SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                 FORM T-3

             FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER
                        THE TRUST INDENTURE ACT OF 1939

------------------------------------------------------------------------------

                             CRIIMI MAE Inc.
                           (Name of Applicant)


                          11200 Rockville Pike
                       Rockville, Maryland 20852
                 (Address of principal executive offices)

-----------------------------------------------------------------------------


          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

        TITLE OF CLASS                                  AMOUNT

 9 1/8 percent Senior Notes Due 2002                 $100,000,000


                  Approximate date of proposed public offering:

                              November 18, 1997

                   Name and address of agent for service:
                            William B. Dockser
                           Chairman of the Board
                              CRIIMI MAE Inc.
                            11200 Rockville Pike
                         Rockville, Maryland 20852
                             (301) 816-2300

                              With a copy to:
                      Morris F. DeFeo, Jr., Esquire
                       Swidler & Berlin, Chartered
                      3000 K Street, N.W., Suite 300
                           Washington, DC 20007
                              (202) 424-7500

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

GENERAL

     1. General information.  Furnish the following as to the applicant:

        (a)  Form of organization:  Corporation.
        (b)  State or other sovereign power under the laws of which organized:
             Maryland.

     2. Securities Act exemption applicable. State briefly the fact relied upon by the applicant as basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required: Not Applicable.

                                 AFFILIATIONS

     3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

        NAME                            JURISDICTION OF INCORPORATION
        ----                            -----------------------------

     CRIIMI, Inc.                                Maryland

     CRI Liquidating REIT, Inc. ("CRI")          Maryland
     (57 percent owned by CRIIMI MAE Inc.;
     43 percent owned by the public);
     CRI filed articles of dissolution
     on 8/6/97

     CRIIMI MAE Management, Inc.                 Maryland

     CRIIMI MAE Financial Corporation            Maryland

     CRIIMI MAE Financial Corporation II         Maryland

     CRIIMI MAE Financial Corporation III        Maryland

     CRIIMI MAE QRS 1, Inc.                      Delaware

     CRIIMI MAE Services, Inc.                   Maryland
     (100 percent of nonvoting preferred
     stock owned by the Company; 100
     percent common stock owned by
     officers of the Company)

    CRIIMI MAE Services Limited Partnership      Maryland
    (CRIIMI MAE Management, Inc. owns a
    62 percent interest as the sole general
    partner; CRIIMI MAE Services, Inc. owns
    a 38 percent interest as the sole limited partner)

    CRIIMI MAE Holding, Inc.                     Delaware

     Certain directors and executive officers of the Company listed in Item 4 below may also be deemed affiliates of the Company by virtue of their respective positions with CRIIMI MAE Inc.


                           MANAGEMENT AND CONTROL

     4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

               NAME & ADDRESS                    POSITION

             William  B. Dockser          Chairman of the Board of Directors
             CRIIMI MAE Inc.
             11200 Rockville Pike
             Rockville, Maryland 20852

             H. William Willoughby        Director, President and Secretary
             CRIIMI MAE Inc.
             11200 Rockville Pike
             Rockville, Maryland 20852

             Garrett G. Carlson, Sr.      Director
             SCA Realty, Inc.
             4501 Tamiami Trail, North
             Barnett Center, Suite 216
             Naples, Florida 33940

             Larry H. Dale                Director
             27551 Craig Lane
             Golden, Colorado 80401

             G. Richard Dunnells          Director
             Holland & Knight
             2100 Pennsylvania Avenue, N.W.
             Suite 400
             Washington, D.C. 20037

             Robert J. Merrick            Director
             Chief Credit Officer
             Signet Bank
             7 North 8th Street
             Richmond, Virginia  23219

             Frederick J. Burchill        Executive Vice President
             CRIIMI MAE Inc.
             11200 Rockville Pike
             Rockville, Maryland 20852

             Cynthia O. Azzara            Chief Financial Officer, Senior
             11200 Rockville Pike          Vice President and CRIIMI MAE Inc.
             Rockville, Maryland 20852     Treasurer


             Brian L. Hanson              Group Vice President
             CRIIMI MAE Inc.
             11200 Rockville Pike
             Rockville, Maryland 20852

             Douglas L. Cooper            Vice President and Chief Underwriter
             11200 Rockville Pike         CRIIMI MAE Inc.
             Rockville, Maryland 20852

             Donald R. Drew               Senior Vice President
             CRIIMI MAE Inc.
             11200 Rockville Pike
             Rockville, Maryland 20852

             David B. Iannarone           Vice President and General Counsel
             CRIIMI MAE Inc.
             11200 Rockville Pike
             Rockville, Maryland 20852


     5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting
securities of the applicant.   As of November 14, 1997, there were no persons
believed to be the beneficial owners of 10 percent or more of the voting securities of the applicant.
------------------------------------------------------------------------------
NAME AND COMPLETE    TITLE OF        AMOUNT        PERCENTAGE OF VOTING
MAILING ADDRESS     CLASS OWNED      OWNED           SECURITIES OWNED

Not applicable.




                             UNDERWRITERS

     6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) Common Stock, $0.01 par value per share, of the Company: Merrill Lynch & Co., 250 Vesey Street, World Financial Center, North Tower, NY, NY 10281; Friedman, Billings, Ramsey & Co., Inc., 1001 19th Street North, Arlington, VA 22209; BT Alex. Brown, 1 South Street, Baltimore, MD 21202; and Lehman Brothers Inc., 3 World Financial Center, 4th Floor, New York, New York 10285.

          Cumulative Convertible Preferred Stock, $0.01 par value per share, of the Company: Friedman, Billings, Ramsey & Co., Inc., 1001 19th Street North, Arlington, VA 22209; and BT Alex. Brown, 1 South Street, Baltimore, MD 21202.

     (b) Senior Notes due 2002 of the Company: Merrill Lynch & Co., 250 Vesey Street, World Financial Center, North Tower, NY, NY 10281: and Lehman Brothers Inc., 3 World Financial Center, 4th Floor, New York, New York 10285.


                            CAPITAL SECURITIES

     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

     (a) As of November 14, 1997, the following table sets forth information as to each authorized class of securities of the Company:

    TITLE OF CLASS         AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
------------------------------------------------------------------------
Common Stock, par value
$.01 par value per share(1)  60,000,000 shares         30,985,284 shares

Preferred Stock, par value
$.01 per share (2)           25,000,000 shares           1,928,006 shares


(1) Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote of stockholders of the Company.

(2) The Company is authorized to issue up to 25,000,000 shares of Preferred Stock, $.01 par value per share, of the Company (the "Preferred Stock") without further stockholder approval (except as may be required by
     applicable law or stock exchange regulations).   The Board of Directors
     of the Company is authorized to determine without any further action by the holders of Common Stock the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of Preferred Stock as are permitted by Maryland law and the Company's Articles of Incorporation and Articles Supplementary to the Articles of Incorporation. The Board of Directors has designated 150,000 shares of Preferred Stock as Series A Cumulative Convertible Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"), none of which
     were outstanding as of November 14, 1997.   The Board of Directors has
     designated 3,000,000 shares of Preferred Stock as Series B Cumulative Convertible Preferred Stock, $.01 par value per share (the "Series B Preferred Stock"), 1,778,006 shares of which were outstanding as of November 14, 1997. The Board of Directors has designated 300,000 shares of Preferred Stock as Series C Cumulative Convertible Preferred Stock, $.01 par value per share (the "Series C Preferred Stock"), 150,000 shares of which were outstanding as of November 14, 1997.



                       INDENTURE SECURITIES

     8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) [paragraph 42,191] of the Act.

     The Notes constitute a separate series of Senior Securities (which are more fully described in the Prospectus dated October 28,1997 and Prospectus Supplement dated November 18, 1997 ) to be issued pursuant to an Indenture (the Indenture dated November 21, 1997 , as amended by the First Supplemental Indenture dated November 21, 1997, are filed as exhibits to the applicant's Form 8-K filed on November 19, 1997, collectively, the "Indenture") between the Company and the State Street Bank and Trust Company, as trustee, and are limited in aggregate principal amount to $100 million. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA). The Notes are subject to all such terms and investors are referred to the Indenture and the TIA for a statement thereof.

     The Notes will rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The Notes will be effectively subordinated to the claims of any secured lender to the extent of the value of the collateral securing such indebtedness. The Notes will also be effectively subordinated to all existing and future indebtedness and other liabilities of the company's Subsidiaries. As of September 30, 1997, after giving pro forma effect to this Offering and the application of the net proceeds therefrom as described in "use of Proceeds," the Company and its subsidiaries had total indebtedness of approximately $1.2 billion, of which approximately $1.1 billion was secured indebtedness of the approximately $708.4 million was non-recourse indebtedness of the Company's subsidiaries. Subject to certain limitations set forth in the Indenture, the Indenture will permit the Company and its Restricted Subsidiaries to incur additional secured and unsecured indebtedness. Such additional indebtedness may consist of, but is not limited to, indebtedness issued under the Indenture.

     The Notes will mature on November 15, 2002. The Notes will be subject to redemption at the option of the Company. The Company will not be required to make any sinking fund payments with respect to the Notes. The Notes will be issued only in fully registered, book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under certain limited circumstances.

     The Notes will bear interest at 9 1/8 percent per annum, from
November 21, 1997 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on each June 1 and December 1, commencing June 1, 1998, and on the applicable Maturity Date, to the persons in whose names the applicable Notes are registered in the security register applicable to the Notes at the close of business on the date 15 calendar days prior to such payment day . Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day
months.                              7

     The principal of each Note payable on the applicable Maturity Date will be paid against presentation and surrender of such Note at the corporate trust office of the Trustee, located initially c/o Two International Place, Boston, Massachusetts 02110, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities: Not Applicable.

     Contents of application for qualification. This application for qualification comprises --

     (a)  Pages numbered 1 to 10, consecutively.

     (b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified with respect to the Senior Notes, which statement is filed herewith as Exhibit T3G and incorporated by reference.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit
Number           Description
--------         -----------

  T3A            Articles of  Incorporation, as amended, of CRIIMI MAE Inc.(1)

  T3B            Amended and Restated Bylaws of CRIIMI MAE Inc. (2)

  T3C Indenture between CRIIMI MAE Inc. and State Street Bank and Trust Company, as Trustee, dated as of November 21, 1997 for 9 1/8 percent Senior Notes due 2002

  T3C.1 First Supplemental Indenture dated as of November 21, 1997 to Indenture between CRIIMI MAE Inc. and State Street Bank and Trust Company, as Trustee, dated as of November 21, 1997 for 9 1/8 percent Senior Notes due 2002

  T3D            Not Applicable

  T3E            Rule 424(b)(5) Prospectus Supplement dated
                 November 18, 1997  (3)

  T3F Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Trust Indenture Act of 1939.

  T3G Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939.
--------------
(1) Incorporated herein by reference to CRIIMI MAE's Registration Statement on Form S-3 (File No. 33-50679), as amended.
(2) Incorporated herein by reference to CRIIMI MAE's Registration Statement on Form S-3 (File No. 333-38409).
(3) Incorporated herein by reference to CRIIMI MAE's filing with the Commission made November 19, 1997.


                              SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, CRIIMI MAE Inc., a corporation organized and existing under the laws of the State of Maryland, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Rockville, and State of Maryland, on the 19th day of November, 1997.

                                     CRIIMI MAE Inc.



                                     By:  /s/ H. William Willoughby
                                         ----------------------------------
                                          Name:  H. William Willoughby
                                          Title:    President





                               CRIIMI MAE Inc.

                              INDEX OF EXHIBITS

Exhibit
Number           Description
--------         -----------

  T3A            Articles of  Incorporation, as amended, of CRIIMI MAE Inc.(1)

  T3B            Amended and Restated Bylaws of CRIIMI MAE Inc. (2)

  T3C Indenture between CRIIMI MAE Inc. and State Street Bank and Trust Company, as Trustee, dated as of November 21, 1997 for 9 1/8 percent Senior Notes due 2002

  T3C.1 First Supplemental Indenture dated as of November 21, 1997 to Indenture between CRIIMI MAE Inc. and State Street Bank and Trust Company, as Trustee, dated as of November 21, 1997 for 9 1/8 percent Senior Notes due 2002

  T3D            Not Applicable

  T3E            Rule 424(b)(5) Prospectus Supplement dated
                 November 18, 1997  (3)

  T3F Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Trust Indenture Act of 1939.

  T3G Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939.
--------------
(1) Incorporated herein by reference to CRIIMI MAE's Registration Statement on Form S-3 (File No. 33-50679), as amended.
(2) Incorporated herein by reference to CRIIMI MAE's Registration Statement on Form S-3 (File No. 333-38409).
(3) Incorporated herein by reference to CRIIMI MAE's filing with the Commission made November 19, 1997.



  EXHIBIT T3C





  ------------------------------------------------------------------------

                                 CRIIMI MAE INC.
                                    Issuer
                                      and
                       STATE STREET BANK AND TRUST COMPANY
                                    Trustee
  -----------------------------------------------------------------------

                                   INDENTURE
                        Dated as of November 19, 1997
  ------------------------------------------------------------------------------

                             Senior Debt Securities

                                 CRIIMI MAE INC.
       Reconciliation and Tie between Trust Indenture Act of 1939 (the "TIA" or "Trust Indenture Act") and the Indenture, dated as of November 21, 1997

  Trust Indenture Act Section                 Indenture Section

  Sec.  310(a)(1)....................................607
           (a)(2)....................................607
           (b).......................................607, 608
  Sec.  312(a).......................................704
  Sec.  312(c).......................................701
  Sec.  313(a).......................................702
           (c).......................................702
  Sec.  314(a).......................................703
           (a)(4)...................................1009
           (c)(1)....................................102
           (c)(2)....................................102
           (e).......................................102
  Sec.  315(b).......................................601
  Sec.  316(a) (last sentence).......................101 ("Outstanding")
           (a)(1)(A).................................502, 512
           (a)(1)(B).................................513
           (b).......................................508
  Sec.  317(a)(1)....................................503
           (a)(2)....................................504
  Sec.  318(a).......................................113
           (c).......................................113

  ---------
  NOTE:     This reconciliation and tie shall not, for any purpose, be deemed to
            be a part of the Indenture.

            Attention should also be directed to Section 318(c) of the Trust
            Indenture Act, which provides that the provisions of Sections 310 to and including 317 of the Trust Indenture Act are a part of and govern every qualified indenture, whether or not physically contained therein.

       INDENTURE (this "Indenture"), dated as of November 19, 1997, between CRIIMI MAE INC., a Maryland corporation (the "Issuer"), having its principal offices at 11200 Rockville Pike, Rockville, Maryland 20852 and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company, as Trustee hereunder (the "Trustee"), having its Corporate Trust Office at Two International Place, Financial Services, Corporate Trust Department, Boston, Massachusetts 02110.

                               RECITALS OF THE ISSUER

       The Issuer deems it necessary to issue from time to time for its lawful purposes senior debt securities (hereinafter called the "Securities") evidencing its unsecured unsubordinated indebtedness, and has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of the Securities, unlimited as to principal amount, to bear interest at the rates or formulas, to mature at such times and to have such other provisions as shall be fixed as hereinafter provided.

       This Indenture is subject to the provisions of the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder that are deemed to be incorporated into this Indenture and shall, to the extent applicable, be governed by such provisions.

       All things necessary to make this Indenture a valid agreement of the Issuer, in accordance with its terms, have been done.

       NOW, THEREFORE, THIS INDENTURE WITNESSETH:

       For and in consideration of the premises and the purchase of the Securities by the holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

                                  ARTICLE ONE
    DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

       SECTION 101. DEFINITIONS. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

       (1) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;
       (2) all other terms used herein which are defined in the TIA, either directly or by reference therein, have the meanings assigned to them therein;
       (3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

       (4) the words "herein," "hereof," "hereto" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

         (5)     the word "or" is always used inclusively.
<PAGE)
       "Acquired Indebtedness" means Debt of a Person (i) existing at the time the Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the Person, in each case, other than Debt incurred in connection with, or in contemplation of, the Person becoming a Subsidiary or that acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

       "Act," when used with respect to any Holder, has the meaning specified in Section 104.

       "Additional Amounts" means any additional amounts which are required by a Security or by or pursuant to a Board Resolution, under circumstances specified therein, to be paid by the Issuer in respect of certain taxes, assessments or other governmental charges imposed on certain Holders and which are owing to such Holders.

       "Affiliate" means, with respect to any specified Person (a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or
  (b) any other Person that owns, directly or indirectly, 10 percent or more of such specified Person's Capital Stock or any executive officer or director of any such specified Person or other Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

       "Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 611 to act on behalf of the Trustee to authenticate Securities of one or more series.

       "Authorized Newspaper" means a newspaper, printed in the English language or in an official language of the place of publication, customarily published on each day that is a Business Day in the place of publication, whether or not published on days that are Legal Holidays in the place of publication, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Whenever successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different Authorized Newspapers in the same city meeting the foregoing requirements and in each case on any day that is a Business Day in the place of publication.

       "Bankruptcy Law"  has the meaning specified in Section 501.

       "Bearer Security"  means any Security established pursuant to
  Section 201 which is payable to bearer.

       "Board of Directors" means the board of directors of the Issuer or any committee of that board duly authorized to act thereunder.

       "Board Resolution" means a copy of one or more resolutions certified by the Secretary or an Assistant Secretary of the Issuer to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

       "Business Day" when used with respect to any Place of Payment or any other location referred to in this Indenture or in the Securities, means, unless otherwise specified with respect to any Securities pursuant to Section 301, any day, other than a Saturday or Sunday or other day on which banking institutions in that Place of Payment or particular location are authorized or required by law, regulation or executive order to close.

       "Capital Stock" means, with respect to any Person, any and all shares, interests, partnership interests, participations, rights in or other equivalents (however designated) of such Person's equity, including any Preferred Stock, and any rights (other than debt securities convertible into or exchangeable or exercisable for such equity), warrants or options exchangeable or exercisable for or convertible into such equity, whether now outstanding or issued after the Issue Date.

       "CEDEL" means Central de Livraison de Valeurs Mobilieres, S.A., or its successor.

       "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties on such date.

       "Common Depositary" has the meaning specified in Section 304(b). "Conversion Event" means the cessation of use of (i) a Foreign Currency both by the government of the country or the confederation which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Union or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established.

       "Corporate Trust Office" means the principal corporate trust office of the Trustee at which, at any particular time, its corporate trust business shall be principally administered, which office at the date hereof is located at Two International Place, Boston, Massachusetts 02110, provided that with respect to presentment, transfer, exchange, registration or payment of Securities, "Corporate Trust Office" is also maintained at the date hereof at State Street Bank and Trust Company, N.A., Corporate Trust Window, 15th Floor, 61 Broadway, New York, New York 10006.

       "Corporation" includes corporations and limited liability companies, associations, partnerships, real estate investment trusts, companies and business trusts.

       "Coupon" means any interest coupon appertaining to a Bearer
  Security.

       "Custodian" has the meaning specified in Section 501.

       "Debt" of any Person means, without duplication, any indebtedness of such Person, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments,
  (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by such Person, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services except any such balance that constitutes an accrued expense or trade payable, (iv) all obligations under or in respect of Interest Rate Agreements, (v) all Debt referred to in the preceding clauses, of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holders of such Debt have an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to property owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt (the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset (as determined in good faith by the Company's Board of Directors whose determination shall be conclusive) or the amount of the obligation so secured), (vi) any lease of property by such Person as lessee which is reflected in such Person's consolidated balance sheet as a capitalized lease in accordance with GAAP, (vii) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends (for purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Debt shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock),
  (viii) all guarantees by such Person of Debt referred to in this definition of any other Person or (ix) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any Debt of the types referred to in clauses (i) through (viii) above, (it being understood that "Debt" shall be deemed to be incurred by the Company and its Restricted Subsidiaries on a consolidated basis whenever the Company and its Restricted Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof; Debt of a Restricted Subsidiary of the Company existing prior to the time it became a Restricted Subsidiary of the Company shall be deemed to be incurred upon such Restricted Subsidiary's becoming a Restricted Subsidiary of the Company; and Debt of a person existing prior to a merger or consolidation of such person with the Company or any Restricted Subsidiary of the Company in which such person is the successor to the Company or such Restricted Subsidiary shall be deemed to be incurred upon the consummation of such merger or consolidation); provided, however that the term Debt shall not include any such indebtedness that has been the subject of an "in substance" defeasance in accordance with GAAP.

       "Defaulted Interest" has the meaning specified in Section 307. "Dollar" or "$" means a dollar or other equivalent unit in such coin or currency of the United States as at the time shall be legal tender for the payment of public and private debts.

       "DTC" has the meaning specified in Section 304(b).

       "ECU" means European Currency Units as defined and revised from time to time by the Council of the European Community.

       "Euroclear" means Morgan Guaranty Trust Company of New York, Brussels Office, or its successor as operator of the Euroclear System.

       "European Community" means the European Economic Community.

       "European Monetary System" means the European Monetary System established by the Resolution of December 5, 1978 of the Council of the European Community.

       "European Union" means the European Community, the European Coal and Steel Community and the European Atomic Energy Community.

       "Event of Default" has the meaning specified in Article Five.

       "Exchange Act" means the Securities Exchange Act of 1934 and any successor statute thereto, in each case as amended from time to time, and the rules and regulations of the Commission thereunder.

       "Exchange Date" has the meaning specified in Section 304(b).

       "Foreign Currency" means any currency, currency unit or composite currency, including, without limitation, the ECU, issued by the government of one or more countries other than the United States or by any recognized confederation or association of such governments.

       "GAAP" means generally accepted accounting principles, as in effect from time to time, as used in the United States applied on a consistent basis; provided that solely for purposes of any calculation required by the financial covenants contained herein, "GAAP" shall mean generally accepted accounting principles as used in the United States on the date hereof, applied on a consistent basis.

       "Government Obligations" means securities which are (i) direct obligations of the United States or the government which issued the Foreign Currency in which the Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States or such government which issued the foreign currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States or such other government, which, in either case, are not callable or redeemable at the option of the Issuer thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or held by such custodian for the account of the holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depositary receipt.

       "Holder" means, in the case of any Registered Security, the Person in whose name such Security is registered in the Security Register and, in the case of any Bearer Security, the bearer thereof and, when used with respect to any coupon, shall mean the bearer thereof.

       "Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and shall include the terms of a particular series of Securities established as contemplated by Section 301.

       "Indexed Security" means a Security the terms of which provide that the principal amount thereof payable at Stated Maturity may be more or less than the principal face amount thereof at original issuance.

       "Interest," when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, shall mean interest payable after Maturity and, when used with respect to a Security which provides for the payment of Additional Amounts pursuant to Section 1010, includes such Additional Amounts.

       "Interest Payment Date," when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

       "Interest Rate Agreements" means interest rate protection agreements in the form of a swap, cap, collar, floor, rate lock, or similar agreement designed to protect against or manage exposure to fluctuations in interest rates relating to any floating rate Debt of the Company or its Subsidiaries.

       "Investment," means, with respect to any Person, any direct or indirect advance, loan or other extension of credit or capital contribution to (by means of a transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition, or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Debt issued or owned by, any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. Investment shall include the fair market value of the assets (net of liabilities) of any Restricted Subsidiary of the Issuer at the time that such Restricted Subsidiary of the Issuer is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities) of any Restricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Issuer and any property transferred to or from any Person shall be valued at its fair market value at the time of such transfer, in each case as determined by the
    Board of Directors of the Issuer in good faith.

       "Issue Date" means the date the Securities are first authenticated and delivered under the Indenture.

       "Issuer" means the Person named as the "Issuer" in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Issuer" shall mean such successor Person.

       "Issuer Request" and "Issuer Order" mean, respectively, a written request or order signed in the name of the Issuer by its Chairman of the Board of Directors, its President or a Vice President (whether or not designated by a number or a word or words added before or after the title "vice president"), and by its Chief Financial Officer, Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

       "Judgment Currency" has the meaning specified in Section 115.

       "Legal Holiday" means a day that is not a Business Day.

       "Make-Whole Amount" means, in connection with any optional redemption of any Securities, the excess, if any, of: (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption; over (ii) the aggregate principal amount of the Securities being redeemed.

       "Maturity," when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption or repurchase, notice of option to elect repayment or otherwise, and includes the Redemption Date.

       "Officers' Certificate" means a certificate signed by the Chairman of the Board of Directors, the President or a Vice President (whether or not designated by a number or a word or words added before or after the title "vice president") of the Issuer and by the Chief Financial Officer, Treasurer, an Assistant Treasurer, the Secretary or an
  Assistant Secretary of the Issuer, and delivered to the Trustee.

       "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Issuer, or who may be an employee of or other counsel for the Issuer and who shall be reasonably satisfactory to the Trustee.

       "Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

       "Outstanding," when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

       (i) Securities theretofore canceled by the Trustee or the Security
               Registrar or delivered to the Trustee or the Security
  Registrar
               for cancellation,

      (ii) Securities, or portions thereof, for whose payment or redemption or repayment at the option of the Holder money in the necessary amount has been theretofore deposited with the Trustee or any
               Paying Agent (other than the Issuer) in trust or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own Paying Agent) for the Holders of such Securities and any coupons appertaining thereto, provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

     (iii) Securities, except to the extent provided in Sections 1402 and
               1403, with respect to which the Issuer has effected defeasance and/or covenant defeasance as provided in Article Fourteen;
  and

      (iv) Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other
               than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such
               Securities are held by a bona fide purchaser in whose hands such
               Securities are valid obligations of the Issuer;

  provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders for quorum purposes, and for the purpose of making the calculations required by TIA
  Section 313, (i) the principal amount of an Original Issue Discount Security that may be counted in making such determination or calculation and that shall be deemed to be Outstanding for such purpose shall be equal to the amount of principal thereof that would be (or shall have been declared to be) due and payable, at the time of such determination or calculation, upon a declaration of acceleration of the maturity thereof pursuant to Section 502, (ii) the principal amount of any Security denominated in a Foreign Currency that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the Dollar equivalent, determined pursuant to Section 301 as of the date such Security is originally issued by the Issuer, of the principal amount (or, in the case of an Original Issue Discount Security, the Dollar equivalent as of such date of original issuance of the amount determined as provided in clause (i) above) of such Security, (iii) the principal amount of any Indexed Security that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Security pursuant to Section 301, and (iv) Securities owned by the Issuer or any other obligor upon the Securities or any Affiliate of the Issuer or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such determination or calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which a Responsible Officer of the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Issuer or any other obligor upon the Securities or any Affiliate of the Issuer or of such other obligor.

       "Paying Agent" means any Person authorized by the Issuer to pay the principal of (and premium and Additional Amounts, if any) or interest on any Securities or coupons on behalf of the Issuer.

       "Person" means any individual, corporation, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organization, real estate investment trust or government or any agency or political subdivision thereof.

       "Place of Payment," when used with respect to any Security, means the place or places where the principal of (and premium and Additional Amounts, if any) and interest on such Securities are payable as specified as contemplated by Sections 301 and 1002.

       "Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security or a Security to which a mutilated, destroyed, lost or stolen coupon appertains shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security or the Security to which the mutilated, destroyed, lost or stolen coupon appertains.

       "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock, whether now outstanding, or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

       "Recourse Indebtedness" means Debt, other than Secured Debt as to which Secured Debt the liability of the obligor thereon is limited to its interest in the collateral securing such Secured Debt, provided that no such Secured Debt shall constitute Recourse Indebtedness by reason of provisions therein for imposition of full recourse liability on the obligor for certain wrongful acts, environmental liabilities, or other customary exclusions from the scope of so-called "non-recourse" provisions.

       "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

       "Redemption Date," when used with respect to any Security to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture or such Security.

       "Redemption Price," when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture or such Security.

       "Registered Security" shall mean any Security which is registered in the Security Register.

       "Regular Record Date" for the interest payable on any Interest Payment Date on any Registered Security of or within any series means the date specified for that purpose as contemplated by Section 301, whether or not a Business Day.

       "Reinvestment Rate" means .50percent plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Issuer.
       "Repayment Date" means, when used with respect to any Security to be repaid at the option of the Holder, the date fixed for such repayment by or pursuant to this Indenture.

       "Repayment Price" means, when used with respect to any Security to be repaid at the option of the Holder, the price at which it is to be repaid by or pursuant to this Indenture.

       "Responsible Officer," when used with respect to the Trustee, means the chairman or vice-chairman of the board of directors, the chairman or vice-chairman of the executive committee of the board of directors, the president, any vice president (whether or not designated by a number or a word or words added before or after the title "vice president"), the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such officer's knowledge and familiarity with the particular subject.

       "Restricted Subsidiary" means any Subsidiary of the Issuer that has not been designated as an "Unrestricted Subsidiary" in accordance with the terms of the Indenture.

       "Secured Debt" means, without duplication, Debt that is secured by a mortgage, trust deed, deed of trust, deed to secure Debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets. Secured Debt shall be deemed to be incurred (i) on the date the Issuer or any Subsidiary creates, assumes, guarantees or otherwise becomes liable in respect thereof if it is secured in the manner described in the preceding sentence on such date or (ii) on the date the Issuer or any Subsidiary first secures such Debt in the manner described in the preceding sentence if such Debt was not so secured on the date it was incurred.

       "Security" has the meaning stated in the first recital of this Indenture and, more particularly, means any Security or Securities authenticated and delivered under this Indenture; provided; however, that, if at any time there is more than one Person acting as Trustee under this Indenture, "Securities" with respect to the Indenture as to which such Person is Trustee shall have the meaning stated in the first recital of this Indenture and shall more particularly mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any series as to which such Person is not Trustee.

       "Security Register" and "Security Registrar" have the respective meanings specified in Section 305.

       "Significant Subsidiary" means any Restricted Subsidiary which is a "significant subsidiary" (as defined in Article I, Rule 1-02 of
  Regulation S-X, promulgated under the Securities Act of 1933, as amended), of the Issuer.

       "Special Record Date" for the payment of any Defaulted Interest on the Registered Securities of or within any series means a date fixed by the Trustee pursuant to Section 307.

       "Stated Maturity," when used with respect to any Security or any installment of principal thereof or interest thereon or any Additional Amounts with respect thereto, means the date specified in such Security or a coupon representing such installment of interest as the fixed date on which the principal of such Security or such installment of principal or interest, or such Additional Amounts are due and payable.

       "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Issuer.

       "Subsidiary" means a Person a majority of the voting power of the equity securities, or a majority of the value of the equity interests, of which are owned, directly or indirectly, by the Company and/or by one or more Subsidiaries of the Company.

       "Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939, as amended and as in force at the date as of which this Indenture was executed, except as provided in Section 905.

       "Trustee" means the Person named as the "Trustee" in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder; provided, however, that if at any time there is more than one such Person, "Trustee" as used with respect to the Securities of any series shall mean only the Trustee with respect to Securities of that series.

       "United States" means, unless otherwise specified with respect to any Securities pursuant to Section 301, the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

       "United States Person" means, unless otherwise specified with respect to any Securities pursuant to Section 301, an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

       "Unrestricted Subsidiary" means any Subsidiary of the Issuer that the Issuer has classified as an "Unrestricted Subsidiary" and that has not been reclassified as a Restricted Subsidiary, pursuant to the terms of this Indenture.

       "Unsecured Debt" means Debt of the Issuer or any Subsidiary that is not Secured Debt.

       "Yield to Maturity" means the yield to maturity, computed at the time of issuance of a Security (or, if applicable, at the most recent redetermination of interest on such Security) and as set forth in such Security in accordance with generally accepted United States bond yield computation principles.

       SECTION 102. COMPLIANCE CERTIFICATES AND OPINIONS. Except as otherwise expressly provided in this Indenture, upon any application or request by the Issuer to the Trustee to take any action under any provision of this

  Indenture, the Issuer shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

       Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (including certificates delivered pursuant to Section 1009) shall include:

       (1) a statement that each individual signing such certificate or opinion has read such condition or covenant and the definitions herein relating thereto;

       (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

       (3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such condition or covenant has been complied with; and

       (4) a statement as to whether, in the opinion of such individual, such condition or covenant has been complied with.

  SECTION 103. FORM OF DOCUMENTS DELIVERED TO TRUSTEE. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion as to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

       Any certificate or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, or a certificate or representations of or by counsel, unless such officer knows, or in the exercise of reasonable care should know, that the opinion, certificate or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such Opinion of Counsel or certificate or representations may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer stating that the information as to such factual matters is in the possession of the Issuer, unless such counsel knows that the certificate or opinion or representations as to such matters are erroneous.

       Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other
  instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

       SECTION 104. ACTS OF HOLDERS. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. If, but only if, Securities of a series are issuable as Bearer Securities, any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of Securities of such series may, alternatively, be embodied in and evidenced by the record of Holders of Securities of such series voting in favor thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders of Securities of such series duly called and held in accordance with the provisions of Article Fifteen, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Issuer. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and (subject to Section 315 of the TIA) conclusive in favor of the Trustee and the Issuer and any agent of the Trustee or the Issuer, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in
  Section 1506.

       (b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient and in accordance with such reasonable rules as the Trustee may determine; and the Trustee may in any instance require further proof with respect to any of the matters referred to in this Section.

       (c) The ownership, principal amount and serial numbers of Registered Securities held by any Person, and the date of the commencement and the date of the termination of holding the same, shall be proved by the Security Register.

       (d) The ownership, principal amount and serial numbers of Bearer Securities held by any Person, and the date of the commencement and the date of the termination of holding the same may be proved by the production of such Bearer Securities or by a certificate executed, as, depositary, by any trust company, bank, banker or other depositary reasonably acceptable to the Issuer, wherever situated, if such certificate shall be deemed by the Issuer and the Trustee to be satisfactory, showing that at the date therein mentioned such Person had on deposit with such depositary, or exhibited to it, the Bearer Securities therein described; or such facts may be proved by the certificate or affidavit of the Person holding such Bearer Securities, if such certificate or affidavit is deemed by the Trustee to be satisfactory. The Trustee and the Issuer may assume that such ownership of any Bearer Security continues until

  (1) another certificate or affidavit bearing a later date issued in respect of the same Bearer Security is produced, or (2) such Bearer Security is produced to the Trustee by some other Person, or (3) such Bearer Security is surrendered in exchange for a Registered Security, or
  (4) such Bearer Security is no longer Outstanding. The ownership, principal amount and serial numbers of Bearer Securities held by the Person so executing such instrument in writing and the date of the commencement and the date of the termination of holding the same may also be proved in any other manner which the Trustee deems sufficient.

       (e) If the Issuer shall solicit from the Holders of any Registered Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Issuer may, at its option, in or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders of Registered Securities entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Issuer shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of Registered Securities of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date, provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

       (f) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, any Security Registrar, any Paying Agent, any Authenticating Agent or the Issuer in reliance thereon, whether or not notation of such action is made upon such Security.

       SECTION 105. NOTICES, ETC., TO TRUSTEE AND ISSUER. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with

       (A) the Trustee by a Holder or by the Issuer shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust
  Office, or

      (B) the Issuer by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first class postage prepaid,
              to the Issuer addressed to it at the address of its principal office specified in the first paragraph of this Indenture or at
              any other address previously furnished in writing to the Trustee by the Issuer.

       SECTION 106. NOTICE TO HOLDERS; WAIVER. Where this Indenture provides for notice of any event to Holders of Registered Securities by the Issuer or the Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each such Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders of Registered Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of Registered Securities or the sufficiency of any notice to Holders of Bearer Securities given as provided herein. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

       If by reason of the suspension of or irregularities in regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification to Holders of Registered Securities as shall be made with the approval of the Trustee shall constitute a sufficient notification to such Holders for every purpose hereunder.

       Except as otherwise expressly provided herein or otherwise specified with respect to any Securities pursuant to Section 301, where this Indenture provides for notice to Holders of Bearer Securities of any event, such notice shall be sufficiently given if published in an Authorized Newspaper in New York City and in such other city or cities as may be specified in such Securities on a Business Day, such publication to be not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

       If by reason of the suspension of publication of any Authorized Newspaper or Authorized Newspapers or by reason of any other cause it shall be impracticable to publish any notice to Holders of Bearer Securities as provided above, then such notification to Holders of Bearer Securities as shall be given with the approval of the Trustee shall constitute sufficient notice to such Holders for every purpose hereunder. Neither the failure to give notice by publication to any particular Holder of Bearer Securities as provided above, nor any defect in any notice so published, shall affect the sufficiency of such notice with respect to other Holders of Bearer Securities or the sufficiency of any notice to Holders of Registered Securities given as provided herein.

       Any request, demand, authorization, direction, notice, consent, waiver or Act required or permitted under this Indenture shall be in the English language, except that, if the Issuer so elects, any published notice may be in an official language of the country of publication.

       Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

       SECTION 107. EFFECT OF HEADINGS AND TABLE OF CONTENTS. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

       SECTION 108. SUCCESSORS AND ASSIGNS. All covenants and agreements in this Indenture by the Issuer shall bind its successors and assigns, whether so expressed or not.

       SECTION 109. SEVERABILITY CLAUSE. In case any provision in this Indenture or in any Security or coupon shall be deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

       SECTION 110. BENEFITS OF INDENTURE. Nothing in this Indenture or in the Securities or coupons, express or implied, shall give to any Person, other than the parties hereto, any Security Registrar, any Paying Agent, any Authenticating Agent and their successors hereunder and the Holders any benefit or any legal or equitable right, remedy or claim under this Indenture.

       SECTION 111. GOVERNING LAW. This Indenture and the Securities and coupons shall be governed by and construed in accordance with the laws of the State of New York.

       SECTION 112. LEGAL HOLIDAYS. In any case where any Interest Payment Date, Redemption Date, Repayment Date, sinking fund payment date, Stated Maturity or Maturity of any Security, or the last date on which a Holder has the right to exchange Securities of a series that are exchangeable, shall be a Legal Holiday at any Place of Payment, then (notwithstanding any other provision of this Indenture or any Security or coupon other than a provision in any Security or coupon that specifically states that such provision shall apply in lieu hereof), payment of interest or any Additional Amounts or principal (and premium or Make-Whole Amount, if any) need not be made at such Place of Payment on such date and such Securities need not be exchanged on such date, but such payment may be made and such Securities may be exchanged on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date, Redemption Date, Repayment Date or sinking fund payment date, or at the Stated Maturity or Maturity or on such last day for exchange, provided that no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date, Redemption Date, Repayment Date, sinking fund payment date, Stated Maturity or Maturity or last day for or exchange, as the case may be.

       SECTION 113. CONFLICT WITH TRUST INDENTURE ACT. This Indenture is subject to the provisions of the TIA that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

       SECTION 114. COUNTERPARTS. This Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

       SECTION 115. JUDGMENT CURRENCY. The Issuer agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of, or premium or interest, if any, or Additional Amounts on the Securities of any series (the "Required Currency") into a currency in which a judgment will be rendered (the "Judgment Currency"), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the New York Banking Day preceding that on which a final unappealable judgment is given and (b) the Issuer's obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with clause (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable, and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture. For purposes of the foregoing, "New York Banking Day" means any day except a Legal Holiday in The City of New York.

       SECTION 116. NONRECOURSE. Unless otherwise provided in the Board Resolution authorizing a particular series of Securities in accordance with Section 301, no recourse under or upon any obligation, covenant or agreement contained in this Indenture, in any Security or coupon appertaining thereto, or because of any Debt evidenced thereby (including, without limitation, any obligation or indebtedness relating to the principal of, or premium or Make-Whole Amount, if any, interest or any other amounts due, or claimed to be due, on any Security issued hereunder), or for any claim based thereon or otherwise in respect thereof, shall be had (i) against any Person which owns an interest, directly or indirectly, in the Issuer, or (ii) against any promoter, as such, or against any past, present or future shareholder, officer or director, as such, of the Issuer or of any successor, either directly or through the Issuer or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders thereof and as part of the consideration for the issue of the Securities. Unless otherwise provided in the Board Resolution authorizing a particular series of Securities in accordance with
  Section 301, the Holders of the Securities hereunder acknowledge by the acceptance of the Securities that their sole remedies under this Indenture for any Default by the Issuer in the payment of the principal of, or any premium or Make-Whole Amount, if any, interest or any amounts due, or claimed to be due, on any Security, or otherwise, are limited to claims against the property of the Issuer as provided in
    Section 503 hereof.

                                  ARTICLE TWO
 SECURITIES FORMS

       SECTION 201. FORMS OF SECURITIES. The Registered Securities, if any, of each series and the Bearer Securities, if any, of each series and related coupons shall be in substantially the forms as shall be established in one or more indentures supplemental hereto or approved from time to time by or pursuant to a Board Resolution in accordance with Section 301, shall have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture or any indenture supplemental hereto, and may have such letters, numbers or other marks of identification or designation and such legends or endorsements placed thereon as the Issuer may deem appropriate and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Securities may be listed, or to conform to usage.
  Unless otherwise specified as contemplated by Section 301, Bearer Securities shall have interest coupons attached.

       The definitive Securities and coupons shall be printed, lithographed or engraved or produced by any combination of these methods on a steel engraved border or steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities or coupons, as evidenced by their execution of such Securities or coupons.

       SECTION 202. FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION. Subject to Section 611, the Trustee's certificate of authentication shall be in substantially the following form:


           This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

                                         (TRUSTEE)
                                         as Trustee

                                         By:
                                            --------------------------
                                            Authorized Signatory

       SECTION 203. SECURITIES ISSUABLE IN GLOBAL FORM. If Securities of or within a series are issuable in global form, as specified as contemplated by Section 301, then, notwithstanding clause (9) of
  Section 301 and the provisions of Section 302, any such Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it or any number of such Securities shall represent the aggregate amount of Outstanding Securities of such series from time to time endorsed thereon and may also provide that the aggregate amount of Outstanding Securities of such series represented thereby may from time to time be increased or decreased to reflect exchanges. Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, of Outstanding Securities represented thereby shall be made in such manner and
  by such Person or Persons as shall be specified therein or in the Issuer
  Order to be delivered pursuant to Section 303 or 304.   Subject to the
  provisions of Section 303 and, if applicable, Section 304, the Trustee shall deliver and redeliver any Security in permanent global form in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Issuer Order. If an Issuer Order pursuant to Section 303 or 304 has been, or simultaneously is, delivered, any instructions by the Issuer with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with Section 102 and need not be accompanied by an Opinion of Counsel.

       The provisions of the last sentence of Section 303 shall apply to any Security represented by a Security in global form if such Security was never issued and sold by the Issuer and the Issuer delivers to the Trustee the Security in global form together with written instructions (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) with regard to the reduction in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of Section 303.

       Notwithstanding the provisions of Section 307, unless otherwise specified as contemplated by Section 301, payment of principal of, and any premium and interest on, and any Additional Amounts in respect of, any Security in temporary or permanent global form shall be made to the Person or Persons specified therein.

       Notwithstanding the provisions of Section 308 and except as provided in the preceding paragraph, the Issuer, the Trustee and any agent of the Issuer and the Trustee shall treat as the Holder of such principal amount of Outstanding Securities represented by a global Security (a) in the case of a global Security in registered form, the Holder of such global Security in registered form, or (b) in the case of a global Security in bearer form, the Person or Persons specified pursuant to Section 301.

                                ARTICLE THREE
THE SECURITIES

       SECTION 301. AMOUNT UNLIMITED; ISSUABLE IN SERIES. The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

       The Securities may be issued in one or more series. There shall be established in one or more Board Resolutions or pursuant to authority granted by one or more Board Resolutions and, subject to Section 303, set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series, any or all of the following, as applicable (each of which (except for the matters set forth in clauses (1), (2) and (16) below), if so provided, may be determined from time to time by the Issuer with respect to unissued Securities of the series when issued from time to time):

       (1) the title of the Securities of the series (which shall distinguish the Securities of such series from all other series
              of Securities);

       (2) any limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this
              Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Sections 304, 305, 306,
              906, 1107 or 1305);

       (3) the percentage of the principal amount at which the Securities of the series will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of maturity thereof;

       (4) the date or dates, or the method for determining such date or dates, on which the principal of the Securities of the series shall be payable;

       (5) the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, the Interest Payment Dates on which such interest will be payable and the Regular Record Date, if any, for the interest payable on any Registered Security on any Interest Payment
  Date,
              or the method by which such date shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

      (6) the place or places, if any, other than or in addition to the
              Corporate Trust Office of the Trustee, where (i) the principal of
              (and premium or Make-Whole Amount, if any), interest, if any, on, and Additional Amounts, if any, payable in respect of, the Securities of the series shall be payable, (ii) any
  Registered
              Securities of the series may be surrendered for registration of transfer or exchange and (iii) notices or demands to or upon the
              Issuer in respect of the Securities of the series and this Indenture may be served;

      (7) the period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which the Securities of the series may be redeemed, as a whole or in part, at the option of the Issuer, if the Issuer is to have such an option;

      (8) the obligation, if any, of the Issuer to redeem, repay or purchase the Securities of the series pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the
              period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency
              unit or units or composite currency or currencies in which, and other terms and conditions upon which the Securities of the series shall be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

      (9) if other than denominations of $1,000 and any integral multiple hereof, the denominations in which any Registered Securities of the series shall be issuable and, if other than denominations of
              $5,000 and any integral multiple thereof, the denomination or denominations in which any Bearer Securities of the series shall be issuable;

     (10)     if other than the Trustee, the identity of each Security
  Registrar
              and/or Paying Agent;

     (11)     [intentionally omitted];

     (12) if other than Dollars, the Foreign Currency or Currencies in which payment of the principal of (and premium or Make-Whole
  Amount, if
              any) or interest or Additional Amounts, if any, on the Securities of the series shall be payable or in which the Securities of the series shall be denominated;

     (13) whether the amount of payments of principal of (and premium or
              Make-Whole Amount, if any) or interest, if any, on the Securities of the series may be determined with reference to an index, formula or other method (which index, formula or method may be
              based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts shall be determined;

     (14) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on the Securities of the series are to be payable, at the election of the Issuer or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon
              which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies,
              currency unit or units or composite currency or currencies in which such Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Securities are to be so payable;

     (15) provisions, if any, granting special rights to the Holders of the
              Securities of the series upon the occurrence of such events as may be specified;

     (16) any deletions from, modifications of or additions to the Events of
              Default or covenants of the Issuer with respect to the Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

     (17) whether the Securities of the series will be in certificated or book-entry form and, if certificated, whether Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions
              applicable to the offer, sale or delivery of Bearer
  Securities and
              the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and vice versa
              (if permitted by applicable laws and regulations), whether any
              Securities of the series are to be issuable initially in temporary global form and whether any Securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 305, and, if Registered Securities of the series are to be issuable as a global
              Security, the identity of the depositary for such series;

     (18) the date as of which any Bearer Securities of the series and any temporary global Security representing Outstanding
  Securities of
              the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

     (19) the Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record
  Date for
              such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Security on an Interest Payment Date will be paid if other than in the manner provided in Section 304;

     (20) the applicability, if any, of Sections 1402 and/or 1403 to the
              Securities of the series and any provisions in modification of, in addition to or in lieu of, any of the provisions of Article Fourteen;

     (21) if the Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary
              Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

     (22) whether and under what circumstances the Issuer will pay Additional Amounts on the Securities of the series to any
  Holder
              who is not a United States Person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Issuer will have the option to redeem such Securities rather than pay such Additional
              Amounts (and the terms of any such option);

     (23) with respect to any Securities that provide for optional redemption or prepayment upon the occurrence of certain events
              (such as a change of control of the Issuer), (i) the possible effects of such provisions on the market price of the Issuer's securities or in deterring certain mergers, tender offers or other takeover attempts, and the intention of the Issuer to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions; (ii) whether the occurrence of the specified events
              may give rise to cross-defaults on other indebtedness such that payment on such Securities may be effectively subordinated;
  and
              (iii) the existence of any limitations on the Issuer's financial or legal ability to repurchase such Securities upon the occurrence of such an event (including, if true, the lack of assurance that such a repurchase can be effected) and the impact, if any, under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default;

     (24) with respect to any Securities that may be issued in a private offering, the restrictions on transfer and legends relating to such Securities of the series and whether Securities of the series are entitled to registration or exchange rights; and

     (25) any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture).

       All Securities of any one series and the coupons, if any, appertaining to any Bearer Securities of the series shall be substantially identical except, in the case of Registered Securities, as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution establishing the series (subject to Section 303 and the second paragraph of this Section 301) and set forth in an Officers' Certificate or in any indenture supplemental hereto. All Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders, for issuances of additional Securities of such series. If any of the terms of the Securities of any series are established by action taken pursuant to one or more Board Resolutions, a copy of an appropriate record of such action(s) shall be certified by the Secretary or an Assistant Secretary of the Issuer and delivered to the Trustee at or prior to the delivery of the Officers' Certificate setting forth the terms of the Securities of such series.

       SECTION 302. CURRENCY, DENOMINATIONS. Unless otherwise provided as contemplated by Section 301, the principal of, any premium, any Make-Whole
 Amount and interest on and any Additional Amounts with respect to the

  Securities shall be payable in Dollars. Unless otherwise provided as contemplated by Section 301, Registered Securities denominated in Dollars (other than Registered Securities issued in global form, which may be of any denomination) shall be issuable in denominations of $1,000 and any integral multiple thereof, and the Bearer Securities denominated in Dollars (other than Bearer Securities issued in global form, which may be of any denomination) shall be issuable in denominations of $5,000 and any integral multiple thereof. Securities not denominated in Dollars shall be issuable in such denominations as are established with respect to such Securities in or pursuant to this Indenture.

       SECTION 303. EXECUTION, AUTHENTICATION, DELIVERY AND DATING. The Securities and any coupons appertaining thereto shall be executed on behalf of the Issuer by its Chairman of the Board, its President or one of its Vice Presidents (whether or not designated by a number or word or words added before or after the title "vice president"), under its corporate seal reproduced thereon, and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities and coupons may be manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Securities.

       Securities or coupons bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities or coupons.

       At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver the Securities of any series, together with any coupon appertaining thereto, executed by the Issuer to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Issuer Order shall authenticate and deliver such Securities; provided, however, that, in connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States; and provided further that, unless otherwise specified with respect to any series of Securities pursuant to
  Section 301, a Bearer Security may be delivered in connection with its original issuance only if the Person entitled to receive such Bearer Security shall have furnished a certificate to Euroclear or CEDEL (with a copy to the Trustee), as the case may be, in the form set forth in Exhibit A-1 to this Indenture or such other certificate as may be specified with respect to any series of Securities pursuant to
  Section 301, dated no earlier than 15 days prior to the earlier of the date on which such Bearer Security is delivered and the date on which any temporary Security first becomes exchangeable for such Bearer Security in accordance with the terms of such temporary Security and this Indenture. If any Security shall be represented by a permanent global Bearer Security, then, for purposes of this Section and
  Section 304, the notation of a beneficial owner's interest therein upon original issuance of such Security or upon exchange of a portion of a temporary global Security shall be deemed to be delivery in connection with its original issuance of such beneficial owner's interest in such permanent
  global Security. Except as permitted by Section 306, the Trustee shall not authenticate and deliver any Bearer Security unless all appurtenant coupons for interest then matured have been detached and canceled.

       If all the Securities of any series are not to be issued at one time and if the Board Resolution or supplemental indenture establishing such series shall so permit, such Issuer Order may set forth procedures acceptable to the Trustee for the issuance of such Securities and determining the terms of particular Securities of such series, such as interest rate or formula, maturity date, date of issuance and date from which interest shall accrue. In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to TIA Section 315(a) through 315(d)) shall be fully protected in relying upon:

       (a)     an Opinion of Counsel stating that:

              (1) the terms and the form or forms of such Securities and any coupons have been established in conformity with the provisions of this Indenture; and

              (2) such Securities, together with any coupons appertaining thereto, when completed by appropriate insertions and
                      executed and delivered by the Issuer to the Trustee for
                      authentication in accordance with this Indenture, authenticated and delivered by the Trustee in accordance
                      with this Indenture and issued by the Issuer in the manner and subject to any conditions specified in such Opinion of
                      Counsel, will constitute legal, valid and binding obligations of the Issuer, enforceable in accordance with
                      their terms, subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of
                      creditors' rights generally and to general equitable principles and will entitle the Holders thereof to the
                      benefits of this Indenture; and

       (b) an Officers' Certificate stating that all conditions precedent provided for in this Indenture relating to the issuance of the Securities have been complied with and that, to the best of the knowledge of the signers of such certificate, no Event of Default with respect to any of the Securities shall have occurred and be continuing.

       If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties, obligations or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

       Notwithstanding the provisions of Section 301 and of the preceding paragraph, if all the Securities of any series are not to be issued at one time, it shall not be necessary to deliver an Officers' Certificate otherwise required pursuant to Section 301 or an Issuer Order, or an
    Opinion of Counsel
  or an Officers' Certificate otherwise required pursuant to the preceding paragraph at the time of issuance of each Security of such series, but such order, opinion and certificates, with appropriate modifications to cover such future issuances, shall be delivered at or before the time of issuance of the first Security of such series.

       Each Registered Security shall be dated the date of its authentication and each Bearer Security shall be dated as of the date specified as contemplated by Section 301.

       No Security or coupon shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security or Security to which such coupon appertains a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized signatory, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Security to the Trustee for cancellation as provided in Section 309 together with a written statement (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Issuer, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

       SECTION 304. TEMPORARY SECURITIES. (a) Pending the preparation of definitive Securities of any series, the Issuer may execute, and upon Issuer Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued, in registered form, or, if authorized, in bearer form with one or more coupons or without coupons, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as conclusively evidenced by their execution of such Securities. Such temporary Securities may be in global form.

       Except in the case of temporary Securities in global form (which shall be exchanged in accordance with Section 304(b) or as otherwise provided in or pursuant to a Board Resolution), if temporary Securities of any series are issued, the Issuer will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary
  Securities of such series shall be exchangeable for definitive
  Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Issuer in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series (accompanied by any nonmatured coupons appertaining thereto), the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of the same series of authorized denominations; provided, however, that no definitive Bearer Security shall be delivered in exchange for a temporary Registered Security, and provided further that a definitive
  Bearer Security shall be delivered in exchange for a temporary Bearer Security only in compliance with the conditions set forth in this Indenture. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

       (b) Unless otherwise provided in or pursuant to a Board Resolution, this Section 304(b) shall govern the exchange of temporary Securities issued in global form other than through the facilities of The Depository Trust Company ("DTC"). If any such temporary Security is issued in global form, then such temporary global Security shall, unless otherwise provided therein, be delivered to the London office of a depositary or common depositary (the "Common Depositary"), for the benefit of Euroclear and CEDEL, for credit to the respective accounts of the beneficial owners of such Securities (or to such other accounts as they may direct).

       Without unnecessary delay, but in any event not later than the date specified in, or determined pursuant to the terms of, any such temporary global Security (the "Exchange Date"), the Issuer shall deliver to the Trustee definitive Securities, in aggregate principal amount equal to the principal amount of such temporary global Security, executed by the Issuer. On or after the Exchange Date, such temporary global Security shall be surrendered by the Common Depositary to the Trustee, as the Issuer's agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities without charge, and the Trustee shall authenticate and deliver, in exchange for each portion of such temporary global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such temporary global Security to be exchanged. The definitive Securities to be delivered in exchange for any such temporary global Security shall be in bearer form, registered form, permanent global bearer form or permanent global registered form, or any combination thereof, as specified as contemplated by Section 301, and, if any combination thereof is so specified, as requested by the beneficial owner thereof; provided, however, that, unless otherwise specified in such temporary global Security, upon such presentation by the Common Depositary, such temporary global Security is accompanied by a certificate dated the Exchange Date or a subsequent date and signed by Euroclear as to the portion of such temporary global Security held for its account then to be exchanged and a certificate dated the Exchange Date or a subsequent date and signed by CEDEL as to the portion of such temporary global Security held for its account then to be exchanged, each in the form set forth in Exhibit A-2 to this Indenture or in such other form as may be established pursuant to Section 301; and provided further that definitive Bearer Securities shall be delivered in exchange for a portion of a temporary global Security only in compliance with the requirements of Section 303.

       Unless otherwise specified in such temporary global Security, the interest of a beneficial owner of Securities of a series in a temporary global Security shall be exchanged for definitive Securities of the same series and of like tenor following the Exchange Date when the account holder instructs Euroclear or CEDEL, as the case may be, to request such exchange on his behalf
  and delivers to Euroclear or CEDEL, as the case may be, a certificate in the form set forth in Exhibit A-1 to this Indenture (or in such other form as may be established pursuant to Section 301), dated no earlier than 15 days prior to the Exchange Date, copies of which certificate shall be available from the offices of Euroclear and CEDEL, the Trustee, any Authenticating Agent appointed for such series of Securities and each Paying Agent. Unless otherwise specified in such temporary global Security, any such exchange shall be made free of charge to the beneficial owners of such temporary global Security, except that a Person receiving definitive Securities must bear the cost of insurance, postage, transportation and the like unless such Person takes delivery of such definitive Securities in person at the offices of Euroclear or CEDEL. Definitive Securities in bearer form to be delivered in exchange for any portion of a temporary global Security shall be delivered only outside the United States.

       Until exchanged in full as hereinabove provided, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of the same series and of like tenor authenticated and delivered hereunder, except that, unless otherwise specified as contemplated by Section 301, interest payable on a temporary global Security on an Interest Payment Date for Securities of such series occurring prior to the applicable Exchange Date shall be payable to Euroclear and CEDEL on such Interest Payment Date upon delivery by Euroclear and CEDEL to the Trustee of a certificate or certificates in the form set forth in Exhibit A-2 to this Indenture (or in such other forms as may be established pursuant to Section 301), for credit without further interest on or after such Interest Payment Date to the respective accounts of Persons who are the beneficial owners of such temporary global Security on such Interest Payment Date and who have each delivered to Euroclear or CEDEL, as the case may be, a certificate dated no earlier than 15 days prior to the Interest Payment Date occurring prior to such Exchange Date in the form set forth as Exhibit A-1 to this Indenture (or in such other forms as may be established pursuant to Section 301). Notwithstanding anything to the contrary herein contained, the certifications made pursuant to this paragraph shall satisfy the certification requirements of the preceding two paragraphs of this Section 304(b) and of the third paragraph of Section 303 of this Indenture and the interests of the Persons who are the beneficial owners of the temporary global Security with respect to which such certification was made will be exchanged for definitive Securities of the same series and of like tenor on the Exchange Date or the date of certification if such date occurs after the Exchange Date, without further act or deed by such beneficial owners. Except as otherwise provided in this paragraph, no payments of principal or interest owing with respect to a beneficial interest in a temporary global Security will be made unless and until such interest in such temporary global Security shall have been exchanged for an interest in a definitive Security. Any interest so received by Euroclear and CEDEL and not paid as herein provided shall be returned to the Trustee prior to the expiration of two years after such Interest Payment Date in order to be repaid to the Issuer.

       (c) Unless otherwise provided in or pursuant to a Board Resolution, this Section 304(c) shall govern the exchange of temporary Securities issued in global form through the facilities of DTC. If any such temporary Security is issued in global form, then such temporary global security shall, unless
  otherwise provided therein, be delivered to DTC for credit to the respective accounts of the beneficial owners of such Securities (or to such other accounts as they may direct).

       Without unnecessary delay, but in any event not later than the Exchange Date, the Issuer shall deliver to the Trustee definitive Securities, in aggregate principal amount equal to the principal amount of such temporary global Security, executed by the Issuer. On or after the Exchange Date, such temporary global Security shall be surrendered by DTC to the Trustee, as the Issuer's agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities without charge, and the Trustee shall authenticate and deliver, in exchange for each portion of such temporary global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such temporary global Security to be exchanged. The definitive Securities to be delivered in exchange for any such temporary global Security shall be in registered form or permanent global registered form, or any combination thereof, as specified as contemplated by
  Section 301, and, if any combination thereof is so specified, as requested by the beneficial owner thereof.

       Unless otherwise specified in such temporary global Security, the interest of a beneficial owner of Securities of a series in a temporary global Security shall be exchanged for definitive Securities of the same series and of like tenor following the Exchange Date when the account holder instructs DTC to request such exchange on his behalf. Unless otherwise specified in such temporary global Security, any such exchange shall be made free of charge to the beneficial owners of such temporary global Security, except that a Person receiving definitive Securities must bear the cost of insurance, postage, transportation and the like unless such Person takes delivery of such definitive Securities in person.

       Until exchanged in full as hereinabove provided, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of the same series and of like tenor authenticated and delivered hereunder, except that, unless otherwise specified as contemplated by Section 301, interest payable on a temporary global Security on an Interest Payment Date for Securities for such series occurring prior to the applicable Exchange Date shall be payable to DTC on such Interest Payment Date, for credit without further interest on or after such Interest Payment Date to the respective accounts of Persons who are the beneficial owners of such temporary global Security on such Interest Payment Date.

       SECTION 305. REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE. The Issuer shall cause to be kept at the Corporate Trust Office of the Trustee or in any office or agency of the Issuer in a Place of Payment a register for each series of Securities (the registers maintained in such office or in any such office or agency of the Issuer in a Place of Payment being herein sometimes referred to collectively as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for the registration of Registered Securities and of transfers of Registered Securities. The Security Register shall be in written form or any other form capable of being converted into written form within a reasonable time. The Trustee, at its Corporate Trust Office, is hereby appointed

       "Security Registrar" for the purpose of registering Registered Securities and transfers of Registered Securities on such Security Register as herein provided. The Issuer shall have the right to remove and replace from time to time the Security Registrar for any series of Securities; provided that no such removal or replacement shall be effective until a successor Security Registrar with respect to such series of Securities shall have been appointed by the Issuer and shall have accepted such appointment by the Issuer. In the event that the Trustee shall cease to be Security Registrar, it shall have the right to examine the Security Register at all reasonable times.

       Subject to the provisions of this Section 305, upon surrender for registration of transfer of any Registered Security of any series at any office or agency of the Issuer in a Place of Payment for that series, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Registered Securities of the same series, of any authorized denominations and of a like aggregate principal amount, bearing a number not contemporaneously outstanding, and containing identical terms and provisions. Whenever any such Registered Securities are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the Registered Securities which the Holder making the exchange is entitled to receive.

       Unless otherwise specified with respect to any series of Securities as contemplated by Section 301, Bearer Securities may not be issued in exchange for Registered Securities. If (but only if) permitted by the applicable Board Resolution and (subject to Section 303) set forth in the applicable Officers' Certificate, or in any indenture supplemental hereto, delivered as contemplated by Section 301, at the option of the Holder, Bearer Securities of any series may be exchanged for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor, upon surrender of the Bearer Securities to be exchanged at any such office or agency, with all unmatured coupons and all matured coupons in default thereto appertaining. If the Holder of a Bearer Security is unable to produce any such unmatured coupon or coupons or matured coupon or coupons in default, any such permitted exchange may be effected if the Bearer Securities are accompanied by payment in funds acceptable to the Issuer in an amount equal to the face amount of such missing coupon or coupons, or the surrender of such missing coupon or coupons may be waived by the Issuer and the Trustee if there is furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to any Paying Agent any such missing coupon in respect of which such a payment shall have been made, such Holder shall be entitled to receive the amount of such payment; provided, however, that, except as otherwise provided in Section 1002, interest represented by coupons shall be payable only upon presentation and surrender of those coupons at an office or agency located outside the United States. Notwithstanding the foregoing, in case a Bearer Security of any series is surrendered at any such office or agency in a permitted exchange for a Registered Security of the same series and like tenor after the close of business at such office or agency on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment
    Date, or (ii) any Special Record

  Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the coupon relating to such Interest Payment Date or proposed date for payment, as the case may be, and interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the provisions of this Indenture. Whenever any Securities are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

       If provided as contemplated by Section 301, at the option of the Holder, Registered Securities of such series may be exchanged for Bearer Securities upon such terms and conditions as may be provided in or pursuant to this Indenture with respect to such series. Whenever any Securities are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

       Notwithstanding the foregoing, except as otherwise specified as contemplated by Section 301, any permanent global Security shall be exchangeable only as provided in this paragraph. If the depositary for any permanent global Security is DTC, then unless the terms of such global Security expressly permit such global Security to be exchanged in whole or in part for definitive Securities, a global Security may be transferred, in whole but not in part, only to a nominee of DTC, or by a nominee of DTC to DTC, or to a successor to DTC for such global Security elected or approved by the Issuer or to a nominee of such successor to DTC. If at any time DTC notifies the Issuer that it is unwilling or unable to continue as depositary for the applicable global Security or Securities or if at any time DTC ceases to be a clearing agency registered under the Exchange Act if so required by applicable law or regulation, the Issuer shall appoint a successor depositary with respect to such global Security or Securities. If (x) a successor depositary for such global Security or Securities is not appointed by the Issuer within 90 days after the Issuer receives such notice or becomes aware of such unwillingness, inability or ineligibility, (y) an Event of Default has occurred and is continuing and the beneficial owners representing a majority in principal amount of the applicable series of Securities represented by such global Security or Securities advise DTC to cease acting as depositary for such global Security or Securities or (z) the Issuer, in its sole discretion, determines at any time that all Outstanding Securities (but not less than all) of any series issued or issuable in the form of one or more global Securities shall no longer be represented by such global Security or Securities, then the Issuer shall execute, and the Trustee shall authenticate and deliver definitive Securities of like series, rank, tenor and terms in definitive form in an aggregate principal amount equal to the principal amount of such global Security or Securities. The Issuer and the Trustee shall be entitled to rely conclusively on information provided by DTC as to the names of the beneficial holders and the amounts owned by such holders. If any beneficial owner of an interest in a permanent global Security is otherwise entitled to exchange such interest for Securities of such series and of like tenor and principal amount of another authorized form and denomination, as specified as contemplated by Section 301 and provided that any applicable notice provided in the permanent global Security shall have been given, then without unnecessary delay but in any event not later than the earliest day on which such interest may be so exchanged, the Issuer shall execute, and the Trustee shall authenticate and deliver definitive Securities in aggregate principal amount equal to the principal amount of such beneficial owner's interest in such permanent global Security. On or after the earliest date on which such interests may be so exchanged, such permanent global Security shall be surrendered for exchange by DTC or such other depositary as shall be specified in the Issuer Order with respect thereto to the Trustee, as the Issuer's agent for such purpose, provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities to be redeemed and ending on the relevant Redemption Date if the Security for which exchange is requested may be among those selected for redemption; and provided further that no Bearer Security delivered in exchange for a portion of a permanent global Security shall be mailed or otherwise delivered to any location in the United States. If a Registered Security is issued in exchange for any portion of a permanent global Security after the close of business at the office or agency where such exchange occurs on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Registered Security, but will be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such permanent global Security is payable in accordance with the provisions of this Indenture.

       All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.
  Every Registered Security presented or surrendered for registration of transfer or for exchange or redemption shall (if so required by the Issuer or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

       No service charge shall be made for any registration of transfer or exchange of Securities, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 304, 906, 1107 or 1305 not involving any transfer.

       Except as otherwise provided in or pursuant to this Indenture, the Issuer or the Trustee, as applicable, shall not be required (i) to issue, register the transfer of or exchange any Security if such Security may be among those selected for redemption during a period beginning at the opening of business

  15 days before selection of the Securities to be redeemed under
  Section 1103 and ending at the close of business on (A) if such Securities are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if such Securities are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if such Securities are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

       SECTION 306. MUTILATED, DESTROYED, LOST AND STOLEN SECURITIES. If any mutilated Security or a Security with a mutilated coupon appertaining to it is surrendered to the Trustee or the Issuer, together with, in proper cases, such security or indemnity as may be required by the Issuer or the Trustee to save each of them and any agent of either of them harmless, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and principal amount, containing identical terms and provisions and bearing a number not contemporaneously outstanding, with coupons corresponding to the coupons, if any, appertaining to the surrendered Security.

       If there shall be delivered to the Issuer and to the Trustee
  (i) evidence to their satisfaction of the destruction, loss or theft of any Security or coupon, and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Issuer or the Trustee that such Security or coupon has been acquired by a bona fide purchaser, the Issuer shall execute and upon its request the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security or in exchange for the Security to which a destroyed, lost or stolen coupon appertains (with all appurtenant coupons not destroyed, lost or stolen), a new Security of the same series and principal amount, containing identical terms and provisions and bearing a number not contemporaneously outstanding, with coupons corresponding to the coupons, if any, appertaining to such destroyed, lost or stolen Security or to the Security to which such destroyed, lost or stolen coupon appertains.

       Notwithstanding the provisions of the previous two paragraphs, in case any such mutilated, destroyed, lost or stolen Security or coupon has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Security, with coupons corresponding to the coupons, if any, appertaining to such destroyed, lost or stolen Security or to the Security to which such destroyed, lost or stolen coupon appertains, pay such Security or coupon, provided, however, that payment of principal of (and premium or Make-Whole Amount, if any), and interest on and any Additional Amounts with respect to,
    Bearer Securities shall, except as otherwise provided in

  Section 1002, be payable only at an office or agency located outside the United States and, unless otherwise specified as contemplated by
  Section 301, any interest in Bearer Securities shall be payable only upon presentation and surrender of the coupons appertaining thereto.

       Upon the issuance of any new Security under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

       Every new Security of any series with its coupons, if any, issued pursuant to this Section in lieu of any destroyed, lost or stolen Security, or in exchange for a Security to which a destroyed, lost or stolen coupon appertains, shall constitute an original additional contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Security and its coupons, if any, or the destroyed, lost or stolen coupon shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series and their coupons, if any, duly issued thereunder.

       The provisions of this Section, as amended or supplemented, are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or coupons.

      SECTION 307. PAYMENT OF INTEREST; INTEREST RIGHTS RESERVED. Except as otherwise specified with respect to a series of Securities in accordance with the provisions of Section 301, interest on and Additional Amounts with respect to any Registered Security that is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Issuer maintained for such purpose pursuant to
  Section 1002; provided, however, that each installment of interest on any Registered Security may at the Issuer's option be paid by
  (i) mailing a check for such interest, payable to or upon the written order of the Person entitled thereto pursuant to Section 308, to the address of such Person as it appears on the Security Register or
  (ii) transfer to an account maintained by the payee located inside the United States.

      Unless otherwise provided as contemplated by Section 301 with respect to the Securities of any series, payment of interest may be made, in the case of a Bearer Security, by transfer to an account maintained by the payee with a bank located outside the United States.

       Unless otherwise provided as contemplated by Section 301, every permanent global Security will provide that interest, if any, payable on any Interest Payment Date will be paid to DTC, Euroclear and/or CEDEL, as the case may be, with respect to that portion of such permanent global Security held for its account by Cede & Co. or the Common Depositary, as the case may be, for the purpose of permitting such party to credit the interest received by it in respect of such permanent global Security to the accounts of the beneficial owners thereof.

       In case a Bearer Security of any series is surrendered in exchange for a Registered Security of such series after the close of business (at an office or agency in a Place of Payment for such series) on any Regular Record Date and before the opening of business (at such office or agency) on the next succeeding Interest Payment Date, such Bearer Security shall be surrendered without the coupon relating to such Interest Payment Date and interest will not be payable on such Interest Payment Date in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the provisions of this Indenture.

       Except as otherwise specified with respect to a series of Securities in accordance with the provisions of Section 301, any interest on any Registered Security of any series that is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the registered Holder thereof on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in clause (A) or (B) below:

            (A) The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Registered Securities of such
       series (or their respective Predecessor Securities) are registered at the
       close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner.
  The
       Issuer shall notify the Trustee in writing of the amount of
  Defaulted
       Interest proposed to be paid on each Registered Security of such
  series      and the date of the proposed payment (which shall not be
  less than 20
       days after such notice is received by the Trustee), and at the same time
       the Issuer shall deposit with the Trustee an amount of money in the currency or currencies, currency unit or units or composite currency or
       currencies in which the Securities of such series are payable
  (except as
       otherwise specified pursuant to Section 301 for the Securities of such
       series) equal to the aggregate amount proposed to be paid in respect of
       such Defaulted Interest or shall make arrangements satisfactory to the
       Trustee for such deposit on or prior to the date of the proposed payment,
       such money when deposited to be held in trust for the benefit of the
       Persons entitled to such Defaulted Interest as provided in this
  clause.       Thereupon the Trustee shall fix a Special Record Date for
  the payment of
       such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than
       10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Issuer of such Special
       Record Date and, in the name and at the expense of the Issuer, shall cause notice of the proposed payment of such Defaulted Interest and the
       Special Record Date therefor to be mailed, first class postage prepaid, to each Holder of Registered Securities of such series at his address as it appears in the Security Register not less than 10 days prior to such
       Special Record Date. The Trustee may, in its discretion, in the name and at the expense of the Issuer, cause a similar notice to be published at least once in an Authorized Newspaper in each Place of Payment, but such publications shall not be a condition precedent to the establishment of such Special Record Date.  Notice of the proposed payment of such

       Defaulted Interest and the Special Record Date therefore having been mailed as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names the Registered Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (B). In case a Bearer Security of any
       series is surrendered at the office or agency in a Place of Payment for such series in exchange for a Registered Security of such series after the close of business at such office or agency on any Special
  Record Date
       and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, such
  Bearer
       Security shall be surrendered without the coupon relating to such proposed date of payment and Defaulted Interest will not be payable on
       such proposed date of payment in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to
       the Holder of such coupon when due in accordance with the provisions of this Indenture.

            (B) The Issuer may make payment of any Defaulted Interest on the
       Registered Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which
       such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

       Subject to the foregoing provisions of this Section and
  Section 305, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

       SECTION 308. PERSONS DEEMED OWNERS. Prior to due presentment of a Registered Security for registration of transfer, the Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the Person in whose name such Registered Security is registered as the owner of such Security for the purpose of receiving payment of principal of (and premium or Make-Whole Amount, if any), and (subject to Sections 305 and
  307) interest on and any Additional Amounts with respect to such Registered Security and for all other purposes whatsoever, whether or not such Registered Security be overdue, and neither the Issuer, the Trustee nor any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

       Title to any Bearer Security and any coupons appertaining thereto shall pass by delivery. The Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the Holder of any Bearer Security and the Holder of any coupon as the absolute owner of such Security or coupon for the purpose of receiving any payment with respect to payment thereof or on account thereof and for all other purposes whatsoever, whether or not any payment with respect to such Security or coupon be overdue, and neither the Issuer, the Trustee nor any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

       No Holder of any beneficial interest in any global Security held on its behalf by a depositary shall have any rights under this Indenture with respect to such global Security, and such depositary may be treated by the Issuer, the Trustee, and any agent of the Issuer or the Trustee as the owner of such global Security for all purposes whatsoever. None of the Issuer, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

       Notwithstanding the foregoing, with respect to any global Security, nothing herein shall prevent the Issuer, the Trustee, or any agent of the Issuer or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by any depositary, as a Holder, with respect to such global Security or impair, as between such depositary and owners of beneficial interests in such global Security, the operation of customary practices governing the exercise of the rights of such depositary (or its nominee) as Holder of such global Security.

       SECTION 309. CANCELLATION. All Securities and coupons surrendered for payment, redemption, repayment at the option of the Holder, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee, and any such Securities and coupons and Securities and coupons surrendered directly to the Trustee for any such purpose shall be promptly canceled by it; provided, however, where the Place of Payment is located outside of the United States, the Paying Agent at such Place of Payment may cancel the Securities surrendered to it for such purposes prior to delivering the Securities to the Trustee. The Issuer may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Issuer has not issued and sold, and all Securities so delivered shall be promptly canceled by the Trustee. If the Issuer shall so acquire any of the Securities, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are surrendered to the Trustee for cancellation. No Securities shall be authenticated in lieu of or in exchange for any Securities canceled as provided in this Section, except as expressly permitted by this Indenture. Canceled Securities and coupons held by the Trustee shall be periodically destroyed by the Trustee and the Trustee shall deliver a certificate of such destruction to the Issuer, unless by an Issuer Order the Issuer directs their return to it.

       SECTION 310. COMPUTATION OF INTEREST. Except as otherwise specified as contemplated by Section 301 with respect to Securities of any series, interest on the Securities shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

                                ARTICLE FOUR
SATISFACTION AND DISCHARGE

       SECTION 401. SATISFACTION AND DISCHARGE OF INDENTURE. This Indenture shall upon Issuer Request cease to be of further effect with respect to any series of Securities specified in such Issuer Request (except as to any surviving rights of registration of transfer or exchange of Securities of such series herein expressly provided for and any right to receive Additional Amounts, as provided in Section 1010), and the Trustee, upon receipt of an Issuer Order, and at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such series when

       (a)     either

              (1) all Securities of such series theretofore authenticated and delivered and all coupons, if any, appertaining thereto (other than (i) coupons appertaining to
  Bearer
                      Securities surrendered in exchange for Registered Securities and maturing after such exchange, whose surrender is not required or has been waived as provided
                      in Section 305, (ii) Securities and coupons of such series which have been destroyed, lost or stolen and which have
                      been replaced or paid as provided in Section 306,
                      (iii) coupons appertaining to Securities called for redemption and maturing after the relevant
  Redemption
                      Date, whose surrender has been waived as provided in
                      Section 1106, and (iv) Securities and coupons of such
                      series for whose payment money has theretofore been deposited in trust or segregated and held in trust by the
                      Issuer and thereafter repaid to the Issuer or discharged
                      from such Trust, as provided in Section 1003) have been
                      delivered to the Trustee for cancellation; or

              (2)     all Securities of such series and, in the case of
  (A) or
                      (B) below, any coupons appertaining thereto not theretofore delivered to the Trustee for cancellation

                           (A)     have become due and payable, or

                           (B)     will become due and payable at their
  Stated
                                   Maturity within one year, or

                           (C)     if redeemable at the option of the
  Issuer,
                                   are to be called for redemption within
  one
                                   year under arrangements satisfactory to
  the
                                   Trustee for the giving of notice of
                                   redemption by the Trustee in the name,
  and at
                                   the expense, of the Issuer,
                      and the Issuer, in the case of (A), (B) or (C) above, has
                      irrevocably deposited or caused to be deposited with the
                      Trustee as trust funds in trust for such purpose an amount
                      in the currency or currencies, currency unit or units or
                      composite currency or currencies in which the Securities
                      of such series are payable, sufficient to pay and discharge the entire indebtedness on such Securities
  and
                      such coupons not theretofore delivered to the Trustee for
                      cancellation, for principal (and premium or Make-Whole Amount, if any) and interest, and any Additional
  Amounts
                      with respect thereto, to the date of such deposit
  (in the
                      case of Securities which have become due and payable) or
                      to the Stated Maturity or Redemption Date, as the case may be,

       (b) the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer; and

       (c) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.

       Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee and any predecessor Trustee under Section 606, the obligations of the Issuer to any Authenticating Agent under Section 611 and, if money shall have been deposited with and held by the Trustee pursuant to subclause (B) of clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive.

       SECTION 402. APPLICATION OF TRUST FUNDS. Subject to the provisions of the last paragraph of Section 1003, all amounts deposited with the Trustee pursuant to Section 401 or Article 14 shall be held in trust and applied by it, in accordance with the provisions of the Securities, the coupons and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium or Make-Whole Amount, if any), and any interest and Additional Amounts for whose payment such money has or Government Obligations have been deposited with or received by the Trustee, but such money and Government Obligations need not be segregated from other funds except to the extent required by law.

                              ARTICLE FIVE                             REMEDIES

      SECTION 501. EVENTS OF DEFAULT. "Event of Default," wherever used herein with respect to any particular series of Securities, means any one of the following events (whatever the reason for such Event of Default and whether or not it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) unless such event is specifically deleted or modified in or pursuant to the supplemental indenture, Board Resolution or Officers' Certificate establishing the terms of such series pursuant to this Indenture:

       (a) default in the payment of any interest upon or any Additional
               Amounts payable in respect of any Security of that series or of any coupon appertaining thereto, when such interest or Additional
               Amounts or coupon becomes due and payable, and continuance of such default for a period of 30 days; or

       (b) default in the payment of the principal of (or premium or Make-
               whole Amount, if any, on) any Security of that series when it becomes due and payable at its Maturity; or

       (c)     default in the performance, or breach, of the provisions of
               Section 801; or

       (d) default in the deposit of any sinking fund payment, when and as due by the terms of any Security of that series; or

       (e) default in the performance, or breach, of any covenant or warranty of the Issuer in this Indenture with respect to any
               Security of that series (other than a covenant or warranty a default in the performance or the breach of which is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to the Issuer by the
               Trustee or to the Issuer and the Trustee by the Holders of at
               least 25 percent in principal amount of the Outstanding Securities of that series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a
               "Notice of Default" hereunder; or

       (f) (i) any default in the payment of the principal, premium, if any, or interest on any Debt shall have occurred under any of the agreements, indentures or instruments under which the Company or any Restricted Subsidiary then has outstanding Debt in excess of
               $10 million when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its
               terms, the holder of such Debt shall have the right to accelerate such Debt, or (ii) an event of default as defined in any of the agreements, indentures or instruments of the Issuer described in clause (i) of this clause (f) shall have occurred and the Debt thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated; or

       (g) one or more judgments or orders shall be registered against the
               Issuer or any Significant Subsidiary or any of their respective properties for the payment of money, either individually or in an aggregate amount in excess of $10,000,000 and shall not be discharged and either (i) an enforcement proceeding shall have
               been commenced by a creditor upon such judgment or order or
  (ii)
               there shall have been a period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason
               of a pending appeal or otherwise, was not in effect; or

       (h) the Issuer or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

             (1)     commences a voluntary case;

             (2) consents to the entry of an order for relief against it in an involuntary case;

             (3) consents to the appointment of a Custodian of it or for all or substantially all of its property; or

             (4) makes a general assignment for the benefit of its creditors; or

                    (i) a court of competent jurisdiction enters an order or
                            decree under any Bankruptcy Law that:

                            (1)     is for relief against the Issuer or
  any
                                    Significant Subsidiary in an
  involuntary
                                    case,

                            (2)     appoints a Custodian of the Issuer or
  any
                                    Significant Subsidiary or for all or
                                    substantially all of either of its
  property,
                                    or

                            (3)     orders the liquidation of the Issuer
  or any
                                    Significant Subsidiary,

                            and the order or decree remains unstayed and
  in
                            effect for 90 days;

       (j) any holder of at least $10 million in aggregate principal amount of Debt of the Company or any Significant Subsidiary shall commence judicial proceedings to foreclose upon assets of the
               Company or any Significant Subsidiary having an aggregate fair market value, individually or in the aggregate, in excess of $10 million or shall have exercised any right under applicable law or applicable security documents to take ownership of any such amounts in lieu of foreclosure; or

       (k) any other Event of Default provided in or pursuant to this Indenture with respect to Securities of that series.

       As used in this Section 501, the term "Bankruptcy Law" means title 11, U.S. Code or any similar Federal or state law for the relief of debtors and the term "Custodian" means any receiver, trustee, assignee, liquidator or other similar official under any Bankruptcy Law.

       SECTION 502. ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT. If an Event of Default with respect to Securities of any series at the time

  Outstanding occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25 percent in principal amount of the Outstanding Securities of that series may declare the principal (or, if any Securities are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms thereof) of all the Securities of that series to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given, or such lesser amount as may be provided for in the Securities of such series, by the Holders), and upon any such declaration such principal or such lesser amount shall become immediately due and payable.

       At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of not less than a majority in principal amount of the Outstanding Securities of that series, by written notice to the Issuer and the Trustee, may rescind and annul such declaration and its consequences if:

       (a) the Issuer has paid or deposited with the Trustee a sum sufficient to pay in the currency or currency unit or composite currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series):

            (1) all overdue installments of interest on and any Additional
                    Amounts payable in respect of all Outstanding
  Securities of
                    that series and any related coupons,

            (2) the principal of (and premium or Make-Whole Amount, if any,
                    on) any Outstanding Securities of that series which have
                    become due otherwise than by such declaration of acceleration and interest thereon and any Additional
  Amounts
                    with respect thereto at the rate or rates borne by or provided for in such Securities,

            (3) to the extent that payment of such interest or Additional
                    Amounts is lawful, interest upon overdue installments of
                    interest and any Additional Amounts at the rate or rates
                    borne by or provided for in such Securities, and

            (4) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

       (b) all Events of Default with respect to Securities of that series, other than the nonpayment of the principal of (or premium or Make-Whole Amount, if any) or interest on, and any Additional Amounts with respect to Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

       No such rescission shall affect any subsequent default or impair any right consequent thereon.

       SECTION 503. COLLECTION OF INDEBTEDNESS AND SUITS FOR ENFORCEMENT BY TRUSTEE. The Issuer covenants that if:

       (a) default is made in the payment of any installment of interest or Additional Amounts, if any, on any Security of any series and any related coupon when such interest or Additional Amount becomes due and payable and such default continues for a period of 30 days, or

       (b) default is made in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Security of any series at its Maturity, then the Issuer will, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of such Securities of such series and coupons, the whole amount then due and payable on such Securities and coupons for principal (and premium or Make-Whole Amount, if any) and interest and Additional Amounts, with interest upon any overdue principal (and premium or Make-Whole Amount, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest or Additional Amounts, if any, at the rate or rates borne by or provided for in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

       If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Issuer or any other obligor upon such Securities and any related coupons and collect the monies adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon such Securities and any related coupons wherever situated.

      If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series and any related coupons by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein or therein, or to enforce any other proper remedy.

       SECTION 504. TRUSTEE MAY FILE PROOFS OF CLAIM. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer or any other obligor upon the Securities or the property of the Issuer or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities of any series shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal, premium or Make-Whole Amount, if any, or interest or Additional Amounts) shall be entitled and empowered, by intervention in such proceeding or otherwise:

       (a) to file and prove a claim for the whole amount, or such lesser amount as may be provided for in the Securities of such series, of principal (and premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, owing and unpaid in
               respect of the Securities and any related coupons and to file such other claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

       (b) to collect and receive any monies of other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator (or other similar official) in any such judicial
               proceeding is hereby authorized by each Holder of the Securities of such series and coupons to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee and any predecessor
               Trustee, their agents and counsel, and any other amounts due the
               Trustee or any predecessor Trustee under Section 606.

       Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder of a Security or coupon any plan of reorganization, arrangement, adjustment or composition affecting the Securities or coupons or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder of a Security or coupon in any such proceeding.

       SECTION 505. TRUSTEE MAY ENFORCE CLAIMS WITHOUT POSSESSION OF SECURITIES OR COUPONS. All rights of action and claims under this Indenture or any of the Securities or coupons may be prosecuted and enforced by the Trustee without the possession of any of the Securities or coupons or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities and coupons in respect of which such judgment has been recovered.

       SECTION 506. APPLICATION OF MONEY COLLECTED. Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium or Make-Whole Amount, if any) or interest and any Additional Amounts, upon presentation of the Securities or coupons, or both, as the case may be, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

            FIRST: To the payment of all amounts due the Trustee and any predecessor Trustee under Section 606;

            SECOND: To the payment of the amounts then due and unpaid upon the
       Securities and coupons for principal (and premium or Make-Whole
  Amount,
       if any) and interest and any Additional Amounts payable, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the aggregate amounts due and payable on such Securities and coupons for principal (and premium or Make-Whole Amount, if any), interest and Additional
  Amounts,
       respectively; and

            THIRD:  The balance, if any, to the Issuer.

       SECTION 507. LIMITATION ON SUITS. No Holder of any Security of any series or any related coupon shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

       (a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

       (b) the Holders of not less than 25 percent in principal amount of the
               Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

       (c) such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such
               request;

       (d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

       (e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding
  Securities of
               that series;

  it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture or any Security to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

       SECTION 508. UNCONDITIONAL RIGHT OF HOLDERS TO RECEIVE PRINCIPAL, PREMIUM OR MAKE-WHOLE AMOUNT, IF ANY, INTEREST AND ADDITIONAL AMOUNTS. Notwithstanding any other provision in this Indenture, the Holder of any Security or coupon shall have the right which is absolute and unconditional to receive payment of the principal of (and premium or Make-Whole Amount, if any) and (subject to Sections 305 and 307)
    interest on, and any Additional Amounts in respect of, such Security or payment of such coupon on the respective Stated Maturity or Maturities specified in such Security or coupon (or, in the case of redemption, on the Redemption Date or, in the case of repayment, on the Repayment Date) and to institute suit for the enforcement of any such payment and such rights shall not be impaired without the consent of such Holder.

       SECTION 509. RESTORATION OF RIGHTS AND REMEDIES. If the Trustee or any Holder of a Security or coupon has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, the Issuer, the Trustee and the Holders of Securities and coupons shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

       SECTION 510. RIGHTS AND REMEDIES CUMULATIVE. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or coupons in the last paragraph of
  Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to each Holder of Securities or coupons is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

       SECTION 511. DELAY OR OMISSION NOT WAIVER. No delay or omission of the Trustee or of any Holder of any Security or coupon to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to any Holder may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by such Holder of Securities or coupons, as the case may be.

       SECTION 512. CONTROL BY HOLDERS OF SECURITIES. The Holders of not less than a majority in principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of such series and any related coupons, provided that

       (a) such direction shall not be in conflict with any rule of law or with this Indenture or with the Securities of any series,

       (b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

       (c) the Trustee need not take any action which might involve it in personal liability or be unduly prejudicial to the Holders of
               Securities of such series not joining therein.

       SECTION 513. WAIVER OF PAST DEFAULTS. The Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series and any related coupons waive any past default hereunder with respect to such series and its consequences, except a default

       (a) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on or Additional Amounts payable in
               respect of any Security of such series or any related coupons, or

       (b) in respect of a covenant or provision hereof which under Article
               Nine cannot be modified or amended without the consent of the
               Holder of each Outstanding Security of such series affected.

       Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

       SECTION 514. WAIVER OF USURY, STAY OR EXTENSION LAWS. The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

       SECTION 515. UNDERTAKING FOR COSTS. All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of any undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 25 percent in principal amount of the Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any on any Security on or after the respective Stated Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date or, in the case of repayment, on or after the Repayment Date).

                                     ARTICLE SIX
                THE TRUSTEE

       SECTION 601. NOTICE OF DEFAULTS. Within 30 days after the occurrence of any default hereunder with respect to the Securities of any series for which it is acting as trustee, the Trustee shall transmit in the manner and to the extent provided in TIA Section 313(c), notice of such default hereunder known to the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on or any Additional Amounts with respect to any Security of such series, or in the payment of any sinking fund installment with respect to the Securities of such series, the Trustee shall be protected in withholding such notice if and so long as Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the best interests of the Holders of the Securities and coupons of such series; and provided further that in the case of any default or breach of the character specified in
  Section 501(d) with respect to the Securities and coupons of such series, no such notice to Holders shall be given until at least 60 days after the occurrence thereof. For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to the Securities of such series.

       SECTION 602. CERTAIN RIGHTS OF TRUSTEE. Subject to the provisions of TIA Section 315(a) through 315(d):

       (a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other
               paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

       (b) any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by an Issuer Request or Issuer Order (other than delivery of any Security, together with any coupons
               appertaining thereto, to the Trustee for authentication and delivery pursuant to Section 303 which shall be sufficiently
               evidenced as provided therein) and any resolution of the Board of
               Directors may be sufficiently evidenced by a Board
  Resolution;

       (c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the
               Trustee (unless other evidence be herein specifically prescribed)
               may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

       (d) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

       (e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities of any series or any related coupons pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity
               reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

       (f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other
               paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney following reasonable notice to the Issuer;

       (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or counsel and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or counsel appointed with due care by it hereunder; and

       (h) subject to Sections 315(a) through 315(d) of the TIA, the Trustee shall not be charged with knowledge of any Event of Default described in Section 501(d), (e), (f), (g) or (h) hereof unless a
               Responsible Officer of the Trustee shall have actual knowledge of such Event of Default.

       The Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

       Except during the continuance of an Event of Default, the Trustee undertakes to perform only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

       SECTION 603. NOT RESPONSIBLE FOR RECITALS OR ISSUANCE OF SECURITIES. The recitals contained herein and in the Securities, except the Trustee's certificate of authentication, and in any coupons shall be taken as the statements of the Issuer, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities or coupons, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility and Qualification on Form T-1 supplied to the Issuer are true and correct, subject to the qualifications set forth therein. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Issuer of Securities or the proceeds thereof.

       SECTION 604. MAY HOLD SECURITIES. The Trustee, any Paying Agent, Security Registrar, Authenticating Agent or any other agent of the Trustee or the Issuer, in its individual or any other capacity, may become the owner or pledgee of Securities and coupons and, subject to TIA Sections 310(b) and 311 of the TIA, may otherwise deal with the Issuer with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar, Authenticating Agent or such other agent.

       SECTION 605.  MONEY HELD IN TRUST.  Except as provided in
  Section 402 and Section 1003, money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Issuer.

       SECTION 606.  COMPENSATION AND REIMBURSEMENT.  The Issuer agrees:

       (a) to pay to the Trustee from time to time reasonable compensation for all services rendered by the Trustee hereunder (which compensation shall not be limited by any provision of law in
               regard to the compensation of a trustee of an express trust);

       (b) except as otherwise expressly provided herein, to reimburse each of the Trustee and any predecessor Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this
               Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

       (c)     to indemnify each of the Trustee and any predecessor
  Trustee for,
               and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its own part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

       When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(f) or Section 501(g), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable Federal or state bankruptcy, insolvency or other similar law.

       As security for the performance of the obligations of the Issuer under this Section, the Trustee shall have a lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium or Make-Whole Amount, if any) or interest or any Additional Amounts on particular Securities or any related coupons.

       The provisions of this Section shall survive the termination of this Indenture.

       SECTION 607. CORPORATE TRUSTEE REQUIRED ELIGIBILITY; CONFLICTING INTERESTS. There shall at all times be a Trustee hereunder which shall be eligible to act as Trustee under TIA Section 310(a)(1) and shall have or be wholly owned by an entity having a combined capital and surplus of at least $50,000,000. If such corporation publishes reports of condition at least annually, pursuant to law or the requirements of Federal, state, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

       SECTION 608.  RESIGNATION AND REMOVAL; APPOINTMENT OF SUCCESSOR.

       (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 609.

       (b) The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Issuer. If any instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to such series.

       (c) The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Trustee and to the Issuer.

       (d)  If at any time:

            (1) the Trustee shall fail to comply with the provisions of TIA
                    Section 310(b) after written request therefor by the Issuer or by any Holder of a Security who has been a bona fide
                    Holder of a Security for at least six months, or

            (2)     the Trustee shall cease to be eligible under
  Section 607 and
                    shall fail to resign after written request therefor by the
                    Issuer or by any Holder of a Security who has been a bona
                    fide Holder of a Security for at least six months, or

            (3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed or any public
                    officer shall take charge or control of the Trustee or of
                    its property or affairs for the purpose of rehabilitation, conservation or liquidation,

       then, in any such case, (A) the Issuer by or pursuant to a Board Resolution may remove the Trustee and appoint a successor Trustee with respect to all Securities, or (B) subject to TIA Section 315(e), any Holder of a Security who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities of such series and the appointment of a successor Trustee or Trustees.

       (e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause with respect to the Securities of one or more series, the Issuer, by or pursuant to a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 609. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 609, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Issuer or the Holders of Securities and accepted appointment in the manner provided in Section 609, any Holder of a Security who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to Securities of such series.

       (f) The Issuer shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any
  series in the manner provided for notices to the Holders of Securities in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

       SECTION 609.  ACCEPTANCE OF APPOINTMENT BY SUCCESSOR.

       (a) In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee shall execute, acknowledge and deliver to the Issuer and to the retiring Trustee, an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Issuer or the successor Trustee, such retiring Trustee shall, upon, payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject nevertheless to its claim, if any, provided for in Section 606.

       (b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Issuer, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto, pursuant to Article Nine hereof, wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustee's co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Issuer or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

       (c) Upon request of any such successor Trustee, the Issuer shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.

       (d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

       SECTION 610. MERGER, CONVERSION, CONSOLIDATION OR SUCCESSION TO BUSINESS. Any Corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such Corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities or coupons shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities or coupons so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities or coupons. In case any Securities or coupons shall not have been authenticated by such predecessor Trustee, any such successor Trustee may authenticate and deliver such Securities or coupons, in either its own name or that of its predecessor Trustee, with the full force and effect which this Indenture provides for the certificate of authentication of the Trustee.

       SECTION 611. APPOINTMENT OF AUTHENTICATING AGENT. At any time when any of the Securities remain Outstanding, the Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series or pursuant to Section 306 issued upon original issue, exchange, registration of transfer or partial redemption or repayment thereof, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Any such appointment shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustee, a copy of which instrument shall be promptly furnished to the Issuer. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certification of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.

       Each Authenticating Agent shall be acceptable to the Issuer and shall at all times be a bank or trust company or corporation organized and doing business and in good standing under the laws of the United States of America or of any State or the District of Columbia, authorized under such laws to act as Authenticating Agent, having or be wholly owned by an entity having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authorities. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. In case at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

       Any Corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any Corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such Corporation shall be otherwise eligible under this Section without the execution or filing of any paper or further act on the part of the Trustee or the Authenticating Agent.

       An Authenticating Agent for any series of Securities may at any time resign by giving written notice of resignation to the Trustee for such series and to the Issuer. The Trustee for any series of Securities may at any time terminate the agency of an Authenticating Agent by giving written notice of termination to such Authenticating Agent and to the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee for such series may appoint a successor Authenticating Agent which shall be acceptable to the Issuer and shall give notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve in the manner set forth in
  Section 106. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent herein. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

       The Issuer agrees to pay to each Authenticating Agent from time to time reasonable compensation including reimbursement of its reasonable expenses for its services under this Section.

       If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to or in lieu of the Trustee's certificate of authentication, an alternate certificate of authentication substantially in the following form:

             This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

                                         (TRUSTEE)
                                         as Trustee

                                         By:
                                            --------------------------
                                     as Authenticating Agent

                                         By:
                                            --------------------------
                                   Authorized Signatory

       If all of the Securities of any series may not be originally issued at one time, and if the Trustee does not have an office capable of authenticating Securities upon original issuance located in a Place of Payment where the Issuer wishes to have Securities of such series authenticated upon original issuance, the Trustee, if so requested in writing (which writing need not be accompanied by or contained in an Officers' Certificate by the Issuer), shall appoint in accordance with this Section an Authenticating Agent having an office in a Place of Payment designated by the Issuer with respect to such series of Securities.

                                ARTICLE SEVEN
   HOLDERS' LIST AND REPORTS BY TRUSTEE AND ISSUER

       SECTION 701. DISCLOSURE OF NAMES AND ADDRESSES OF HOLDERS. Every Holder of Securities or coupons, by receiving and holding the same, agrees with the Issuer and the Trustee that neither the Issuer nor the Trustee nor an Authenticating Agent nor any Paying Agent nor any Security Registrar shall be held accountable by reason of the disclosure of any information as to the names and addresses of the Holders of Securities in accordance with TIA Section 312(c), regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under TIA Section 312(b).

       SECTION 702. REPORTS BY TRUSTEE. Upon qualification of this Indenture under the TIA:

       (a) Within 60 days after December 31 of each year commencing with the first December 31 following the first issuance of Securities pursuant to Section 301, if required by Section 313(a) of the TIA, the Trustee shall transmit, pursuant to Section 313(c) of the TIA, a brief report dated as of such December 31 with respect to any of the events specified in said Section 313(a) which may have occurred since the later of the immediately preceding December 31 and the date of this Indenture.

       (b)     The Trustee shall transmit the reports required by
  Section 313(a) of the TIA at the times specified therein.

       (c) Reports pursuant to this Section shall be transmitted in the manner and to the Persons required by Sections 313(c) and 313(d) of the TIA.

       SECTION 703. REPORTS BY ISSUER. Upon qualification of this Indenture under the TIA, the Issuer will, pursuant to TIA
  Section 314(a):

       (a) file with the Trustee, within 30 days after the Issuer is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Issuer may be required to file with the Commission pursuant to Section 13 or
  Section 15(d) of the Exchange Act; or, if the Issuer is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

       (b) file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

       (c) transmit by mail to the Holders of Securities, within 30 days after the filing thereof with the Commission, in the manner and to the extent provided in TIA Section 313(c), such summaries of any information, documents and reports required to be filed by the Issuer pursuant to Section 1008 and paragraphs (a) and (b) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

      SECTION 704. ISSUER TO FURNISH TRUSTEE NAMES AND ADDRESSES OF HOLDERS. The Issuer will furnish or cause to be furnished to the
  Trustee:

       (a) semiannually, not later than 15 days after the Regular Record Date for interest of each series of Securities, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Registered Securities of such series as of such Regular Record Date, or if there is no Regular Record Date for interest for such series of Securities, semiannually, upon such dates as are set forth in the Board Resolution or indenture supplemental hereto authorizing such series, and

       (b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished, provided however, that, so long as the Trustee is the Security Registrar, no such list shall be required to be furnished.

                                ARTICLE EIGHT
   CONSOLIDATION, MERGER, SALE, LEASE OR CONVEYANCE

       SECTION 801. CONSOLIDATIONS AND MERGERS OF ISSUER AND SALES, LEASES AND CONVEYANCE PERMITTED SUBJECT TO CERTAIN CONDITIONS. The Issuer may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other Corporation, provided that (a) the Issuer shall be the continuing Corporation, or the successor Corporation or its transferees or assignees of such assets (if other than the Issuer) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets by lease (subject to the continuing obligations of Issuer set forth in Section 802) or otherwise, either directly or indirectly, shall expressly assume the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on all the Securities, and the due and punctual performance and observance of all of the covenants and conditions in this Indenture; (b) the successor Corporation formed by or resulting from any such consolidation or merger or which shall have received the transfer of assets pursuant to this Section 801 shall be a United States Corporation, and
  (c) immediately after giving effect to such transaction and treating any Debt which becomes an obligation of the Issuer or any Restricted Subsidiary as a result thereof as having been incurred by the Issuer or such Restricted Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing.

       SECTION 802. RIGHTS AND DUTIES OF SUCCESSOR CORPORATION. In case of any such consolidation, merger, sale, lease or conveyance and upon any such assumption by the successor Corporation, such successor Corporation shall succeed to and be substituted for the Issuer with the same effect as if it had been named herein as the party of the first part, and the predecessor Corporation, except in the event of a lease, shall be relieved of any further obligation under this Indenture and the Securities. Such successor Corporation thereupon may cause to be signed, and may issue either in its own name or in the name of the Issuer, any or all of the Securities issuable hereunder which theretofore shall not have been signed by the Issuer and delivered to the Trustee; and, upon the order of such successor Corporation, instead of the Issuer, and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver any Securities which previously shall have been signed and delivered by the officers of the Issuer to the Trustee for authentication, and any Securities which such successor Corporation thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Securities so issued shall in all respects have the same legal rank and benefit under this Indenture as the Securities theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Securities had been issued at the date of the execution hereof.

       In case of any such consolidation, merger, sale, lease or conveyance, such changes in phraseology and form (but not in substance) may be made in the Securities thereafter to be issued as may be appropriate.

       SECTION 803. OFFICERS' CERTIFICATE AND OPINION OF COUNSEL. Any consolidation, merger, sale, lease or conveyance permitted under
  Section 801 is also subject to the condition that the Trustee receive an Officers' Certificate and an Opinion of Counsel to the effect that any such consolidation, merger, sale, lease or conveyance, and the assumption by any successor Corporation, complies with the provisions of this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

                                 ARTICLE NINE
     SUPPLEMENTAL INDENTURES

       SECTION 901. SUPPLEMENTAL INDENTURES WITHOUT CONSENT OF HOLDERS. Without the consent of any Holders of Securities or coupons, the Issuer, when authorized by or pursuant to a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

       (a) to evidence the succession of another Person to the Issuer or the addition of another Person and the assumption by any such successor or additional Person of the covenants of the Issuer herein and in the Securities; or

       (b) to add to the covenants of the Issuer for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Issuer; or

       (c) to add any additional Events of Default for the benefit of the Holders of all or any series of Securities (and if such Events of Default are to be for the benefit of less than all series of Securities, stating that such Events of Default are expressly being included solely for the benefit of such series); provided, however, that in respect of any such additional Events of Default such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default or may limit the right of the Holders of a majority in aggregate principal amount of that or those series of Securities to which such additional Events of Default apply to waive such default; or

       (d) to add to or change any of the provisions of this Indenture to provide that Bearer Securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal of or any premium or interest on or any Additional Amounts with respect to Bearer Securities, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit or facilitate the issuance of Securities in uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Securities of any series or any related coupons in any material respect; or

       (e) to change or eliminate any of the provisions of this Indenture, provided that any such change or elimination shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; or

       (f)     to secure the Securities; or

       (g) to establish the form or terms of Securities of any series and any related coupons as permitted by Sections 201 and 301; or

       (h) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee; or

       (i) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture, provided such provisions shall not adversely affect the interests of the Holders of Securities of any series or any related coupons in any material respect; or

       (j) to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Sections 401, 1402 and 1403, provided that any such action shall not adversely affect the interests of the Holders of Securities of such series and any related coupons or any other series of Securities in any material respect.

       SECTION 902.  SUPPLEMENTAL INDENTURES WITH CONSENT OF HOLDERS.
  With the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities affected by such supplemental indenture, by Act of said Holders delivered to the Issuer and the Trustee, the Issuer, when authorized by or pursuant to a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities and any related coupons under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby:

       (a) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any, on) or any installment of principal of or interest on or any Additional Amounts with respect to, any Security, or reduce the principal amount thereof or the rate or amount of interest thereon or any Additional Amounts payable in respect thereof, or any premium payable upon the redemption thereof, or change any obligation of the Issuer to pay Additional

  Amounts pursuant to Section 1010 (except as contemplated by Section 801(a) and permitted by Section 901(a)), or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or the amount thereof provable in bankruptcy pursuant to Section 504, or adversely affect any right of repayment at the option of the Holder of any Security, or change any Place of Payment where, or the currency or currencies, currency unit or units or composite currency or currencies in which the principal of, any premium or interest on, or any Additional Amounts with respect to any Security is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or the Repayment Date, as the case may be), or

       (b) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver with respect to such series (or compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or reduce the requirements of Section 1504 for quorum or voting, or

       (c) modify any of the provisions of this Section, Section 513 or Section 1011, except to increase the required percentage to effect such action or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby.

      It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

       A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

       SECTION 903. EXECUTION OF SUPPLEMENTAL INDENTURES. As a condition to executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modification thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to TIA Section 315) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

       SECTION 904. EFFECT OF SUPPLEMENTAL INDENTURES. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder and of any coupon appertaining thereto shall be bound thereby.

       SECTION 905. CONFORMITY WITH TRUST INDENTURE ACT. Every supplemental indenture executed pursuant to this Article following the qualification of the Indenture under the provisions of the TIA, shall conform to the requirements of the TIA as then in effect.

       SECTION 906. REFERENCE IN SECURITIES TO SUPPLEMENTAL INDENTURES. Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall, if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture.
  If the Issuer shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

       SECTION 907. NOTICE OF SUPPLEMENTAL INDENTURES. Promptly after the execution by the Issuer and the Trustee of any supplemental indenture pursuant to the provisions of Section 902, the Issuer shall give notice thereof to the Holders of each Outstanding Security affected, in the manner provided for in Section 106, setting forth in general terms the substance of such supplemental indenture.

                                 ARTICLE TEN
    COVENANTS

       SECTION 1001.  PAYMENT OF PRINCIPAL, PREMIUM OR MAKE-WHOLE AMOUNT,
  IF ANY, INTEREST AND ADDITIONAL AMOUNTS. The Issuer covenants and agrees for the benefit of the Holders of each series of Securities that it will duly and punctually pay the principal of (and premium or Make-Whole
Amount, if any) and interest on and any Additional Amounts payable in respect of the Securities of that series in accordance with the terms of such series of Securities, any coupons appertaining thereto and this Indenture. Unless otherwise specified as contemplated by Section 301 with respect to any series of Securities, any interest due on and any Additional Amounts payable in respect of any Bearer Securities on or before Maturity, other than Additional Amounts, if any, payable as provided in Section 1010 in respect of principal of (or premium or Make-Whole
 Amount, if any, on) such a Security, shall be payable only upon presentation and surrender of the several coupons for such interest installments as are evidenced thereby as they severally mature. Unless otherwise specified with respect to Securities of any series pursuant to
  Section 301, at the option of the Issuer, all payments of principal may be paid by check to the registered Holder of the Registered Security or other person entitled thereto against surrender of such Security.

       SECTION 1002. MAINTENANCE OF OFFICE OR AGENCY. If Securities of a series are issuable only as Registered Securities, the Issuer shall maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment,
  where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuer in respect of the Securities of that series and this Indenture may be served. If Securities of a series are issuable as Bearer Securities, the Issuer will maintain: (A) in the Borough of Manhattan, New York City, an office or agency where any Securities of that series may be presented or surrendered for payment, where any Securities of that series may be surrendered for registration of transfer, where Securities of that series may be surrendered for exchange, where notices and demands to or upon the Issuer in respect of the Securities of that series and this Indenture may be served and where Bearer Securities of that series and related coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise); (B) subject to any laws or regulations applicable thereto in a Place of Payment for that series which is located outside the United States, an office or agency where Securities of that series and related coupons may be presented and surrendered for payment (including payment of any Additional Amounts payable on Securities of that series pursuant to Section 1010), provided, however, that if the Securities of that series are listed on the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Issuer will maintain a Paying Agent for the Securities of that series in Luxembourg or any other required city located outside the United States, as the case may be, so long as the Securities of that series are listed on such exchange and
  (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Securities of that series may be surrendered for exchange and where notices and demands to or upon the Issuer in respect of the Securities of that series and this Indenture may be served. The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of each such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust
  Office of the Trustee, except that Bearer Securities of that series and the related coupons may be presented and surrendered for payment (including payment of any Additional Amounts payable on Bearer Securities of that series pursuant to Section 1010) at the offices specified in the Security in Europe, and the Issuer hereby appoints the same as its agent to receive such respective presentations, surrenders, notices and demands, and the Issuer hereby appoints the Trustee its agent to receive all such presentations, surrenders, notices and demands.

       Unless otherwise specified with respect to any Securities pursuant to Section 301, no payment of principal, premium or interest on or Additional Amounts in respect of Bearer Securities shall be made at any office or agency of the Issuer in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if amounts owing with respect to any Bearer Securities of a series are payable in Dollars, payment of principal of and any premium and interest on any Bearer Security (including any Additional Amounts payable on Securities of such series pursuant to Section 1010) shall be made at the office of the designated agent of the

  Issuer's Paying Agent in the Borough of Manhattan, New York City, if (but only if) payment in Dollars of the full amount of such principal, premium, interest or Additional Amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Issuer in accordance with this Indenture, is illegal or effectively precluded by exchange controls or other similar restrictions, as evidenced by an Opinion of Counsel.

       The Issuer may from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all of such purposes, and may from time to time rescind such designations, provided, however, that no such designations or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in accordance with the requirements set forth above for Securities of any series for such purposes. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. Unless otherwise specified with respect to any Securities pursuant to Section 301 with respect to a series of Securities, the Issuer hereby designates as a Place of Payment for each series of Securities the office or agency of the Issuer in the Borough of Manhattan, New York City, and initially appoints the Trustee at its Corporate Trust Office as Paying Agent in such city and as its agent to receive all such presentations, surrenders, notices and demands.

       Unless otherwise specified with respect to any Securities pursuant to Section 301, if and so long as the Securities of any series (i) are denominated in a Foreign Currency or (ii) may be payable in a Foreign Currency, or so long as it is required under any other provision of the Indenture, then the Issuer will maintain with respect to each such series of Securities, or as so required, at least one exchange rate agent.

       SECTION 1003.  MONEY FOR SECURITIES PAYMENTS TO BE HELD IN TRUST.
  If the
  Issuer shall at any time act as its own Paying Agent with respect to any series of any Securities and any related coupons, it will, on or before each due date of the principal of (and premium or Make-Whole Amount, if any), or interest on or Additional Amounts in respect of, any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in the currency or currencies, currency unit or units or composite currency or currencies in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series) sufficient to pay the principal (and premium or Make-Whole Amount, if any) or interest or Additional Amounts so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and will promptly notify the Trustee of its action or failure so to act.

       Whenever the Issuer shall have one or more Paying Agents for any series of Securities and any related coupons, it will, before each due date of the principal of (and premium or Make-Whole Amount, if any), or interest on or Additional Amounts in respect of, any Securities of that series, deposit with a Paying Agent a sum (in the currency or currencies, currency unit or units or composite currency or currencies described in the preceding paragraph) sufficient to pay the principal (and premium or Make-Whole Amount, if any) or interest or Additional
    Amounts, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest or Additional Amounts and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or failure so to act.
  The Issuer will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

       (1) hold all sums held by it for the payment of principal of (and premium or Make-Whole Amount, if any) or interest on Securities or Additional Amounts in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

       (2) give the Trustee notice of any default by the Issuer (or any other obligor upon the Securities) in the making of any such payment of principal (and premium or Make-Whole Amount, if any)
               or interest or Additional Amounts; and

       (3) at any time during the continuance of any such default upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

       The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

       Except as otherwise provided in the Securities of any series, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of (and premium or Make-Whole Amount, if any) or interest on, or any Additional Amounts in respect of, any Security of any series or any related coupon and remaining unclaimed for two years after such principal (and premium or Make-Whole Amount, if any), interest or Additional Amounts have become due and payable shall be paid to the Issuer upon Issuer Request or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Issuer for payment of such principal of (and premium or Make-Whole Amount, if any) or interest on, or any Additional Amounts in respect of, any Security, without interest thereon, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease, provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

       SECTION 1004. EXISTENCE. Subject to Article Eight, the Issuer will, and will cause its Restricted Subsdidiaries to, do or cause to be done all things necessary to preserve and keep in full force and effect their respective existence, rights and franchises; provided, however, that the Issuer and any Restricted Subsidiary shall not be required to preserve any right or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer or such Restricted Subsidiary and that the loss thereof is not disadvantageous in any material respect to the Holders.

       SECTION 1005. MAINTENANCE OF PROPERTIES. The Issuer will cause all of its material properties used or useful in the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order, reasonable wear and tear excepted, and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the reasonable judgment of the Issuer may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Issuer and its Restricted Subsidiaries shall not be prevented from discontinuing the operation and maintenance of any of such properties if such discontinuance is, in the judgment of the Issuer, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders.

       SECTION 1006. INSURANCE. The Issuer will, and will cause each of its Restricted Subsidiaries to, maintain insurance coverage by financially sound and reputable insurance companies on all of its insurable property against loss or damage with amounts and types of insurance that are commercially reasonable.

       SECTION 1007. PAYMENT OF TAXES AND OTHER CLAIMS. The Issuer will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Issuer or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Issuer or any Subsidiary; provided, however, that the Issuer shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

       SECTION 1008. PROVISION OF FINANCIAL INFORMATION. Whether or not the Issuer is subject to Section 13 or 15(d) of the Exchange Act, and for so long as any Securities are outstanding, the Issuer will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Issuer would have been required to file with the Commission pursuant to such
  Section 13 or 15(d) (the "Financial Statements") if the Issuer were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Issuer would have been required so to file such documents if the Issuer were so subject.

       The Issuer will also in any event (x) within 30 days of each Required Filing Date (i) transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Issuer would have been required to file with the Commission pursuant to
  Section 13 or 15(d) of the Exchange Act if the Issuer were subject to such Sections, and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Issuer would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Issuer were subject to such Sections, and (y) if filing such documents by the Issuer with the Commission is not made under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

       SECTION 1009. STATEMENT AS TO COMPLIANCE. The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year (which is currently December 31), a written statement (which need not be contained in or accompanied by an Officers' Certificate) signed by the principal executive officer, the principal financial officer or the principal accounting officer of the Issuer, stating that:

       (a) a review of the activities of the Issuer during such year and of its performance under this Indenture has been made under his or her supervision, and

       (b)     to the best of his or her knowledge, based on such review,
  (i) the Issuer has complied with all the conditions and covenants imposed on it under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant, specifying each such default known to him or her and the nature and status thereof, and (ii) no event has occurred and is continuing which is, or after notice or lapse of time or both would become, an Event of Default, or, if such an event has occurred and is continuing, specifying each such event known to him and the nature and status thereof.

       SECTION 1010. ADDITIONAL AMOUNTS. If any Securities of a series provide for the payment of Additional Amounts, the Issuer will pay to the Holder of any Security of such series or any coupon appertaining thereto Additional Amounts as may be specified as contemplated by
  Section 301. Whenever in this Indenture there is mentioned, in any context except in the case of Section 502(a), the payment of the principal of or any premium or interest on, or in respect of, any Security of any series or payment of any related coupon or the net proceeds received on the sale or exchange of any Security of any series, such mention shall be deemed to include mention of the payment of Additional Amounts provided by the terms of such series established pursuant to Section 301 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to such terms and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

       Except as otherwise specified as contemplated by Section 301, if the Securities of a series provide for the payment of Additional Amounts, at least 10 days prior to the first Interest Payment Date with respect to that series of Securities (or if the Securities of that series will not bear interest prior to Maturity, the first day on which a payment of principal and any premium is made), and at least 10 days prior to each date of payment of principal and any premium or interest if there has been any change with respect to the matters set forth in the below-mentioned Officers' Certificate, the Issuer shall furnish to the Trustee and the Paying Agent, if other than the Trustee, an Officers' Certificate instructing the Trustee and such Paying Agent or Paying Agents whether such payment of principal of and any premium or interest on the Securities of that series shall be made to Holders of Securities of that series or any related coupons who are not United States persons without withholding for or on account of any tax, assessment or other governmental charge described in the Securities of the series. If any such withholding shall be required, then such Officers' Certificate shall specify by country the amount, if any, required to be withheld on such payments to such Holders of Securities of that series or related coupons and the Issuer will pay to the Trustee or such Paying Agent the Additional Amounts required by the terms of such Securities. If the Trustee or any Paying Agent, as the case may be, shall not so receive the above-mentioned certificate, then the Trustee or such Paying Agent shall be entitled (i) to assume that no such withholding or deduction is required with respect to any payment of principal or interest with respect to any Securities of a series or related coupons until it shall have received a certificate advising otherwise and (ii) to make all payments of principal and interest with respect to the Securities of a series or related coupons without withholding or deductions until otherwise advised. The Issuer covenants to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them or in reliance on any Officers' Certificate furnished pursuant to this Section or in reliance on the Issuer's not furnishing such an Officers' Certificate.

       SECTION 1011. WAIVER OF CERTAIN COVENANTS. The Issuer may omit in any particular instance to comply with any term, provision or condition set forth in Sections 1004 to 1009, inclusive, if before or after the time for such compliance the Holders of at least a majority in principal amount of all Outstanding Securities of each series affected by such omission, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

                                 ARTICLE ELEVEN
     REDEMPTION OF SECURITIES

       SECTION 1101. APPLICABILITY OF ARTICLE. Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by

  Section 301 for Securities of any series) in accordance with this Article.

       SECTION 1102. ELECTION TO REDEEM; NOTICE TO TRUSTEE. The election of the Issuer to redeem any Securities shall be evidenced by or pursuant to a Board Resolution. In case of any redemption at the election of the Issuer of less than all of the Securities of any series, the Issuer shall, at least 45 days prior to the giving of notice of redemption in
  Section 1104 (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities of such series to be redeemed. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, the Issuer shall furnish the Trustee with an Officers' Certificate evidencing compliance with such restriction.

       SECTION 1103. SELECTION BY TRUSTEE OF SECURITIES TO BE REDEEMED. If less than all the Securities of any series issued on the same day with the same terms are to be redeemed, the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series issued on such date with the same terms not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to the minimum authorized denomination for Securities of that series or any integral multiple thereof) of the principal amount of Securities of such series of a denomination larger than the minimum authorized denomination for Securities of that series.

       The Trustee shall promptly notify the Issuer and the Security Registrar (if other than itself) in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

       For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security which has been or is to be redeemed.

       SECTION 1104. NOTICE OF REDEMPTION. Notice of redemption shall be given in the manner provided in Section 106, not less than 30 days nor more than 60 days prior to the Redemption Date, unless a shorter period is specified by the terms of such series established pursuant to
  Section 301, to each Holder of Securities to be redeemed. Failure to give such notice in the manner herein provided to the Holder of any Security designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other such Security or portion thereof. Any notice that is mailed to the Holders of Registered Securities in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Holder; receives the notice. All notices of redemption shall state:

       (a)     the Redemption Date;

       (b)     the Redemption Price, accrued interest to the Redemption
  Date
               payable as provided in Section 1106, if any, and Additional Amounts, if any,

       (c) if less than all Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amount) of the particular
  Security or
               Securities to be redeemed,

       (d) in case any Security is to be redeemed in part only, the notice which relates to such Security shall state that on and after the
               Redemption Date, upon surrender of such Security, the holder will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed,

       (e) that on the Redemption Date the Redemption Price and accrued interest to the Redemption Date payable as provided in
               Section 1106, if any, will become due and payable upon each such
               Security, or the portion thereof, to be redeemed and, if applicable, that interest thereon shall cease to accrue on
  and
               after said date,

       (f) the Place or Places of Payment where such Securities, together in the case of Bearer Securities with all coupons appertaining thereto, if any, maturing after the Redemption Date, are to be
               surrendered for payment of the Redemption Price and accrued interest, if any,

       (g) that the redemption is for a sinking fund, if such is the case,

       (h) that, unless otherwise specified in such notice, Bearer Securities of any series, if any, surrendered for redemption must
               be accompanied by all coupons maturing subsequent to the date fixed for redemption or the amount of any such missing coupon or coupons will be deducted from the Redemption Price, unless security or indemnity satisfactory to the Issuer, the
  Trustee for
               such series and any Paying Agent is furnished,

       (i) if Bearer Securities of any series are to be redeemed and any
               Registered Securities of such series are not to be redeemed, and if such Bearer Securities may be exchanged for Registered Securities not subject to redemption on this Redemption
  Date
               pursuant to Section 305 or otherwise, the last date, as determined by the Issuer, on which such exchanges may be made,

       (j) the CUSIP number or the Euroclear or CEDEL reference numbers of such Security, if any (provided that the notice may contain a disclaimer as to the accuracy of such numbers), and

       (k) if applicable, that a Holder of Securities who desires to convert
               Securities for redemption must satisfy the requirements for conversion contained in such Securities, the then existing conversion price or rate, and the date and time when the option to convert shall expire.

       A notice of redemption published as contemplated by Section 106 need not identify particular Registered Securities to be redeemed.

       Notice of redemption of Securities to be redeemed shall be given by the Issuer or, at the Issuer's request, by the Trustee in the name and at the expense of the Issuer.

       SECTION 1105. DEPOSIT OF REDEMPTION PRICE. At least one Business Day prior to any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as its own Paying Agent, which it may not do in the case of a sinking fund payment under Article Twelve, segregate and hold in trust as provided in
  Section 1003) an amount of money in the currency or currencies, currency unit or units or composite currency or currencies in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series) sufficient to pay on the Redemption Date the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on and Additional Amounts with respect thereto, all the Securities or portions thereof which are to be redeemed on that date.

       SECTION 1106. SECURITIES PAYABLE ON REDEMPTION DATE. Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified in the currency or currencies, currency unit or units or composite currency or currencies in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series) (together with accrued interest, if any, to the Redemption Date), and from and after such date (unless the Issuer shall default in the payment of the Redemption Price and accrued interest) such Securities shall, if the same were interest-bearing, cease to bear interest and the coupons for such interest appertaining to any Bearer Securities so to be redeemed, except to the extent provided below, shall be void. Upon surrender of any such Security for redemption in accordance with said notice, together with all coupons, if any, appertaining thereto maturing after the Redemption Date, such Security shall be paid by the Issuer at the Redemption Price, together with accrued interest and Additional Amounts, if any, to the Redemption Date; provided, however, that installments of interest on Bearer Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 1002) and, unless otherwise specified as contemplated by Section 301, only upon presentation and surrender of coupons for such interest; and provided further that, except as otherwise provided, installments of interest on Registered Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

       If any Bearer Security surrendered for redemption shall not be accompanied by all appurtenant coupons maturing after the Redemption Date, such Security may be paid after deducting from the Redemption Price an amount equal to the face amount of all such missing coupons, or the surrender of such missing coupon or coupons may be waived by the Issuer and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing coupon in respect of which a deduction shall have been made from the Redemption Price, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest represented by coupons shall be payable only upon presentation and surrender of those coupons at an office or agency located outside the United States (except as otherwise provided in Section 1002).

       If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium or Make-Whole
Amount, if any) shall, until paid, bear interest from the Redemption Date at the rate borne by the Security.

       SECTION 1107. SECURITIES REDEEMED IN PART. Any Registered Security which is to be redeemed only in part (pursuant to the provisions of this Article) shall be surrendered at a Place of Payment therefor (with, if the Issuer or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing) and the Issuer shall execute and the Trustee shall authenticate and deliver to the Holder of such Security without service charge a new Registered Security or Securities of the same series, of any authorized denomination as requested by such Holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered. If a Security in global form is so surrendered, the Issuer shall execute, and the Trustee shall authenticate and deliver to the depositary for such Security in global form as shall be specified in the Issuer Order to the Trustee with respect thereto, without service charge, a new Security in global form in a denomination equal to and in exchange for the unredeemed portion of the principal of the Security in global form so surrendered.

                               ARTICLE TWELVE
SINKING FUNDS

       SECTION 1201. APPLICABILITY OF ARTICLE.. The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of a series except as otherwise specified as contemplated by
  Section 301 for Securities of such series.

       The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a "mandatory sinking fund payment," and any payment in excess of such minimum amount provided for by the terms of such Securities of any series is herein referred to as an "optional sinking fund payment." If provided for by the terms of any Securities of any series, the cash amount of any mandatory sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

       SECTION 1202. SATISFACTION OF SINKING FUND PAYMENT WITH SECURITIES. The Issuer may, in satisfaction of all or any part of any mandatory sinking fund payment with respect to the Securities of a series, (1) deliver Outstanding Securities of such series (other than any Securities previously called for redemption) together in the case of any Bearer Securities of such series with all unmatured coupons appertaining thereto and (2) apply as a credit Securities of such series which have been redeemed either at the election of the Issuer pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, or which have otherwise been acquired by the Issuer; provided that such Securities so delivered or applied as a credit have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the applicable Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such mandatory sinking fund payment shall be reduced accordingly.

       SECTION 1203. REDEMPTION OF SECURITIES FOR SINKING FUND. Not less than 60 days prior to each sinking fund payment date for Securities of any series, the Issuer will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing mandatory sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash in the currency or currencies, currency unit or units or composite currency or currencies in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series) and the portion thereof, if any, which is to be satisfied by delivering and crediting Securities of that series pursuant to
  Section 1202, and the optional amount, if any, to be added in cash to the next ensuing mandatory sinking fund payment, and will also deliver to the Trustee any Securities to be so delivered and credited. If such Officers' Certificate shall specify an optional amount to be added in cash to the next ensuing mandatory sinking fund payment, the Issuer shall thereupon be obligated to pay the amount therein specified. Not less than 30 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Issuer in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1106 and 1107.

                                 ARTICLE THIRTEEN
 REPAYMENT AT THE OPTION OF HOLDERS

       SECTION 1301. APPLICABILITY OF ARTICLE. Repayment of Securities of any series before their Stated Maturity at the option of Holders thereof shall be made in accordance with the terms of such Securities, if any, and (except as otherwise specified by the terms of such series established pursuant to Section 301) in accordance with this Article.

       SECTION 1302. REPAYMENT OF SECURITIES. Securities of any series subject to repayment in whole or in part at the option of the Holders thereof will, unless otherwise provided in the terms of such Securities, be repaid at a price equal to the principal amount thereof, together with interest, if any, thereon accrued to the Repayment Date specified in or pursuant to the terms of such Securities. The Issuer covenants that at least one Business Day prior to the Repayment Date it will deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in currency or currencies, currency unit or units or composite currency or currencies in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series) sufficient to pay the principal (or, if so provided by the terms of the Securities of any series, a percentage of the principal) of, and (except if the Repayment Date shall be an Interest Payment Date) accrued interest on, all the Securities or portions thereof, as the case may be, to be repaid on such date.

       SECTION 1303. EXERCISE OF OPTION. Securities of any series subject to repayment at the option of the Holders thereof will contain an "Option to Elect Repayment" form on the reverse of such Securities. In order for any Security to be repaid at the option of the Holder, the Trustee must receive at the Place of Payment therefor specified in the terms of such Security (or at such other place or places of which the Issuer shall from time to time notify the Holders of such Securities) not earlier than 60 days nor later than 30 days prior to the Repayment Date (1) the Security so providing for such repayment together with the "Option to Elect Repayment" form on the reverse thereof duly completed by the Holder (or by the Holder's attorney duly authorized in writing) or (2) a telegram, telex, facsimile transmission or a letter from a member of a national securities exchange, or the National Association of Securities Dealers, Inc., or a commercial bank or trust company in the United States setting forth the name of the Holder of the Security, the principal amount of the Security, the principal amount of the Security to be repaid, the CUSIP number, if any, or a description of the tenor and terms of the Security, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Security to be repaid, together with the duly completed form entitled "Option to Elect Repayment" on the reverse of the Security will be received by the Trustee not later than the fifth Business Day after the date of such telegram, telex, facsimile transmission or letter; provided, however, that such telegram, telex, facsimile transmission or letter shall only be effective if such Security and form duly completed are received by the Trustee by such fifth Business Day. If less than the entire principal amount of such Security is to be repaid in accordance with the terms of such Security, the principal amount of such Security to be repaid, in increments of the minimum denominations for Securities of such series, and the denomination or denominations of the Security or Securities to be issued to the Holder for the portion of the principal amount of such Security surrendered that is not to be repaid, must be specified. The principal amount of any Security providing for repayment at the option of the Holder thereof may not be repaid in part if, following such repayment, the unpaid principal amount of such Security would be less than the minimum authorized denomination of Securities of the series of which such Security to be repaid is a part. Except as otherwise may be provided by the terms of any Security providing for repayment at the option of the Holder thereof, exercise of the repayment option by the Holder shall be irrevocable unless waived by the Issuer.

       SECTION 1304. WHEN SECURITIES PRESENTED FOR REPAYMENT BECOME DUE AND PAYABLE. If Securities of any series providing for repayment at the option of the Holders thereof shall have been surrendered as provided in this Article and as provided by or pursuant to the terms of such Securities, such Securities or the portions thereof, as the case may be, to be repaid shall become due and payable and shall be paid by the Issuer on the Repayment Date therein specified, and on and after such Repayment Date (unless the Issuer shall default in the payment of such Securities on such Repayment Date) such Securities shall, if the same were interest-bearing, cease to bear interest and the coupons for such interest appertaining to any Bearer Securities so to be repaid, except to the extent provided below, shall be void. Upon surrender of any such Security for repayment in accordance with such provisions, together with all coupons, if any, appertaining thereto maturing after the Repayment Date, the principal amount of such Security so to be repaid shall be paid by the Issuer, together with accrued interest, if any, to the Repayment Date; provided, however, that coupons whose Stated Maturity is on or prior to the Repayment Date shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 1002) and, unless otherwise specified pursuant to
  Section 301, only upon presentation and surrender of such coupons; and provided further that, in the case of Registered Securities, installments of interest, if any, whose Stated Maturity is on or prior to the Repayment Date shall be payable (but without interest thereon, unless the Issuer shall default in the payment thereof) to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

       If any Bearer Security surrendered for repayment shall not be accompanied by all appurtenant coupons maturing after the Repayment Date, such Security may be paid after deducting from the amount payable therefor as provided in Section 1302 an amount equal to the face amount of all such missing coupons, or the surrender of such missing coupon or coupons may be waived by the Issuer and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing coupon in respect of which a deduction shall have been made as provided in the preceding sentence, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest represented by coupons shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 1002) and, unless otherwise specified as contemplated by
  Section 301, only upon presentation and surrender of those coupons.

       If the principal amount of any Security surrendered for repayment shall not be so repaid upon surrender thereof, such principal amount (together with interest, if any, thereon, accrued to such Repayment
  Date) shall, until paid, bear interest from the Repayment Date at the rate of, interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in such Security.

       SECTION 1305. SECURITIES REPAID IN PART. Upon surrender of any Registered Security which is to be repaid in part only, the Issuer shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge and at the expense of the Issuer, a new Registered Security or Securities of the same series, of any authorized denomination specified by the Holder, in an aggregate principal amount equal to and in exchange for the portion of the principal of such Security so surrendered which is not to be repaid.

                                 ARTICLE FOURTEEN
     DEFEASANCE AND COVENANT DEFEASANCE

       SECTION 1401. APPLICABILITY OF ARTICLE; ISSUER'S OPTION TO EFFECT DEFEASANCE OR COVENANT DEFEASANCE. If, pursuant to Section 301, provision is made for either or both of (a) defeasance of the Securities of or within a series under Section 1402 or (b) covenant defeasance of the Securities of or within a series under Section 1403, then the provisions of such Section or Sections, as the case may be, together with the other provisions of this Article (with such modifications thereto as may be specified pursuant to Section 301 with respect to any Securities), shall be applicable to such Securities and any coupons appertaining thereto, and the Issuer may at its option by Board Resolution, at any time, with respect to such Securities and any coupons appertaining thereto, elect to have Section 1402 (if applicable) or
  Section 1403 (if applicable) be applied to such Outstanding Securities and any coupons appertaining thereto upon compliance with the conditions set forth below in this Article.

       SECTION 1402. DEFEASANCE AND DISCHARGE. Upon the Issuer's exercise of the above option applicable to this Section with respect to any Securities of or within a series, the Issuer shall be deemed to have been discharged from its obligations with respect to such Outstanding Securities and any coupons appertaining thereto on the date the conditions set forth in Section 1404 are satisfied (hereinafter, "defeasance"). For this purpose, such defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Securities and any coupons appertaining thereto, which shall thereafter be deemed to be "Outstanding" only for the purposes of Section 1405 and the other Sections of this Indenture referred to in clauses (A) and (B) below, and to have satisfied all of its other obligations under such Securities and any coupons appertaining thereto and this Indenture insofar as such Securities and any coupons appertaining thereto are concerned (and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of such Outstanding Securities and any coupons appertaining thereto to receive, solely from the trust fund described in Section 1404 and as more fully set forth in such Section, payments in respect of the principal of (and premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, on such Securities and any coupons appertaining thereto when such payments are due and any right of such Holder to exchange such Securities for other Securities, (B) the Issuer's obligations with respect to such Securities under Sections 305, 306, 1002 and 1003 and with respect to the payment of Additional Amounts, if any, on such
    Securities
  as contemplated by Section 1010 (but only to the extent that the Additional Amounts payable with respect to such Securities exceed the amount deposited in respect of such Additional Amounts pursuant to
  Section 1404 below), (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (D) this Article. Subject to compliance with this Article Fourteen, the Issuer may exercise its option under this Section notwithstanding the prior exercise of its option under Section 1403 with respect to such Securities and any coupons appertaining thereto.

       SECTION 1403. COVENANT DEFEASANCE. Upon the Issuer's exercise of the above option applicable to this Section with respect to any Securities of or within a series, the Issuer shall be released from its obligations under Sections 1004 to 1009, inclusive, and, if specified pursuant to Section 301, its obligations under any other covenant, with respect to such Outstanding Securities and any coupons appertaining thereto on and after the date the conditions set forth in Section 1404 are satisfied (hereinafter, "covenant defeasance"), and such Securities and any coupons appertaining thereto shall thereafter be deemed to be not "Outstanding" for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with any such covenant, but shall continue to be deemed "Outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such Outstanding Securities and any coupons appertaining thereto, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such Section or such other covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such Section or such other covenant or by reason of reference in any such Section or such other covenant to any other provision herein or in any other document and such omission to comply shall not constitute a default or an Event of Default under
  Section 501(e) or 501(k) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities and any coupons appertaining thereto shall be unaffected thereby.

        SECTION 1404. CONDITIONS TO DEFEASANCE OR COVENANT DEFEASANCE. The following shall be the conditions to application of Section 1402 or
  Section 1403 to any Outstanding Securities of or within a series and any coupons appertaining thereto:

       (a) The Issuer shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 607 who shall agree to comply with the provisions of this Article Fourteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities and any coupons appertaining thereto, (1) an amount in such currency, currencies or currency unit in which such Securities and any coupons appertaining thereto are then specified as payable at Stated Maturity, or (2) Government Obligations applicable to such Securities and coupons appertaining thereto (determined on the basis of the currency, currencies or currency unit in which such Securities and coupons appertaining thereto are then specified as payable at Stated Maturity) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium or

  Make-Whole Amount, if any) and interest, if any, on such Securities and any coupons appertaining thereto, money in an amount, or (3) a combination thereof, any case, in an amount, sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium or Make-Whole Amount, if any) and interest, if any, on such Outstanding Securities and any coupons appertaining thereto on the Stated Maturity of such principal or installment of principal or interest and (ii) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Securities and any coupons appertaining thereto on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities and any coupons appertaining thereto.

       (b) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Issuer is a party or by which it is bound.

       (c) No Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to such Securities and any coupons appertaining thereto shall have occurred and be continuing on the date of such deposit and, with respect to defeasance only, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

       (d) In the case of an election under Section 1402, the Issuer shall have delivered to the Trustee an Opinion of Counsel stating that
  (i) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Securities and any coupons appertaining thereto will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will not be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

       (e) In the case of an election under Section 1403, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Outstanding Securities and any coupons appertaining thereto will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

       (f) The Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the trust funds will not be subject to any rights of Holders of Debt, including, without limitation, any rights arising under the Indenture (other than the rights of the Holders of the
    Securities to be
  paid out of the proceeds of such trust funds) and that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar law affecting creditors' rights generally.

       (g) The Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance under Section 1402 or the covenant defeasance under Section 1403 (as the case may be) have been complied with.

       (h) Notwithstanding any other provisions of this Section, such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations which may be imposed on the Issuer in connection therewith pursuant to
  Section 301.

       SECTION 1405. DEPOSITED MONEY AND GOVERNMENT OBLIGATIONS TO BE HELD IN TRUST; OTHER MISCELLANEOUS PROVISIONS. Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations (or other property as may be provided pursuant to Section 301) (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 1405, the "Trustee") pursuant to Section 1404 in respect of any Outstanding Securities of any series and any coupons appertaining thereto shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and any coupons appertaining thereto and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities and any coupons appertaining thereto of all sums due and to become due thereon in respect of principal (and premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.

       Unless otherwise specified with respect to any Security pursuant to
  Section 301, in or pursuant to this Indenture or any Security if, after a deposit referred to in Section 1404(a) has been made, (a) the Holder of a Security in respect of which such deposit was made is entitled to, and does, elect pursuant to Section 301 or the terms of such Security to receive payment in a currency or currency unit other than that in which the deposit pursuant to Section 1404(a) has been made in respect of such Security, or (b) a Conversion Event occurs in respect of the Foreign Currency in which the deposit pursuant to Section 1404(a) has been made, the indebtedness represented by such Security and any coupons appertaining thereto shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any), and interest, if any, on and Additional Amounts, if any, with respect to such Security as the same becomes due out of the proceeds yielded by converting (from time to time as specified below in the case of any such election) the amount or other property deposited in respect of such Security into the currency or currency unit in which such Security becomes payable as a result of such election or Conversion Event based on the applicable market exchange rate for such currency or currency unit in effect on the second Business Day prior to each payment date, except, with respect to a Conversion Event, for such Foreign Currency in effect (as nearly as feasible) at the time of the

  Conversion Event.

       The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government
  Obligations deposit pursuant to Section 1404 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Securities and any coupons appertaining thereto.

       Anything in this Article to the contrary notwithstanding, subject to Section 606, the Trustee shall deliver or pay to the Issuer from time to time upon Issuer Request any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in
  Section 1404 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect a defeasance or covenant defeasance, as applicable, in accordance with this Article.

                               ARTICLE FIFTEEN
   MEETINGS OF HOLDERS OF SECURITIES

       SECTION 1501. PURPOSES FOR WHICH MEETINGS MAY BE CALLED. A meeting of Holders of Securities of any series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such series.

       SECTION 1502.  CALL, NOTICE AND PLACE OF MEETINGS.

       (a) The Trustee may at any time call a meeting of Holders of Securities of any series for any purpose specified in Section 1501, to be held at such time and at such place in the Borough of Manhattan, New York City as the Trustee shall determine. Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in
  Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting.

       (b) In case at any time the Issuer, pursuant to a Board Resolution, or any Holders of at least 10 percent in principal amount of the Outstanding Securities of any series shall have requested the Trustee to call a meeting of the Holders of Securities of such series for any purpose specified in Section 1501, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Issuer or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in the Borough of Manhattan, New York City for such meeting and may call such meeting for such purposes by giving notice thereof as
  provided in subsection (a) of this Section.

       SECTION 1503. PERSONS ENTITLED TO VOTE AT MEETINGS. To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Issuer and its counsel.

       SECTION 1504. QUORUM; ACTION. The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities of such series shall constitute a quorum. In the absence of a quorum within 30 minutes after the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved.
  In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at the reconvening of any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1502(a), except that such notice need to be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of any adjournment meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

       Except as limited by the proviso to Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the persons entitled to vote a majority in aggregate principal amount of the Outstanding Securities represented at such meeting; provided, however, that, except as limited by the proviso to Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Securities of that series.

       Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series and the related
  coupons, whether or not present or represented at the meeting.

       Notwithstanding the foregoing provisions of this Section 1504, if any action is to be taken at a meeting of Holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Securities affected thereby, or of the Holders of such series and one or more additional series:

       (a) there shall be no minimum quorum requirement for such meeting;
               and

       (b) the principal amount of the Outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken
               into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action
               has been made, given or taken under this Indenture.

       SECTION 1505.  DETERMINATION OF VOTING RIGHTS; CONDUCT AND
  ADJOURNMENT OF MEETINGS.

       (a) Notwithstanding any provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of a series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in
  Section 104 or by having the signature of the Person executing the proxy witnessed or guaranteed by any trust company, bank or banker authorized by Section 104 to certify to the holding of Bearer Securities. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.

       (b) The Trustee shall, by an instrument in writing appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Issuer or by Holders of Securities as provided in
  Section 1502(b), in which case the Issuer or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.

       (c) At any meeting each Holder of a Security of such series or proxy shall be entitled to one vote for each $1,000 principal amount of the Outstanding Securities of such series held or represented by him;
    provided,
  however that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or proxy.

       (d) Any meeting of Holders of Securities of any series duly called pursuant to Section 1502 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting, and the meeting may be held as so adjourned without further notice.

       SECTION 1506.  COUNTING VOTES AND RECORDING ACTION OF MEETINGS.
  The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the fact, setting forth a copy of the notice of the meeting and showing that said notice was given as provided in
  Section 1502 and, if applicable, Section 1504. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Issuer and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

       SECTION 1507. EVIDENCE OF ACTION TAKEN BY HOLDERS. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by a specified percentage in principal amount of the Holders of any or all series may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of Holders in person or by agent duly appointed in writing, and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee. Proof and execution of any instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Article Six) conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Article.

       SECTION 1508. PROOF OF EXECUTION OF INSTRUMENTS. Subject to Article Six, the execution of any instrument by a Holder or his agent or proxy may be proved in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee.

                               ARTICLE SIXTEEN
    SECURITIES IN FOREIGN CURRENCIES

       SECTION 1601. APPLICABILITY OF ARTICLE. Whenever this Indenture provides for (a) any action by, or the determination of any of the rights of Holders of Securities of any series in which not all of such Securities are denominated in the same currency, or (b) any distribution to Holders of Securities, in the absence of any provision to the contrary in the form of Security of any particular series or pursuant to this Indenture or the Securities, any amount in respect of any Security denominated in a currency other than Dollars shall be treated for any such action or distribution as that amount of Dollars that could be obtained for such amount on such reasonable basis of exchange and as of the record date with respect to Registered Securities of such series (if any) for such action, determination of rights for distribution (or, if there shall be no applicable record date, such other date reasonably proximate to the date of such action, determination of rights or distribution) as the Issuer may specify in a written notice to the Trustee or, in the absence of such written notice, as the Trustee may determine.
                            *     *     *     *     *

       IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

                                               CRIIMI MAE INC.



  Attest:                                      By:
         ---------------------                    ------------------------
                                               Name:
                                               Title:
  Title:



                                              STATE STREET BANK AND TRUST
                                              COMPANY, as Trustee

  Attest:                                      By:
         -------------------------                ----------------------------
                                               Name:
                                               Title:
  Title:

  STATE OF            )
                      )     ss:
  COUNTY OF           )

  On the    day of                 , 1997, before me personally came

  ----------------------------------- to me known, who, being by me duly
  sworn, did depose and say that he is                             of
  CRIIMI MAE INC.,
                                ----------------------------
  one of the parties described in and which executed the foregoing instrument, and that he signed his name thereto by authority of the Board of Directors.

  {Notarial Seal}


  ----------------------------
  Notary Public
  COMMISSION EXPIRES

  STATE OF            )
                      )     ss:
  COUNTY OF           )

  On the    day of                 , 1997, before me personally came

  ----------------------------------- to me known, who, being by me duly
  sworn, did depose and say that he is                             of

                                ----------------------------
  -----------------------------,one of the parties described in and which executed the foregoing instrument, and that he signed his name thereto by authority of the Board of Directors.

  {Notarial Seal}


  ----------------------------
  Notary Public
  COMMISSION EXPIRES

                                  EXHIBIT A

                            FORMS OF CERTIFICATION

                                  EXHIBIT A-1

               FORM OF CERTIFICATE TO BE GIVEN BY PERSON ENTITLED
 TO RECEIVE BEARER SECURITY OR TO OBTAIN INTEREST
   PAYABLE PRIOR TO THE EXCHANGE DATE
                                    CERTIFICATE

       {Insert title or sufficient description of Securities to be delivered}

        This is to certify that, as of the date hereof, and except as set forth below, the above-captioned Securities held by you for our account
  (i) are owned by person(s) that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States federal income taxation regardless of its source ("United States person(s)"),
  (ii) are owned by United States person(s) that are (a) foreign branches of United States financial institutions (financial institutions, as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v) are herein referred to a "financial institutions") purchasing for their own account or for resale, or (b) United States person(s) who acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise CRIIMI MAE Inc. or its agent that such financial institution will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, amended, and the regulations thereunder), or (iii) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and, in addition, if the owner is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)), this is to further certify that such financial institution has not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.
  As used herein, "United States" means the United States of America (including the States and the District of Columbia), and its "possessions" include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

      We undertake to advise your promptly by tested telex on or prior to the date on which you intend to submit your certification relating to the above-captioned Securities held by you for our account in accordance with your Operating Procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

       This certificate excepts and does not relate to U.S. $ ____ of such interest in the above-captioned Securities in respect of which we are not able to certify and as to which we understand an exchange for an interest in a Permanent Global

  Security or an exchange for and delivery of definitive Securities (or, if relevant, collection of any interest) cannot be made until we do so certify.
  We understand that this certificate may be required in connection with certain tax legislation in the United States. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy thereof to any interested party in such proceedings.

  Dated:         , 19
        ---------    ----

  (To be dated no earlier than the 15th day prior to (i) the Exchange Date or (ii) the relevant
  Interest Payment Date occurring prior to the Exchange Date, as applicable)

  (Name of Person Making Certification)


  ----------------------------------------
  (Authorized Signatory)
  Name:
  Title:

                                  EXHIBIT A-2

                  FORM OF CERTIFICATE TO BE GIVEN BY EUROCLEAR
                     AND CEDEL S.A. IN CONNECTION WITH THE
                      EXCHANGE OF A PORTION OF A TEMPORARY
                      GLOBAL SECURITY OR TO OBTAIN INTEREST
                        PAYABLE PRIOR TO THE EXCHANGE DATE

                                 CERTIFICATE
    {Insert title or sufficient description of Securities to be delivered}

       This is to certify that, based solely on written certifications that we have received in writing, by tested telex or by electronic transmission from each of the persons appearing in our records as persons entitled to a portion of the principal amount set forth below (our "Member Organizations") substantially in the form attached hereto, as of the date hereof, (U.S.)

  -------------------- principal amount of the above-captioned Securities
  (i) is owned by person(s) that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source ("United States person(s)"),
  (ii) is owned by United States person(s) that are (a) foreign branches of United States financial institutions (financial institutions, as defined in the U.S. Treasury Regulations Section 1.165-12(c)(1)(v) are herein referred to as "financial institutions") purchasing for their own account or for resale, or (b) United States person(s) who acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such financial institution has agreed, on its own behalf or through its agent, that we may advise CRIIMI MAE Inc. or its agent that such financial institution will comply with the requirements of
  Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in United States Treasury Regulations
  Section 1.163-5(c)(2)(i)(D)(7)), and, to the further effect, that financial institutions described in clause (iii) above (whether or not also described in clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

       As used herein "United States" means the United States of America (including the States and the District of Columbia), and its "possessions" include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

       We further certify that (i) we are not making available herewith for exchange (or, if relevant, collection of any interest) any portion of the temporary global Security representing the above-captioned Securities excepted in the above-referenced certificates of Member Organizations and (ii) as of the date hereof we have not received any notification from any of our Member

  Organizations to the effect that the statements made by such Member Organizations with respect to any portion of the part submitted herewith for exchange (or, if relevant, collection of any interest) are no longer true and cannot be relied upon as of the date hereof.

       We understand that this certification is required in connection with certain tax legislation in the United States. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy thereof to any interested party in such proceedings.

  Dated:            , 19
        -----------     ----

  (To be dated no earlier than the Exchange
  Date or the relevant Interest Payment Date occurring prior to the Exchange Date, as applicable)

                                   (Morgan Guaranty Trust Company of New York,
                                    Brussels Office), as Operator of the
  Euroclear
                                    System (Cedel)


                                    By:
                                       ------------------------------------

                               TABLE OF CONTENTS


                                                                Page
                                                                ----

  RECITALS OF THE ISSUER                                          1

  ARTICLE ONE   DEFINITIONS AND OTHER PROVISIONS OF
                  GENERAL APPLICATION

  SECTION 101.  DEFINITIONS                                       1

                Acquired Indebtedness                             1
                Act                                               2
                Additional Amounts                                2
                Affiliate                                         2
                Authenticating Agent                              2
                Authorized Newspaper                              2
                Bankruptcy Law                                    2
                Bearer Security                                   2
                Board of Directors                                2
                Board Resolution                                  2
                Business Day                                      2
                Capital Stock                                     2
                CEDEL                                             3
                Commission                                        3
                Common Depositary                                 3
                Conversion Event                                  3
                Corporate Trust Office                            3
                Corporation                                       3
                Coupon                                            3
                Custodian                                         3
                Debt                                              3
                Defaulted Interest                                4
                Dollar                                            4
                DTC                                               4
                ECU                                               4
                Euroclear                                         4
                European Community                                4
                European Monetary System                          4
                European Union                                    4
                Event of Default                                  4
                Exchange Act                                      5
                Exchange Date                                     5
                Foreign Currency                                  5
                GAAP                                              5
                Government Obligations                            5
                Holder                                            5
                Indenture                                         5
                Indexed Security                                  5
                Interest                                          5
                  Interest Payment Date                             5
                Interest Rate Agreement                           6
                Investment                                        5
                Issue Date                                        5
                Issuer                                            6
                Issuer Request                                    6
                Judgment Currency                                 6
                Legal Holiday                                     6
                Make-Whole Amount                                 6
                Maturity                                          6
                Officers' Certificate                             7
                Opinion of Counsel                                7
                Original Issue Discount Security                  7
                Outstanding                                       7
                Paying Agent                                      8
                Person                                            8
                Place of Payment                                  8
                Predecessor Security                              8
                Preferred Stock                                   7
                Recourse Indebtedness                             8
                Redeemable Capital Stock                          7
                Redemption Date                                   8
                Redemption Price                                  9
                Registered Security                               9
                Regular Record Date                               9
                Reinvestment Rate                                 9
                Repayment Date                                    9
                Repayment Price                                   9
                Responsible Officer                               9
                Restricted Subsidiary                             9
                Secured Debt                                      9
                Security                                         10
                Security Register                                10
                Significant Subsidiary                           10
                Special Record Date                              10
                Stated Maturity                                  10
                Statistical Release                              10
                Subsidiary                                       10
                Trust Indenture Act or                           10
                Trustee                                          10
                United States                                    10
                United States Person                             11
                Unrestricted Subsidiary                          11
                Unsecured Debt                                   11
                Yield to Maturity                                11

  SECTION 102.  COMPLIANCE CERTIFICATES AND OPINIONS             11

  SECTION 103.  FORM OF DOCUMENTS DELIVERED TO TRUSTEE           11

  SECTION 104.  ACTS OF HOLDERS                                  12

  SECTION 105.  NOTICES, ETC., TO TRUSTEE AND ISSUER             13

  SECTION 106.  NOTICE TO HOLDERS; WAIVER                        13

  SECTION 107.  EFFECT OF HEADINGS AND TABLE OF CONTENTS         14

  SECTION 108.  SUCCESSORS AND ASSIGNS                           14

  SECTION 109.  SEVERABILITY CLAUSE                              14

  SECTION 110.  BENEFITS OF INDENTURE                            14

  SECTION 111.  GOVERNING LAW                                    14

  SECTION 112.  LEGAL HOLIDAYS                                   15

  SECTION 113.  CONFLICT WITH TRUST INDENTURE ACT                15

  SECTION 114.  COUNTERPARTS                                     15

  SECTION 115.  JUDGMENT CURRENCY                                15

  SECTION 116.  NONRECOURSE                                      15

  ARTICLE TWO   SECURITIES FORMS

  SECTION 201.  FORMS OF SECURITIES                               15

  SECTION 202.  FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION   15

  SECTION 203.  SECURITIES ISSUABLE IN GLOBAL FORM                16

  ARTICLE THREE THE SECURITIES

  SECTION 301.  AMOUNT UNLIMITED; ISSUABLE IN SERIES              16

  SECTION 302.  CURRENCY, DENOMINATIONS                           20

  SECTION 303.  EXECUTION, AUTHENTICATION, DELIVERY AND DATING    20

  SECTION 304.  TEMPORARY SECURITIES                              22

  SECTION 305.  REGISTRATION, REGISTRATION OF TRANSFER
                 AND EXCHANGE                                     24

  SECTION 306.  MUTILATED, DESTROYED, LOST AND STOLEN SECURITIES  27

  SECTION 307.  PAYMENT OF INTEREST; INTEREST RIGHTS RESERVED     28

  SECTION 308.  PERSONS DEEMED OWNERS                             29

  SECTION 309.  CANCELLATION                                      30

  SECTION 310.  COMPUTATION OF INTEREST                           30

  ARTICLE FOUR  SATISFACTION AND DISCHARGE

  SECTION 401.  SATISFACTION AND DISCHARGE OF INDENTURE           31

  SECTION 402.  APPLICATION OF TRUST FUNDS                        32

  ARTICLE FIVE  REMEDIES

  SECTION 501.  EVENTS OF DEFAULT                                 32

  SECTION 502.  ACCELERATION OF MATURITY; RESCISSION
                  AND ANNULMENT                                   34

  SECTION 503.  COLLECTION OF INDEBTEDNESS AND SUITS
                  FOR ENFORCEMENT BY TRUSTEE                      34

  SECTION 504.  TRUSTEE MAY FILE PROOFS OF CLAIM                  35

  SECTION 505.  TRUSTEE MAY ENFORCE CLAIMS WITHOUT POSSESSION
                  OF SECURITIES OR COUPONS                        36

  SECTION 506.  APPLICATION OF MONEY COLLECTED                    36

  SECTION 507.  LIMITATION ON SUITS                               36

  SECTION 508.  UNCONDITIONAL RIGHT OF HOLDERS TO RECEIVE
                  PRINCIPAL, PREMIUM OR MAKE-WHOLE AMOUNT,
                  IF ANY, INTEREST AND ADDITIONAL AMOUNTS         37

  SECTION 509.  RESTORATION OF RIGHTS AND REMEDIES                37

  SECTION 510.  RIGHTS AND REMEDIES CUMULATIVE                    37

  SECTION 511.  DELAY OR OMISSION NOT WAIVER                      37

  SECTION 512.  CONTROL BY HOLDERS OF SECURITIES                  37

  SECTION 513.  WAIVER OF PAST DEFAULTS                           38

  SECTION 514.  WAIVER OF USURY, STAY OR EXTENSION LAWS           38

  SECTION 515.  UNDERTAKING FOR COSTS                             38

  ARTICLE SIX   THE TRUSTEE

  SECTION 601.  NOTICE OF DEFAULTS                                39

  SECTION 602.  CERTAIN RIGHTS OF TRUSTEE                         39

  SECTION 603.  NOT RESPONSIBLE FOR RECITALS OR
                    ISSUANCE OF SECURITIES                        40

  SECTION 604.  MAY HOLD SECURITIES                               40

  SECTION 605.  MONEY HELD IN TRUST                               40

  SECTION 606.  COMPENSATION AND REIMBURSEMENT                    40

  SECTION 607.  CORPORATE TRUSTEE REQUIRED ELIGIBILITY;
                  CONFLICTING INTERESTS                           41

  SECTION 608.  RESIGNATION AND REMOVAL; APPOINTMENT
                  OF SUCCESSOR                                    41

  SECTION 609.  ACCEPTANCE OF APPOINTMENT BY SUCCESSOR            43

  SECTION 610.  MERGER, CONVERSION, CONSOLIDATION
                 OR SUCCESSION TO BUSINESS                        43

  SECTION 611.  APPOINTMENT OF AUTHENTICATING AGENT               44

  ARTICLE SEVEN HOLDERS' LIST AND REPORTS BY TRUSTEE AND ISSUER

  SECTION 701.  DISCLOSURE OF NAMES AND ADDRESSES OF HOLDERS      45

  SECTION 702.  REPORTS BY TRUSTEE                                45

  SECTION 703.  REPORTS BY ISSUER                                 46

  SECTION 704.  ISSUER TO FURNISH TRUSTEE NAMES AND
                  ADDRESSES OF HOLDERS                            46

  ARTICLE EIGHT CONSOLIDATION, MERGER, SALE, LEASE
                   OR CONVEYANCE

  SECTION 801.  CONSOLIDATIONS AND MERGERS OF ISSUER AND
                 SALES, LEASES AND CONVEYANCE PERMITTED
                 SUBJECT TO CERTAIN CONDITIONS                    46

  SECTION 802.  RIGHTS AND DUTIES OF SUCCESSOR CORPORATION        47

  SECTION 803.  OFFICERS' CERTIFICATE AND OPINION OF COUNSEL      47

  ARTICLE NINE  SUPPLEMENTAL INDENTURES

  SECTION 901.  SUPPLEMENTAL INDENTURES WITHOUT
                 CONSENT OF HOLDERS                               47

  SECTION 902.  SUPPLEMENTAL INDENTURES WITH CONSENT OF HOLDERS   48

  SECTION 903.  EXECUTION OF SUPPLEMENTAL INDENTURES              49

  SECTION 904.  EFFECT OF SUPPLEMENTAL INDENTURES                 49

    SECTION 905.  CONFORMITY WITH TRUST INDENTURE ACT               50

  SECTION 906.  REFERENCE IN SECURITIES TO
                  SUPPLEMENTAL INDENTURES                         50

  SECTION 907.  NOTICE OF SUPPLEMENTAL INDENTURES                 50

  ARTICLE TEN   COVENANTS

  SECTION 1001.  PAYMENT OF PRINCIPAL, PREMIUM OR MAKE-WHOLE
                 AMOUNT, IF ANY, INTEREST AND ADDITIONAL AMOUNTS  50

  SECTION 1002.  MAINTENANCE OF OFFICE OR AGENCY                  50

  SECTION 1003.  MONEY FOR SECURITIES PAYMENTS TO BE
                   HELD IN TRUST                                  52

  SECTION 1004.  EXISTENCE                                        53

  SECTION 1005.  MAINTENANCE OF PROPERTIES                        53

  SECTION 1006.  INSURANCE                                        53

  SECTION 1007.  PAYMENT OF TAXES AND OTHER CLAIMS                53

  SECTION 1008.  PROVISION OF FINANCIAL INFORMATION.              53

  SECTION 1009.  STATEMENT AS TO COMPLIANCE                       54

  SECTION 1010.  ADDITIONAL AMOUNTS                               54

  SECTION 1011.  WAIVER OF CERTAIN COVENANTS                      55

  ARTICLE ELEVEN REDEMPTION OF SECURITIES

  SECTION 1101.  APPLICABILITY OF ARTICLE                         55

  SECTION 1102.  ELECTION TO REDEEM; NOTICE TO TRUSTEE            55

  SECTION 1103.  SELECTION BY TRUSTEE OF SECURITIES
                  TO BE REDEEMED                                  55

  SECTION 1104.  NOTICE OF REDEMPTION                             55

  SECTION 1105.  DEPOSIT OF REDEMPTION PRICE                      57

  SECTION 1106.  SECURITIES PAYABLE ON REDEMPTION DATE            57

  SECTION 1107.  SECURITIES REDEEMED IN PART                      58

  ARTICLE TWELVE SINKING FUNDS

  SECTION 1201. APPLICABILITY OF ARTICLE                          58

  SECTION 1202.  SATISFACTION OF SINKING FUND
                   PAYMENT WITH SECURITIES                        58

  SECTION 1203.  REDEMPTION OF SECURITIES FOR SINKING FUND        58

  ARTICLE
  THIRTEEN       REPAYMENT AT THE OPTION OF HOLDERS

  SECTION 1301.  APPLICABILITY OF ARTICLE                         59

  SECTION 1302.  REPAYMENT OF SECURITIES                          59

  SECTION 1303.  EXERCISE OF OPTION                               59

  SECTION 1304.  WHEN SECURITIES PRESENTED FOR REPAYMENT
                  BECOME DUE AND PAYABLE                          60

  SECTION 1305.  SECURITIES REPAID IN PART                        60

  ARTICLE
  FOURTEEN       DEFEASANCE AND COVENANT DEFEASANCE

  SECTION 1401.  APPLICABILITY OF ARTICLE; ISSUER'S OPTION
                   TO EFFECT DEFEASANCE OR COVENANT DEFEASANCE    61

  SECTION 1402.  DEFEASANCE AND DISCHARGE                         61

  SECTION 1403.  COVENANT DEFEASANCE                              61

  SECTION 1404.  CONDITIONS TO DEFEASANCE OR
                   COVENANT DEFEASANCE                            62

  SECTION 1405.  DEPOSITED MONEY AND GOVERNMENT
                  OBLIGATIONS TO BE HELD IN TRUST; OTHER
                  MISCELLANEOUS PROVISIONS                        63

  ARTICLE
  FIFTEEN        MEETINGS OF HOLDERS OF SECURITIES

  SECTION 1501.  PURPOSES FOR WHICH MEETINGS MAY BE CALLED        64

  SECTION 1502.  CALL, NOTICE AND PLACE OF MEETINGS               64

  SECTION 1503.  PERSONS ENTITLED TO VOTE AT MEETINGS             64

  SECTION 1504.  QUORUM; ACTION                                   64

  SECTION 1505.  DETERMINATION OF VOTING RIGHTS; CONDUCT AND
                  ADJOURNMENT OF MEETINGS                         65

  SECTION 1506.  COUNTING VOTES AND RECORDING ACTION OF MEETINGS  66

    SECTION 1507.  EVIDENCE OF ACTION TAKEN BY HOLDERS              66

  SECTION 1508.  PROOF OF EXECUTION OF INSTRUMENTS                66

  ARTICLE
  SIXTEEN        SECURITIES IN FOREIGN CURRENCIES

  SECTION 1601.  APPLICABILITY OF ARTICLE                         67

  EXHIBIT T3C.1

                             CRIIMI MAE INC.
                                 AND
                  STATE STREET BANK AND TRUST COMPANY
                              as Trustee

            -----------------------------------------------


                       FIRST SUPPLEMENTAL INDENTURE

                      Dated as of November 21, 1997


            -----------------------------------------------

            Supplement to Indenture dated as of November 21, 1997

                     FIRST SUPPLEMENTAL INDENTURE

       FIRST SUPPLEMENTAL INDENTURE, dated as of November 21, 1997, between CRIIMI MAE INC., a Maryland corporation (hereinafter called the "Company"), having its principal office at 11200 Rockville Pike, Rockville, Maryland 20852, and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (hereafter called the "Trustee"), having a Corporate Trust Office at Two International Place, Financial Services, Corporate Trust Department, Boston, Massachusetts 02110, as Trustee under the Indenture (as hereinafter defined).

                                  RECITALS

       WHEREAS, the Company and the Trustee have as of November 21, 1997 entered into an Indenture, (hereinafter called the "Indenture") providing for the issuance by the Company from time to time of its senior debt securities evidencing its unsecured and unsubordinated indebtedness (the "Securities") (all capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Indenture);

       WHEREAS, no Securities have been issued under the Indenture;

       WHEREAS, the Company desires to issue one series of senior debt securities under the Indenture, the "Notes" (as defined below), and has duly authorized the creation of the Notes and the execution and delivery of this First Supplemental Indenture to modify the Indenture and provide certain additional provisions as hereinafter described;

       WHEREAS, in accordance with Section 901(g) of the Indenture, the Company and the Trustee are authorized and permitted to amend and supplement the Indenture as set forth herein, without the consent of any Holder, and all requirements set forth in Article Nine to make this First Supplemental Indenture effective have been satisfied; and

       WHEREAS, the Company and the Trustee deem it advisable to enter into this First Supplemental Indenture for the purposes of establishing the terms of the Notes and providing for the rights, obligations and duties of the Trustee with respect to the Notes;

       NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

       For and in consideration of the mutual premises and agreements herein contained, the Company and the Trustee covenant and agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

                              ARTICLE ONE

                          CREATION OF THE NOTES

       SECTION 1.01. DESIGNATION OF SERIES. Pursuant to the terms hereof and Sections 201 and 301 of the Indenture, the Company hereby creates a series of its Notes known as the "9 1/8 percent Notes due 2002," which Notes shall be deemed "Securities" for all purposes under the Indenture.

       SECTION 1.02. FORM OF NOTES. The definitive form of the Notes shall be substantially in the form set forth in Exhibit A attached hereto, which is incorporated herein and made part hereof. The Notes shall bear interest, be payable and have such other terms as are stated in the form of definitive Note or in the Indenture, as supplemented by this First Supplemental Indenture.

       SECTION 1.03. LIMIT ON AMOUNT OF SERIES. The Notes shall not exceed $100,000,000 in aggregate principal amount, and may, upon the execution and delivery of this First Supplemental Indenture or from time to time thereafter, be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver said Notes to or upon the written order of the Company, signed by its Chairman of the Board, President or a Vice President and by its Chief Financial Officer, Treasurer or an Assistant Treasurer or its Secretary or an Assistant Secretary, without further action by the Company.

       SECTION 1.04. CERTIFICATE OF AUTHENTICATION. The Trustee's certificate of authentication to be borne on the Notes shall be substantially as provided in the Indenture.

                                 ARTICLE TWO

                 APPOINTMENT OF THE TRUSTEE FOR THE NOTES

       SECTION 2.01. APPOINTMENT OF TRUSTEE. Pusuant and subject to the Indenture, the Company and the Trustee hereby constitute the Trustee as trustee to act on behalf of the Holders of the Notes, and as the principal Paying Agent and Security Registrar for the Notes, effective upon execution and delivery of this First Supplemental Indenture. By execution, acknowledgment and delivery of this First Supplemental Indenture, the Trustee hereby accepts appointment as trustee, Paying Agent and Security Registrar with respect to the Notes, and agrees to perform such trusts upon the terms and conditions in the Indenture and in this First Supplemental Indenture set forth.

       SECTION 2.02. RIGHTS, POWERS, DUTIES AND OBLIGATIONS OF THE TRUSTEE. Any rights, powers, duties and obligations by any provisions of the Indenture conferred or imposed upon the Trustee shall, insofar as permitted by law, be conferred or imposed upon and exercised or performed by the Trustee with respect to the Notes.

                                ARTICLE THREE
                                 DEFINITIONS

      So long as any of the Notes are Outstanding, the following definitions shall be applicable to the Notes, be included as defined as terms for all purposes under the Indenture with respect to the Notes and, to the extent inconsistent with the definition of such term contained in Section 101 of the Indenture, shall replace such definition for purposes of the Notes:"Acquired Debt" means Debt of a Person (a) existing at the time such Person becomes a Restricted Subsidiary or (b) assumed in connection with the acquisition of assets from such Person, in each case other than Debt incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary.

       "Adjusted Consolidated Net Income" means Consolidated Net Income, adjusted by excluding, without duplication, (a) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto);
  (b) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business; (c) the portion of net income (or loss) of any Person (other than the Company or a Restricted Subsidiary) in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash dividends or distributions during such period;
  (d) the net income (or loss) of any Person combined with the Company or any Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination and (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is not at the date of determination permitted, directly or indirectly, by operation of the
  terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its stockholders.

       "Adjusted Debt to Capital Ratio" means the ratio of (a) total Debt of the Company and its Restricted Subsidiaries on a consolidated basis less (i) Match Funded Debt and (ii) nonrecourse Debt of any Restricted Subsidiary that is not consolidated with the Company on its financial statements in accordance with GAAP to (b) Consolidated Net Worth.

       "Adjusted Earnings Available for Fixed Charges" is defined as the sum of
  (1) Adjusted Consolidated Net Income; plus (2) Consolidated Interest Expense, adjusted by excluding Match Funded Fixed Charges, plus (3) Consolidated Income Tax Expense, plus (4) Consolidated Noncash Items.

       "Adjusted Fixed Charges" means the amount which is expensed in any period for Consolidated Interest Expense of the Company and its Restricted Subsidiaries, Preferred Stock dividends of the Company (other than dividends paid in shares of Qualified Capital Stock) declared and paid or payable during such period and accrued Redeemable Capital Stock dividends of the Company and its Restricted Subsidiaries for such period, whether or not declared or paid, adjusted by subtracting Match Funded Fixed Charges.

       "Affiliate" means, with respect to any specified Person (a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (b) any other Person that owns, directly or indirectly, 10 percent or more of such specified Person's Capital Stock or any executive officer or director of any such specified Person or other Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

       "Average Life" means, as of the date of determination with respect to any Debt, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Debt multiplied by (ii) the amount of each such principal payment, by (b) the sum of all such principal payments.

       "Capital Stock" means, with respect to any Person, any and all shares, interests, partnership interests, participations, rights in or other equivalents (however designated) of such Person's equity, including any Preferred Stock, and any rights (other than debt securities convertible into or exchangeable or exercisable for such equity), warrants or options exchangeable or exercisable for or convertible into such equity, whether now outstanding or issued after the Issue Date.

       "Cash Equivalents'' means (a) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed or insured by the
    United States Government or any agency thereof; (b) certificates of deposit,
  bankers acceptances and Eurodollar time deposits with maturities of one year or less from the date of acquisition and overnight bank deposits of any commercial bank having capital and surplus in excess of $500,000,000;
  (c) commercial paper of a domestic issuer rated at least A-l by S&P or P-l by Moody's; (d) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A2 by Moody's; or (e) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (d) of this definition.

       "Change of Control" means the occurrence of any of the following events:
  (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act of 1934, as amended (the "Exchange Act")), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40 percent of the total outstanding Voting Stock of the Company; (b) the Company consolidates with, or merges with or into, another Person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction (i) where the outstanding Voting Stock of the Company is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company) or is converted into or exchanged for (A) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation and/or (B) cash, securities and other property (other than Capital Stock of the entity surviving such transaction) in an amount that could be paid by the Company as a Restricted Payment as described in Section 5.01 hereof (as such amount shall be treated as a Restricted Payment subject to the provisions of the Notes as described in Section 5.01 hereof and (ii) where
  immediately after such transaction, no   person'' or "group" (as such terms
  are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 40 percent or more of the total outstanding Voting Stock of the surviving or transferee corporation;
  (c) Continuing Directors shall at any time cease to constitute a majority of the Board of Directors of the Company; or (d) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described in Article Seven.

         "CMBS'' means collateralized mortgage backed securities.

       "Consolidated Income Tax Expense'' for any period means the provision for federal, state, local and foreign income taxes of the Company and all Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

       "Consolidated Interest Expense" means, for any period, and without duplication, all interest (including the interest component of rentals on leases reflected in accordance with GAAP as capitalized leases on the consolidated balance sheet of the Company and its Restricted Subsidiaries, letter of credit fees, Interest Rate Agreement fees, commitment fees and other like financial charges) and all amortization of debt discount on all Debt (including, without limitation, payment in kind, zero coupon and other securities) of the Company and its Restricted Subsidiaries, determined in accordance with GAAP less interest expense attributable to nonrecourse Debt of any Restricted Subsidiary that is not consolidated with the Company on its financial statements in accordance with GAAP; provided that (x) the Consolidated Interest Expense attributable to interest on any Debt computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of the Company, a fixed or floating rate of interest, shall be computed by applying at the option of the Company, either the fixed or floating rate, and (y) in making such computation, the Consolidated Interest Expense attributable to interest on any Debt under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Debt during the applicable period.

       "Consolidated Net Income'' for any period means the amount of net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

      "Consolidated Net Worth" means, at any date of determination, the consolidated stockholders' equity (excluding Redeemable Capital Stock or treasury stock) of the Company and any Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP.

       "Consolidated Noncash Items" means, for any period, the aggregate depreciation, amortization and other noncash items (including noncash interest expense) of the Company and any Restricted Subsidiary reducing or increasing Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP (excluding any such noncash charge if and to the extent that the Company has made or shall, under GAAP, be required to be made an accrual of or reserve for cash charges for any future period).

       "Continuing Directors'' shall mean, collectively, (i) all members of the Board of Directors of the Company on the Issue Date and (ii) all members of the Board of Directors of the Company who assume office after the Issue Date and whose nomination for election by the Company's shareholders was approved by a majority of the directors then in office whose nomination for election was previously so approved.

       "Debt" of any Person means, without duplication, any indebtedness of such Person, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by such Person, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services except any such balance that constitutes an accrued expense or trade payable, (iv) all obligations under or in respect of Interest Rate Agreements, (v) all Debt referred to in the preceding clauses, of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holders of such Debt have an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to property owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt (the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset (as determined in good faith by the Company's Board of Directors whose determination shall be conclusive) or the amount of the obligation so secured), (vi) any lease of property by such Person as lessee which is reflected in such Person's consolidated balance sheet as a capitalized lease in accordance with GAAP, (vii) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends (for purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Debt shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock), (viii) all guarantees by such Person of Debt referred to in this definition of any other Person or (ix) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any Debt of the types referred to in clauses (i) through (viii) above, (it being understood that "Debt" shall be deemed to be incurred by the Company and its Restricted Subsidiaries on a consolidated basis whenever the Company and its Restricted Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof; Debt of a Restricted Subsidiary of the Company existing prior to the time it became a Restricted Subsidiary of the Company shall be deemed to be incurred upon such Restricted Subsidiary's becoming a Restricted Subsidiary of the Company; and Debt of a person existing prior to a merger or consolidation of such person with the Company or any Restricted Subsidiary of the Company in which such person is the successor to the Company or such Restricted Subsidiary shall be deemed to be incurred upon the consummation of such merger or consolidation); provided, however that the term Debt shall not include any such indebtedness that has been the subject of an "in substance" defeasance in accordance with GAAP.

       "DTC" means The Depository Trust Company.

       "Global Note" means a Note in book-entry form registered in the name of DTC or its nominee or in the name of any successor depositary for the Notes or any nominee of such successor.

       "Government Insured Mortgage Assets" means interests in mortgages that are insured or guaranteed by the U.S. Government or its agencies and are secured by multifamily housing complexes located throughout the United States.

       "Interest Rate Agreements" means interest rate protection agreements in the form of a swap, cap, collar, floor, rate lock, or similar agreement designed to protect against or manage exposure to fluctuations in interest rates relating to any floating rate Debt of the Company or its Subsidiaries.

       "Investment" means, with respect to any Person, any direct or indirect advance, loan or other extension of credit or capital contribution to (by means of a transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Debt issued or owned by, any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. For purposes of the definition of "Unrestricted Subsidiary" and Article Six hereof,
  (i) "Investment" shall include the fair market value of the assets (net of liabilities) of any Restricted Subsidiary of the Company at the time that such Restricted Subsidiary of the Company is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company and (ii) any property transferred to or from any Person shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith.

       "Issue Date" means the date the Notes are first authenticated and delivered under the Indenture.

       "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property owned on the Issue Date or thereafter assigned.

       "Make-Whole Amount" means, in connection with any optional redemption of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (ii) the aggregate principal amount of the Notes being redeemed.

       "Match Funded Debt" means Debt of a special purpose, bankruptcy remote Restricted Subsidiary as to which no recourse exists either to the Company or any other Restricted Subsidiary, on which (i) the principal amortization and maturity of such Debt are based upon the aggregate principal amortization and maturity of a like or greater amount of the funded assets, and (ii) the interest rate of such Debt is at a fixed rate; provided, however, that the interest rate of such Debt may be at a floating rate if (x) the funded assets include adjustable rate assets or (y) the funded assets have been effectively swapped under an Interest Rate Agreement.

       "Match Funded Fixed Charges" means interest expenses relating to any Match Funded Debt.

       "Moody's" means Moody's Investors Service, Inc. and its successors.

       "Mortgage" means a mortgage or deed of trust on real property which has been improved by a completed single or multifamily dwelling unit or commercial real estate property.

       "Mortgage Loan" means a Mortgage Note and the related Mortgage.

       "Mortgage Note" means a promissory note which has a term not exceeding 30 years evidencing a loan or advance which is secured by a Mortgage.

       "Mortgage Warehouse Debt" means Debt of any Person under any warehouse line of credit, mortgage loan repurchase agreement or similar facility or under any commercial paper program (a) that is incurred for the purpose of funding the origination or purchase of Mortgage Loans or Mortgage Notes that are intended to be sold to investors or securitized, (b) that in the case of any warehouse line of credit or similar facility is, or, in the case of any commercial paper program, the letters of credit or revolving credit facility providing credit enhancement or liquidity backup for such commercial paper program are, secured by Mortgage Loans, Mortgage Notes, CMBS or any combination thereof owned by such Person[, and] (c) the outstanding amount of which shall not exceed 100 percent of the principal amount of the Mortgage Loans, Mortgage Notes or CMBS securing such Debt.

       "Net Cash Proceeds'' means, with respect to any issuance or sale of Capital Stock, or debt securities that have been converted into or exchanged for Capital Stock, the proceeds of such issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, net of attorney's fees, accountant's fees and brokerage, consulting, underwriting and other fees and expenses, actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

       "Paying Agent'' means any Person authorized by the Company to make payments of principal, premium or interest with respect to the Notes on behalf of the Company.

       "Permitted Holders" means William B. Dockser and H. William Willoughby and trusts controlled by either of them, CRI, Inc. and its successors, and Affiliates of each of the foregoing.

       "Permitted Indebtedness'' means:

       (a)    Debt of the Company pursuant to the Notes;
       (b) Debt of the Company or any Restricted Subsidiary outstanding on the date of the Indenture and listed on a schedule thereto, other than any Debt described in any other paragraph of this definition;
       (c) Debt of the Company owing to any Wholly Owned Restricted Subsidiary; provided that any Debt of the Company owing to any such Restricted Subsidiary is made pursuant to an intercompany note and is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, upon acceleration or otherwise) to the payment and performance of the Company's obligations under the Notes; provided further, that any disposition, pledge or transfer of any such Debt to a Person (other than a disposition, pledge or transfer to another Wholly Owned Restricted Subsidiary) shall be deemed to be an incurrence of such Debt by the Company not permitted by this clause (c);
       (d) Debt of a Wholly Owned Restricted Subsidiary owing to the Company or to another Wholly Owned Restricted Subsidiary of the Company; provided that any such Debt is made pursuant to an unsubordinated intercompany note; provided, further, that (i) any disposition, pledge or transfer of any such Debt to a Person (other than a disposition, pledge or transfer to the Company or another Wholly Owned Restricted Subsidiary) shall be deemed to be an incurrence of such Debt by such Wholly Owned Restricted Subsidiary not permitted by this clause (d) and (ii) any transaction pursuant to which any Wholly Owned Restricted Subsidiary, which is owed Debt by any other Restricted Subsidiary, ceases to be a Wholly Owned Restricted Subsidiary shall be deemed to be an incurrence of such Debt not permitted by this clause (d);
       (e) repurchase agreements (including "gestation" repurchase transactions) entered into in the ordinary course of the mortgage banking business; provided that the aggregate payment obligations under all such repurchase agreements at any time outstanding shall not exceed 70 percent of the amount equal to (i) the aggregate amortized
              cost of all Mortgage Loans, Government Insured Mortgage Assets and CMBS owned by the Company and its Restricted Subsidiaries less
              (ii) the principal amount of Match Funded Debt;
       (f) the endorsement of negotiable instruments by the Company or any Restricted Subsidiary for deposit or collection or similar transactions in the ordinary course of business;
       (g) unsecured Debt of the Company under one or more bank credit agreements in an amount outstanding at any one time of up to $75 million;
       (h) Debt under Interest Rate Agreements, provided that such agreements relate to Debt permitted pursuant to Section 5.02 hereof and provided that such agreements have a notional amount no greater than the payments due with respect to the Debt being hedged thereby and such agreements are not for purposes of speculation;
       (i)    Match Funded Debt;
       (j) Debt incurred by the Company in an amount not to exceed $25 million pursuant to a secured facility for the purpose of financing the purchase of real property or Mortgage Loans;
       (k) Servicing Secured Indebtedness in an amount not to exceed $50 million at any time outstanding;
       (l)    Mortgage Warehouse Debt;
       (m) Debt of the Company or any Restricted Subsidiary not otherwise permitted to be incurred pursuant to clauses (a) through (1) above which, together with any other outstanding Debt incurred pursuant to this clause (m) has an aggregate principal amount not in excess of $10 million at any time outstanding; and
       (n) any renewals, extensions, substitutions, refinancings or replacements (each, for purpose of this clause, a "refinancing") of any Debt described in clauses (a) and (b) of this definition, including any successive refinancings, so long as (i) any such new Debt shall be in a principal amount that does not exceed the principal amount (or, if such Debt being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced or the amount of any premium actually paid at such time to refinance the Debt as determined by the Company in good faith, plus, in either case, the amount of reasonable expenses incurred in connection with such refinancing, (ii) (A) if such new Debt has an Average Life to Stated Maturity shorter than that of the Notes or a final Stated Maturity earlier than the final Stated Maturity of the Notes, such new Debt shall have an Average Life no shorter than the remaining Average Life of the Debt so refinanced and a final Stated Maturity no earlier than the final Stated Maturity of the Debt so renewed, extended, substituted, refinanced or replaced or
             (B) in all other cases, the Stated Maturity of principal (or any required repurchase, redemption or sinking fund payments) of such new Debt shall be on or after the final Stated Maturity or principal of the Notes; and (iii) in the case of any refinancing of Subordinated Debt, such new Debt is made subordinate to the Notes at least to the same extent as the Debt being refinanced, provided that Debt of the Company may not be refinanced by Debt of any Subsidiary of the Company pursuant to this clause (n).

       "Permitted Investments" means any of the following:

       (a)     Investments in Cash Equivalents;
       (b) Investments in the Company or any Wholly Owned Restricted Subsidiary engaged in the commercial mortgage business;
       (c) intercompany Indebtedness to the extent permitted under clauses (c) and (d) of the definition of Permitted Indebtedness;
       (d) negotiable instruments held for deposit or collection in the ordinary course of business, except to the extent that they would constitute Investments in Affiliates;

       (e) Investments in stock, obligations or securities received in settlement of debts owing to the Company or a Restricted Subsidiary as a result of foreclosure, perfection or enforcement of any Lien, in each case in the ordinary course of business;
       (f) travel, moving and other advances made to officers, employees and consultants in the ordinary course of business;
       (g) Investments by the Company or any Restricted Subsidiary in another Person, if as a result of such Investment (i) such other Person becomes a Wholly Owned Restricted Subsidiary or (ii) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary;
       (h) Investments in any special purpose, bankruptcy remote Restricted Subsidiary formed to incur Match Funded Debt pursuant to clause (i) of the definition of "Permitted Indebtedness";
       (i) Investments in Mortgage Loans, CMBS, interest only strips, Government Insured Mortgage Assets, mortgage servicing rights and Interest Rate Agreements, including short-term Investments in escrow accounts established in connection with the origination of Mortgage Loans intended for securitization, in each case made in the ordinary course of business;
       (j) so long as the Company could incur at least $1.00 of Debt (other than Permitted Indebtedness) pursuant to Section 5.02 hereof, Investments in an amount not to exceed $40 million at any time outstanding in any Person engaged in the commercial mortgage business as long as the Company would own a majority of the Voting Stock and a majority of the value of economic interests in such Person; and
       (k) so long as the Company could incur at least $1.00 of Debt (other than Permitted Indebtedness) pursuant to Section 5.02 hereof, Investments in an amount not to exceed $10 million at any time outstanding in any Person engaged in the real estate business as long as the Company would own a majority of the Voting Stock and a majority of the value of the economic interests in such Person.

        "Person" means any individual, corporation, partnership, business trust, joint venture, association, joint stock company, trust, unincorporated organization, real estate investment trust, limited liability company or other entity, or government or any agency or political subdivision thereof.

       "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock, whether now outstanding, or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

       "Qualified Capital Stock" means any and all Capital Stock of such Person other than Redeemable Capital Stock.

       "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

       "Reinvestment Rate" means 0.375 percent plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Company.

       "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated as an "Unrestricted Subsidiary." On the Issue Date, all Subsidiaries of the Company will be Restricted Subsidiaries.

       "S&P" means Standard and Poor's Rating Services, a division of the McGraw-Hill Companies and its successors.

       "Servicing Rights" means, at any date of determination, the mortgage loan servicing rights and related receivables owned by the Company and its Restricted Subsidiaries.

       "Servicing Secured Indebtedness'' means, Debt of the Company or its Restricted Subsidiaries under any agreement or facility, other than Mortgage Warehouse Debt, that is secured by, among other things, a first priority security interest in Servicing Rights, and is advanced in an amount not to exceed the value of such Servicing Rights.

       "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1934, as amended, as such Regulation is in effect on the date of the Indenture.

       "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

       "Statistical Release'' means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

       "Subordinated Indebtedness" means Indebtedness of the Company that is expressly subordinated in right of payment to the Notes.

       "Subsidiary" means a Person a majority of the voting power of the voting equity securities, or a majority of the value of the equity interests, of which are owned, directly or indirectly, by the Company and/or by one or more Subsidiaries of the Company.

       "Unrestricted Subsidiary" means any Subsidiary of the Company that the Company has classified as an "Unrestricted Subsidiary" and that has not been reclassified as a Restricted Subsidiary, pursuant to the terms of the Indenture.

       "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, trustees or other voting members of the governing body of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

       "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary of the Company of which 100 percent of Capital Stock is owned, directly or indirectly, by the Company or another Wholly Owned Restricted Subsidiary of the Company, including CRIIMI MAE Services Limited Partnership.

                               ARTICLE FOUR
                            EVENTS OF DEFAULT

       SECTION 4.01. ADDITIONAL EVENT OF DEFAULT. Pursuant to Section 301(16) of the Indenture, so long as any of the Notes are Outstanding, the following event shall replace Section 501(c) of the Indenture as an Event of Default with respect to the Notes:"A default in the performance, or breach, of the provisions described in Article Seven of the First Supplemental Indenture or the failure to make or consummate a Change of Control Offer in accordance with the provisions of Section 5.07 of the First Supplemental Indenture."Section

       4.02. NOTICE OF DEFAULT OR EVENT OF DEFAULT. The Company shall deliver written notice to the Trustee within 30 calendar days after any executive officer of the Company becomes aware of the occurrence of any event which constitutes, or with the giving of notice or the lapse of time or both would constitute, a Default or Event of Default, describing such Default or Event of
    Default, its status and what action the Company is taking or proposes to take
  with respect thereto.

                             ARTICLE FIVE

                       COVENANTS OF THE COMPANY

       Pursuant to Section 301(16) of the Indenture, so long as any of the Notes are Outstanding, the Company covenants and agrees, in addition to the covenants and agreements contained in Article Ten of the Indenture, as follows:

       SECTION 5.01. LIMITATION ON RESTRICTED PAYMENTS. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, take any of the following actions:(i)declare, pay or set apart any funds for the payment of any dividend on, or make any distribution to holders of, any Capital Stock of the Company (other than dividends or distributions to the extent payable in Qualified Capital Stock or in options, warrants or other rights to acquire such shares of Qualified Capital Stock of the Company);
  (ii)repurchase, redeem or otherwise acquire or retire for value, directly or indirectly, any Capital Stock of the Company or any Restricted Subsidiary of the Company (other than shares of Capital Stock of any Wholly Owned Restricted Subsidiary) or any options, warrants or other rights to acquire such shares of Capital Stock;(iii) declare, pay or set apart any funds for the payment of any dividend on, or make any distribution on any shares of Capital Stock of any Restricted Subsidiary to any Person (other than with respect to any shares of Capital Stock held by the Company or any Wholly Owned Restricted Subsidiary and other than pro rata dividends or distributions on a class of Capital Stock of any Restricted Subsidiary the majority of which is owned by the Company or a Wholly Owned Restricted Subsidiary; provided that no Restricted Subsidiary shall declare or pay such pro rata dividend or distribution on its Capital Stock (other than to the Company or a Wholly Owned Restricted Subsidiary) at a time when it has outstanding Debt owed to the Company or a Wholly Owned Restricted Subsidiary);(iv) make any principal payment on, or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness; or(v) make any Investment in any Person, including an Unrestricted Subsidiary, other than a Permitted Investment;(each of the foregoing actions described in clauses (i) through (v) above, other than any such action that is a Permitted Payment (as defined below), is referred to herein as a "Restricted Payment"), unless immediately after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution), (1) no Default or Event of Default shall have occurred and be continuing, (2) the Company could incur at least $1.00 of additional Debt (other than Permitted Indebtedness) pursuant to Section 5.02 hereof; and
  (3) the aggregate amount of all such Restricted Payments by the Company and its Restricted Subsidiaries declared or made after the Issue Date does not exceed the sum of:(A) (i) so long as the Company maintains its status as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), 100 percent of the "real estate investment trust taxable income" of the Company as determined under Section 857(b)(2) of the Code or any successor provision computed prior to taking into account any deductions allowed pursuant to
    Section 857(b)(2) of
  the Code and computed after giving effect to any net deficit in "real estate investment trust taxable income" for prior years, whether or not such deficit is deductible as a net operating loss carryforward for the year of determination, accrued on a cumulative basis during the period commencing on October 1, 1997 and ending on the last day of the Company's most recent fiscal quarter ending prior to the date of such Restricted Payment or (ii) in the event the Company no longer qualifies as a REIT under the Code, the sum of
  (a) 50 percent of the aggregate cumulative Adjusted Consolidated Net Income (or if such aggregate cumulative Adjusted Consolidated Net Income shall be a loss, minus 100 percent of such loss) accrued on a cumulative basis during the period commencing on the first day of the fiscal quarter following the failure of the Company to qualify as a REIT under the Code and ending on the last day of the Company's most recent fiscal quarter ending prior to the date of such Restricted Payment, and (b) 100 percent of any cumulative amount available under clause (i) above for the period commencing October 1, 1997 and ending on the last day of the Company's most recent fiscal quarter ending prior to the failure of the Company to qualify as a REIT under the Code (or minus 100 percent of any such amount if a deficit); plus(B) the aggregate of the Net Cash Proceeds received by the Company after October 1, 1997 from the issuance or sale (other than to any of its Restricted Subsidiaries) of Qualified Capital Stock of the Company (including upon the exercise of options, warrants or rights) or warrants, options or rights to purchase shares of Qualified Capital Stock of the Company; plus(C) the aggregate of the Net Cash Proceeds received by the Company after October 1, 1997 from the issuance or sale (other than to any of its Restricted Subsidiaries) of any debt securities or Redeemable Capital Stock that is subsequently converted into or exchanged for Qualified Capital Stock of the Company plus (without duplication) any additional Net Cash Proceeds received by the Company at the time of such conversion or exchange; plus(D) 100 percent of the net reduction in Investments, subsequent to the Issue Date, in any Person, resulting from payments of interest on Debt, dividends, repayments of loans or advances, or other transfers of property (but only to the extent such interest, dividends, repayments or other transfers of property are not included in the calculation of "real estate investment trust taxable income" or Adjusted Consolidated Net Income, as the case may be), in each case to the Company or any Restricted Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of
    Investments''), not to exceed in the case of any Person the amount of Investments in such Person which were made subsequent to the Issue Date by the Company or any Restricted Subsidiary and which were treated as a Restricted Payment; plus(E) $15 million.

       (b) Notwithstanding paragraph (a) above, the Company and any Restricted Subsidiary may take the following actions so long as (with respect to clauses (ii), (iii), (iv) and (v)) no Default or Event of Default shall have occurred and be continuing (each being referred to as a "Permitted Payment"):

       (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date such declaration complied with the provisions of paragraph (a) above and such payment shall be deemed to have been paid on such date of declaration for purposes of the calculation required by the foregoing paragraph

               (a);(ii) the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company in exchange for, or out of the Net Cash Proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company;(iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness in exchange for, or out of the Net Cash Proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company; and(iv) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness (referred to herein as the
              "Subordinated Indebtedness being refinanced") in exchange for, or out of the Net Cash Proceeds of a substantially concurrent incurrence (other than to a Restricted Subsidiary) of, Subordinated Indebtedness of the Company so long as (A) the principal amount of such new Subordinated Indebtedness does not exceed the principal amount (or, if such Subordinated Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Subordinated Indebtedness being refinanced, plus the amount of any stated premium (including any Make-Whole Amount) required to be paid in connection with such refinancing pursuant to the terms of the Subordinated Indebtedness being refinanced or the amount of any premium actually paid at such time to refinance the Subordinated Indebtedness as determined in good faith as being necessary by the Company, plus, in either case, the amount of reasonable expenses of the Company incurred in connection with such refinancing, (B) such new Subordinated Indebtedness is subordinated to the Notes to the same extent as the Subordinated Indebtedness being refinanced and (C) (1) if the Subordinated Indebtedness being refinanced has an Average Life to Stated Maturity shorter than that of the Notes or a final Stated Maturity earlier than the final Stated Maturity of the Notes, such new Subordinated Indebtedness shall have an Average Life to Stated Maturity no shorter than the Average Life to Stated Maturity of such refinanced Subordinated Indebtedness and a final Stated Maturity no earlier than the final Stated Maturity of such refinanced Subordinated Indebtedness or (2) in all other cases, each Stated Maturity of principal (or any required repurchase, redemption or sinking fund payments) of such new Subordinated Indebtedness shall be on or after the final Stated Maturity or principal of the Notes; (v) make any distribution which is necessary to maintain the Company's status as a REIT under the Code; and (vi) the repurchase, redemption or other acquisition or retirement for value of shares of Voting Stock of any Restricted Subsidiary owned by Persons in an amount not to exceed 5 percent of the
               economic interest of such Restricted Subsidiary.The actions described in clauses (i), (ii), (iii) and (v) of this paragraph
                 (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a) and that the actions described in clauses (iv) and (vi) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a).(c) Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the required calculations were computed.

       SECTION 5.02. LIMITATIONS ON INCURRENCE OF DEBT. The Company will not, and will not permit any Restricted Subsidiary to, incur any Debt (including Acquired Debt), other than Permitted Indebtedness, provided that the Company may incur Debt if at the time of such incurrence either (a) the ratio of Adjusted Earnings Available for Fixed Charges to Adjusted Fixed Charges for the period consisting of the four full consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred (after giving pro forma effect to (i) the incurrence of such Debt and (if applicable) the application of the net proceeds therefrom, including to refinance other Debt, as if such Debt was incurred, and the application of such proceeds occurred, on the first day of such four-quarter period, (ii) the incurrence, repayment or retirement of any other Debt by the Company and its Restricted Subsidiaries since the first day of such four-quarter period as if such Debt was incurred, repaid or retired on the first day of such four-quarter period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such four-quarter period), and
  (iii) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries (including the operations thereof), as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition occurred on the first day of such four-quarter period) shall have been (x) greater than
  1.75 to 1 for the period from the Issue Date to the date that is 18 months following the Issue Date and (y) greater than 2.0 to 1 thereafter or (b) the Adjusted Debt to Capital Ratio on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom as of the end of the quarter most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 2.0 to 1.

       SECTION 5.03. LIMITATION ON AFFILIATE TRANSACTIONS. The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property, any employee compensation arrangements or the rendering of any service) with any Affiliate of the Company or any Affiliate of any of the Company's Restricted Subsidiaries unless the terms thereof (i) are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's length dealings with a Person who is not such an Affiliate, (ii) if such transaction involves an amount in excess
  of $5 million, (a) are set forth in writing and (b) have been approved by resolution adopted by a majority of the members of the Company's or such Restricted Subsidiary's board of directors having no personal stake in such transaction and (iii) if such transaction involves an amount in excess of $15 million, have been determined (as set forth in a written opinion) by a nationally recognized investment banking firm (or, if nationally recognized investment banking firms do not customarily render opinions with respect to transactions of such type, by a nationally recognized expert with experience in evaluating the terms and conditions of transactions of such type) to be fair, from a financial point of view, to the Company or such Restricted Subsidiary, as the case may be, and the Company shall have delivered to the Trustee the writings, resolutions and/or opinions, as the case may be, required by clauses (ii) and (iii) of this sentence.

       The provisions of the foregoing paragraph shall not apply to
  (i) transactions between or among the Company and any of its Wholly Owned Restricted Subsidiaries or between or among Wholly Owned Restricted Subsidiaries of the Company, (ii) any Restricted Payment or Permitted Payment permitted to be made under Section 5.01 hereof, (iii) customary directors fees and indemnities, (iv) the purchase of any CMBS, Mortgage Loans or servicing rights for Mortgage Loans by the Company or any of its Restricted Subsidiaries in the ordinary course of the Company's or such Restricted Subsidiary's business, (v) any issuance of securities or other payments, compensation, benefits, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company, (vi) the grant of stock options or similar rights to employees and directors of the Company or any of its Restricted Subsidiaries pursuant to plans approved by the Board of Directors of the Company and (vii) the payment of advisory and subadvisory fees to the Company or any Restricted Subsidiary from American Insured Mortgage Investors, American Insured Mortgage Investors L.P.-Series 85, American Insured Mortgage Investors L.P.-Series 86 and American Insured Mortgage Investors L.P.-Series 88.

       SECTION 5.04. LIMITATION ON THE ISSUANCE OR SALE OF CAPITAL STOCK. The Company will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Company or a Restricted Subsidiary) and shall not permit any Person (other than the Company or a Restricted Subsidiary) to own any Capital Stock of any Restricted Subsidiary; provided, however, that the foregoing shall not prohibit (a) the issuance and sale of all, but not less than all, of the issued and outstanding Capital Stock of any Restricted Subsidiary owned by the Company or any Restricted Subsidiary in accordance with the provisions of the Indenture or (b) Capital Stock of a Restricted Subsidiary issued and outstanding on the Issue Date and held by Persons other than the Company or any Restricted Subsidiary or (c) the issuance or sale of Capital Stock of a Restricted Subsidiary to Persons other than the Company or a Restricted Subsidiary in the event that, upon the advice of counsel, the Board of Directors of the Company determines that such issuance or sale is necessary or advisable to maintain the Company's status as a REIT, provided, however, that the Company or a Restricted Subsidiary continues to own at least 95 percent of the economic interest of such Restricted Subsidiary.

       SECTION 5.05. LIMITATION ON THE PLEDGE OF CAPITAL STOCK. The Company will not, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on or with respect to any of the Capital Stock of any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon without making effective provision for securing the Notes (x) equally and ratably with such Debt as to such property for so long as such Debt will be so secured or (y) in the event such Debt is Subordinated Indebtedness, prior to such Debt as to such property for so long as such Debt will be so secured.

       SECTION 5.06. BUSINESS ACTIVITIES. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business, except as set forth in clause (k) of the definition of "Permitted Investments," other than in the usual and ordinary course of the commercial mortgage business and other than which is consistent with the industry standards in the commercial mortgage industry.

       SECTION 5.07. PURCHASE OF NOTES UPON A CHANGE OF CONTROL. (a) If a Change of Control shall occur at any time, then each Holder of Notes shall have the right to require that the Company purchase such Holder's Notes, in whole or in part in integral multiples of $1,000, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101 percent of the principal amount thereof, plus accrued interest, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the offer described below (the "Change of Control Offer") and the other procedures set forth in this Section 5.07.

       (b) Within 30 calendar days of the date of any Change of Control, the Company, or the Trustee at the request and expense of the Company, shall send to each Holder by first class mail, postage prepaid, a notice prepared by the Company stating:

       (i) that a Change of Control has occurred and a Change of Control offer is being made pursuant to this Section 5.07, and that all Notes that are timely tendered will be accepted for payment;
       (ii) the Change of Control Purchase Price and the Change of Control Purchase Date, which date shall be a date occurring no earlier than 30 calendar days nor later than 60 calendar days subsequent to the date such notice is mailed;
      (iii) that any Notes or portions thereof not tendered or accepted for payment will continue to accrue interest;
       (iv) that, unless the Company defaults in the payment of the Change of Control Purchase Price with respect thereto, all Notes or portions thereof accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest, from and after the Change of Control Purchase Date;
       (v) that any Holder electing to have any Notes or portions thereof purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the Paying Agent at the address specified in the notice, prior to the close of business on the third Business Day preceding the Change of Control Purchase Date;(vi) that any Holder shall be entitled to withdraw such election if the Paying Agent receives, not later than
             the close of business on the second Business Day preceding the Change of Control Purchase Date, a telegram, telex, facsimile transmission or letter, setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing such Holder's election to have such Notes or portions thereof purchased pursuant to the Change of Control Offer;
      (vii) that any Holder electing to have Notes purchased pursuant to the Change of Control Offer must specify the principal amount that is being tendered for purchase, which principal amount at maturity must be $1,000 or an integral multiple thereof;
     (viii) that any Holder whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Note or Notes surrendered, which unpurchased portion will be equal in principal amount to $1,000 or an integral multiple thereof; and(ix) any other information necessary to enable any Holder to tender Notes and to have such Notes purchased pursuant to this Section 5.07.

       (c)  On the Change of Control Purchase Date, the Company shall

            (i) accept for payment any Notes or portions thereof properly tendered pursuant to the Change of Control Offer;
           (ii) irrevocably deposit with the Paying Agent, by 10:00 a.m., New York City time, on such date, in immediately available funds, an amount equal to the Change of Control Purchase Price in respect of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee the Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof tendered to the Company and accepted for payment. The Paying Agent shall promptly send by first class mail, postage prepaid, to each Holder of Notes or portions thereof so accepted for payment, payment in the amount equal to the Change of Control Purchase Price for such Notes or portions thereof. The Company shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

       (d) Upon surrender and cancellation of a Note that is purchased in part pursuant to the Change of Control Offer, the Company shall promptly issue and the Trustee shall authenticate and deliver to the surrendering Holder of such Note, a new Note equal in principal amount to the unpurchased portion of such surrendered Note; provided that each such new Note shall be in a principal amount at maturity of $1,000 or an integral multiple thereof.

       (e) The Company shall comply with the requirements of Section 14(e) under the Exchange Act and any other securities laws or regulations, to the extent such laws and regulations are applicable, in connection with the purchase of Notes pursuant to a Change of Control Offer.

       SECTION 5.08. REPORTS. The Company will file on a timely basis with the Securities and Exchange Commission (the "Commission"), to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15 of the Exchange Act. The Company will also be required (a) to file with the Trustee, and provide to each Holder of Notes, without cost to such Holder, copies of such reports and documents within 30 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective holder of Notes promptly upon written request.

       SECTION 5.09. WAIVER OF COVENANTS. The Company may omit in any particular instance to comply with any term, provision or condition set forth in Sections 5.01 to 5.08, inclusive, if before or after the time for such compliance the Holders of at least a majority in principal amount of the Notes, by act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

                              ARTICLE SIX
              RESTRICTED AND UNRESTRICTED SUBSIDIARIES

       SECTION 6.01. DESIGNATION OF UNRESTRICTED SUBSIDIARIES. (a) The Company may designate a Subsidiary (including a newly formed or newly acquired Subsidiary) of the Company or any of its Restricted Subsidiaries as an Unrestricted Subsidiary if such Subsidiary (a "Designation") if (i) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation, (ii) (A) such Subsidiary has total assets of $1,000 or less or (B) such Subsidiary has total assets of more than $1,000 and an Investment in such Subsidiary in an amount equal to the fair market value of such Subsidiary (the "Designation Amount") would then be permitted under Section 5.01(a) hereof and (iii) the Company would be permitted to incur $1.00 of additional Debt (other than Permitted Indebtedness) pursuant to Section 5.02 at the time of and after giving effect to such Designation. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company or any of its Restricted Subsidiaries shall be classified as a Restricted Subsidiary thereof. In the event of any such Designation in accordance with this Section 6.01(a), the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to Section 5.01 for all purposes of the Indenture in the Designation Amount.

       (b) The Company shall not, and shall not permit any Restricted Subsidiary to, at any time (x) provide direct or indirect credit support for or a guarantee of any Debt of any Unrestricted Subsidiary (including of any undertaking, agreement or instrument evidencing such Debt), (y) be directly or indirectly liable for any Debt of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any Debt which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Debt of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except, in the case of clause (x) or
  (y), to the extent permitted under Sections 5.01, 5.02 and 5.03.

       SECTION 6.02. REVOCATION OF UNRESTRICTED SUBSIDIARIES. The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation"), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if:

       (i) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

       (ii) all Liens and Debt of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time,
               have been permitted to be incurred for purposes of the Indenture.


       SECTION 6.03. REDESIGNATION OF SUBSIDIARIES. The designation of a Subsidiary as an Unrestricted Subsidiary or the Revocation of an Unrestricted Subsidiary in compliance with Sections 6.01 and 6.02 shall be made by the Board of Directors pursuant to a Board Resolution, which, together with an Officer's Certificate certifying compliance with this Article Six, shall be delivered to the Trustee and
  shall be effective as of the date specified in such Board Resolution, (which shall not be prior to the date such Board Resolution is delivered to the Trustee).

                                    ARTICLE SEVEN

                      MERGER, CONSOLIDATION OR SALE OF ASSETS

        Pursuant to Section 301(16) of the Indenture, so long as any of the Notes are outstanding, the following provision shall replace Section 801 of the Indenture for purposes of the Notes:

       "The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any other Person or Persons, or permit any Restricted Subsidiary to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or Persons, unless at the time and after giving effect thereto
  (a) either (i) if the transaction is a consolidation or merger, the Company will be the continuing corporation or (ii) the Person (if other than the Company) formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or the Person that acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis (the "Surviving Entity") (A) will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and (B) will expressly assume, by a supplemental indenture, in form and substance satisfactory to the Trustee, the Company's obligation for the due and punctual payment of the principal of, premium, if any, and interest on all the Notes and the performance and observance of every covenant of the Indenture or the Notes on the part of the Company to be performed or observed; (b) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Company or any Restricted Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing, and (c) immediately after giving effect to such transaction or series of transactions on a pro forma basis (on the assumption that the transaction or series of transactions occurred on the first day of the four-quarter period immediately prior to the consummation of such transaction or series of transactions with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur at least $1.00 of additional Debt (other than Permitted Indebtedness) under Section 5.02 hereof
 .
  Neither the Company nor any of its Restricted Subsidiaries may merge with or into, or be consolidated with, an Unrestricted Subsidiary of the Company, except to the extent such Unrestricted Subsidiary has been designated a Restricted Subsidiary, as provided in the Indenture, in advance of or in connection with such transaction."

                                ARTICLE EIGHT

                                MISCELLANEOUS

       SECTION 8.01. APPLICATION OF FIRST SUPPLEMENTAL INDENTURE. Each and every term and condition contained in the First Supplemental Indenture that modifies, amends or supplements the terms and conditions of the Indenture shall apply only to the Notes created hereby and not to any future series of Securities established under the Indenture.

       SECTION 8.02. BENEFITS OF FIRST SUPPLEMENTAL INDENTURE. Nothing contained in this First Supplemental Indenture shall or shall be construed to confer upon any person other than a Holder of the Notes, the Company and the Trustee any right or interest to avail itself or himself, as the case may be, of any benefit under any provision of the In1denture or this First Supplemental Indenture.

       SECTION 8.03. DEFINED TERMS. All capitalized terms which are used herein and not otherwise defined herein are defined in the Indenture and are used herein with the same meanings as Indenture.

       SECTION 8.04. EFFECTIVE DATE. This First Supplemental Indenture shall be effective as of the date first above written and upon the execution and delivery hereof by each of the parties hereto.

       SECTION 8.05. GOVERNING LAW. This First Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

       SECTION 8.06. COUNTERPARTS. This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

       SECTION 8.07. SATISFACTION AND DISCHARGE. This Supplemental Indenture shall cease to be of further force and effect upon compliance with Section 401 of the Indenture with respect to the Notes created hereby.

       IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed by their respective officers hereunto duly authorized, all as of the day and year first above written.

                                        CRIIMI MAE INC.


  Dated:  November 21, 1997              By:  /s/ H. William Willoughby
                                            ---------------------------
                                         Name:  H. William Willoughby
                                         Title: President



                                         STATE STREET BANK AND TRUST
                                         COMPANY
                                         as Trustee

  Dated:  November 21, 1997              By: /s/ Susan Freedman
                                            ------------------------
                                         Name: Susan Freedman
                                         Title:Vice President

                                   ACKNOWLEDGMENT

  STATE OF            )
                      )     ss:
  COUNTY OF           )

  On the    day of                 , 1997, before me personally came

  ----------------------------------- to me known, who, being by me duly sworn,
  did depose and say that he is                             of CRIIMI MAE INC.,
                                ----------------------------
  one of the parties described in and which executed the foregoing instrument, and that he signed his name thereto by authority of the Board of Directors.

  {Notarial Seal}


  ----------------------------
  Notary Public
  COMMISSION EXPIRES

                                  ACKNOWLEDGMENT

  STATE OF            )
                      )     ss:
  COUNTY OF           )

  On the    day of                 , 1997, before me personally came

  ----------------------------------- to me known, who, being by me duly sworn,
  did depose and say that he is                             of CRIIMI MAE INC.,
                                ----------------------------
  one of the parties described in and which executed the foregoing instrument, and that he signed his name thereto by authority of the Board of Directors.

  {Notarial Seal}


  ----------------------------
  Notary Public
  COMMISSION EXPIRES

  STATE OF            ) ss:
  COUNTY OF           )


       On the      day of November, 1997, before me personally came
                           , to me known, who, being by me duly sworn, did
  -------------------------
  depose and say that he/she is a               of STATE STREET BANK AND TRUST
                                 --------------
  COMPANY, one of the parties described in and which executed the foregoing instrument, and that he/she signed his/her name thereto by authority of the Board of Directors.

  [Notarial Seal]


  -----------------------------
  Notary Public
    Commission Expires

  EXHIBIT A
                                                                CRIIMI MAE INC.
                       9 1/8 percent Senior Notes due 2002
  No. 001                                                    Principal Amount
  CUSIP No. 226603AB4                                        $100,000,000

       UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

       UNLESS AND UNTIL THIS CERTIFICATE IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN CERTIFICATED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE THEREOF OR BY A NOMINEE THEREOF TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR OF DTC OR A NOMINEE OF SUCH SUCCESSOR.

       CRIIMI MAE Inc., a Maryland corporation (the "Issuer," which term includes any successor under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co. or registered assigns, the principal sum of One Hundred Million Dollars on December 1, 2002 (the "Maturity Date"), and to pay interest thereon from November 21, 1997 (or from the most recent Interest Payment Date to which interest has been paid or duly provided for), semiannually in arrears on June 1 and December 1 of each year (each, an "Interest Payment Date"), commencing on June 1, 1998, and on the Maturity Date, at a rate of 9 1/8 percent per annum, until payment of said principal sum has been made or duly provided for.

       The interest so payable and punctually paid or duly provided for on an Interest Payment Date and on the Maturity Date will be paid to the Holder in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the "Regular Record Date" for such payment, which will be the date 15 calendar days (regardless of whether such day is a Business Day (as defined below)) next preceding such payment date or the Maturity Date, as the case may be. Any interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and shall be paid to the Holder in whose name this Note (or one or more predecessor Notes) is registered at the close of business on a subsequent record date for the payment of such defaulted interest (which shall not be less than five Business Days prior to the date of the payment of such defaulted interest) established by notice given by mail by or on behalf of the Issuer to the Holders of the Notes not less than 15 days preceding such subsequent record date. Interest on this Note will be computed on the basis of a 360-day year of twelve 30-day months.

       The principal of this Note payable on the Maturity Date will be paid against presentation and surrender of this Note at the office or agency of the Issuer maintained for that purpose in Boston, Massachusetts with a drop facility maintained in New York, New York. The Issuer hereby initially designates the Corporate Trust Office of the Trustee in Boston, Massachusetts as the office to be maintained by it where Notes may be presented for payment, registration of transfer, or exchange and where notices or demands to or upon the Issuer in respect of the Notes or the Indenture referred to on the reverse hereof may be served.

       Interest payable on this Note on any Interest Payment Date and on the Maturity Date, as the case may be, will be the amount of interest accrued during the applicable Interest Period (as defined below).

       An "Interest Period" is each period from and including the immediately preceding Interest Payment Date (or from and including November 21, 1997, in the case of the initial Interest Period) to but excluding the applicable Interest Payment Date or the Maturity Date, as the case may be. If any Interest Payment Date other than the Maturity Date would otherwise be a day that is not a Business Day, any amounts payable on such Interest Payment Date will be paid on the succeeding Business Day with the same force and effect as if it were paid on the date such payment was due. If the Maturity Date falls on a day that is not a Business Day, principal and interest payable on the Maturity Date will be paid on the succeeding Business Day with the same force and effect as if paid on the date such payment was due, and no interest will accrue on the amount so payable for the period from and after the Maturity Date. "Business Day" means any day, other than a Saturday or a Sunday on which banking institutions in New York, New York or Boston, Massachusetts are not required or authorized by law or executive order to close.

       Payments of principal and interest in respect of this Note will be made by U.S. dollar check or by wire transfer (such a wire transfer to be made only to a Holder of an aggregate principal amount of Securities in excess of $2,000,000, and only if such Holder shall have furnished wire instructions in writing to the Trustee no later than 15 days prior to the relevant payment date and acknowledged that a wire transfer fee shall be payable) of immediately available funds in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

       Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place. Capitalized terms used herein, including on the reverse hereof, and not defined herein or on the reverse hereof shall have the respective meanings given to such terms in the Indenture.

       This Note shall not be entitled to the benefits of the Indenture referred to on the reverse hereof or be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under such Indenture.

       IN WITNESS WHEREOF, the Issuer has caused this instrument to be signed manually or by facsimile by its duly authorized officers.


  Dated:  November 21, 1997             CRIIMI MAE INC., as Issuer
                           By:
                                           -----------------------------------
                                      Its:


                    TRUSTEE'S CERTIFICATE OF AUTHENTICATION

       This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

                                        STATE STREET BANK AND TRUST COMPANY

                                        By:
                                           -----------------------------------
                                            Authorized Officer

                                [REVERSE OF NOTE]

                                 CRIIMI MAE INC.
                          9 1/8 percent Senior Notes due 2002

  This security is one of a duly authorized issue of debentures, notes, bonds, or other evidences of indebtedness of the Issuer (hereinafter called the "Securities") of the series hereinafter specified, all issued or to be issued under and pursuant to an Indenture dated as of November 21, 1997 as supplemented by the First Supplemental Indenture dated as of November 21, 1997 (as so supplemented, herein called the "Indenture"), duly executed and delivered by the Issuer to State Street Bank and Trust Company, as Trustee (herein called the "Trustee," which term includes any successor trustee under the Indenture with respect to the series of Securities of which this Note is a part), to which Indenture and all Indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties, and immunities thereunder of the Trustee, the Issuer, and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), and may otherwise vary as provided in the Indenture. This Security is one of a series designated as the 9 1/8 percent Senior Notes due 2002 of the Issuer
  (the "Notes"), limited in aggregate principal amount to $100,000,000.

  In case an Event of Default with respect to the 9 1/8 percent Senior Notes due 2002 shall have occurred and be continuing, the principal hereof and Make-Whole Amount (if any) may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect, and subject to the conditions provided in the Indenture.

  The Issuer may redeem the Notes, at any time in whole or from time to time in part, at the election of the Issuer, at a redemption price equal to the sum of
  (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Notes (the "Redemption Price"). Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Securities held by such Holder to be redeemed. If less than all the Notes are to be redeemed at the option of the Issuer, the Issuer will notify the Trustee at least 45 days prior to giving notice of redemption to the Holders (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

       The covenants set forth in Article Five of the First Supplemental Indenture shall be fully applicable to the Notes. The First Supplemental Indenture provides that, subject to certain conditions, if a Change of Control (as defined in the First Supplemental Indenture) occurs, the Issuer shall be required to make a Change of Control Offer (as defined in the First Supplemental Indenture) for all or a specified portion of the Notes.

       The Indenture contains provisions permitting the Issuer and the Trustee, with the consent of the Holders of not less than a majority of the aggregate principal amount of the Securities at the time Outstanding of all series to be affected (voting as one class), evidenced as provided in the Indenture, to execute supplemental Indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the Holders of the Securities of each series; provided, however, that no such supplemental Indenture shall, without the consent of the Holder of each Security so affected, (i) change the final maturity of any Security, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of any interest thereon, or impair or affect the rights of any Holder to institute suit for the payment on any Security, or (ii) reduce the aforesaid percentage of Securities, the Holders of which are required to consent to any such supplemental Indenture, or (iii) reduce the percentage of Securities, the Holders of which are required to consent to any waiver of compliance with certain provisions of the Indenture or any waiver of certain defaults thereunder. It is also provided in the Indenture that, with respect to certain defaults or Events of Default regarding the Securities of any series, the Holders of a majority in aggregate principal amount outstanding of the Securities of such series (or, in the case of certain defaults or Events of Default, all series of Securities) may on behalf of the Holders of all the Securities of such series (or all of the Securities, as the case may be) waive any such past default or Event of Default and its consequences, prior to any declaration accelerating the maturity of such Securities, or, subject to certain conditions, may rescind a declaration of acceleration and its consequences with respect to such Securities. The preceding sentence shall not, however, apply to a default in the payment of the principal of or premium, if any, or interest on any of the Securities. Any such consent or waiver by the Holder of this Security (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Security and any securities that may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Security or such other securities.

       As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless (a) such Holder shall have previously given the Trustee written notice of a continuing Event of Default, (b) the

  Holders of not less than 25 percent in aggregate principal amount of the Securities
  Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Securities Outstanding a direction inconsistent with such request, and (c) the Trustee shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof, Make-Whole Amount, if any, or interest hereon on or after the respective due dates expressed herein.

      No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and any Make-Whole Amount and interest on this Security in the manner, at the respective times, at the rate and in the coin or currency herein prescribed.

       This Security is issuable only in registered form without coupons in denominations of $1,000 and integral multiples thereof. Securities may be exchanged for a like aggregate principal amount of Securities of this series of other authorized denominations at the office or agency of the Issuer in Boston, Massachusetts, in the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge except for any tax or other governmental charge imposed in connection therewith.

       This Security is not subject to a sinking fund requirement.

       Upon due presentment for registration of transfer of Securities at the office or agency of the Issuer in Boston, Massachusetts, a new Security or Securities of the same series of authorized denominations in an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

       No recourse under or upon any obligation, covenant or agreement contained in the Indenture, in any Security or coupon appertaining thereto, or because of any indebtedness evidenced hereby or thereby (including, without limitation, any obligation or indebtedness relating to the principal of, or premium or Make-Whole Amount, if any, interest or any other amounts due, or claimed to be due, on this Security), or for any claim based thereon or otherwise in respect thereof, shall be had against any promoter, as such, or against any past, present or future shareholder, officer or director, as such, of the Issuer or of any successor, either directly or through the Issuer or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

       Prior to due presentation of a Security for registration of transfer, the Issuer, the Trustee, and any authorized agent of the Issuer or the Trustee may deem and treat the Person in whose name this Security is registered as the absolute owner of this Security (whether or not this Security shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment of, or on account of, the principal hereof and Make-Whole Amount, if any, and subject to the provisions herein and on the face hereof; interest hereon, and for all other purposes, and neither the Issuer nor the Trustee nor any authorized agent of the Issuer or the Trustee shall be affected by any notice to the contrary.

       The Indenture and this Security shall be governed by the law of the State of New York, United States of America.

       Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused "CUSIP" numbers to be printed on the Securities of this series as a convenience to the Holders of such Securities. No representation is made as to the correctness or accuracy of such CUSIP numbers as printed on the Securities, and reliance may placed only on the other identification numbers printed hereon.

                   ASSIGNMENT FORM AND CERTIFICATE OF TRANSFER

  To assign this Security fill in the form below:
  (I) or (we) assign and transfer this Security to

  --------------------------------------------------------
  (Insert assignee's social security or tax identification number, if any)

  ----------------------------------
  ----------------------------------
  ----------------------------------
  (Print or type assignee's name, address and zip code)
  Your signature:
                  ---------------------------------
       (Sign exactly as your name appears on the other side of this Security)
  Date:
        ----------------------------
  Signature Guarantee:
                        -----------------------------
  Participant in a recognized Signature
  Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee.)

                         OPTION OF HOLDER TO ELECT PURCHASE

       If you want to elect to have this Note purchased by the Issuer pursuant to Section 5.07 of the First Supplemental Indenture, check the box:

  If you want to elect to have only a part of this Note purchased by the Issuer pursuant to Section 5.07 of the First Supplemental Indenture, state the amount:
  $
    --------------------

  Dated:                        Your signature:
        ----------------                        ----------------------------
(sign exactly as your name appears on the other side of this Security)
  Signature Guarantee:
                       ------------------------------
            Participant in a recognized Signature
            Guarantee Medallion Program (or other
            signature guarantor program reasonably
            acceptable to the Trustee.)

  Exhibit B


                          FORM OF OPINION OF COMPANY'S COUNSEL
                             TO BE DELIVERED PURSUANT TO
                                    SECTION 5(b)

       (1) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland.

       (2) The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under, or as contemplated under, the Underwriting Agreement and the applicable Terms Agreement.

       (3) The Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction identified in Exhibit B hereto.

       (4) Each Subsidiary has been duly incorporated or formed and is validly existing as a corporation or limited partnership in good standing under the laws of the jurisdiction of its incorporation or formation, has corporate or limited partnership power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and is duly qualified as a foreign corporation or limited partnership to transact business and is in good standing in each jurisdiction identified in Exhibit B hereto. Except as otherwise stated in the Registration Statement and the Prospectus, all of the issued and outstanding capital stock or partnership interest of each Subsidiary has been duly authorized and is validly issued, fully paid and non-assessable and, to the best of our knowledge, is owned by the Company, directly or through subsidiaries, free and clear of any perfected security interest, mortgage, pledge, lien, encumbrance, claim or equity. None of the outstanding shares of capital stock or partnership interest of any Subsidiary was issued in violation of preemptive or, to our knowledge, any other similar rights of any securityholder of such Subsidiary.


       (5) The authorized, issued and outstanding shares of capital stock of the
  Company is as set forth in the column entitled "Actual" under the caption "Capitalization" (except for subsequent issuances thereof, if any, contemplated under the Underwriting Agreement and the Terms Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Prospectus).

        Such shares of capital stock have been duly authorized and validly issued by the Company and are fully paid and non-assessable, and none of such shares of capital stock were issued in violation of preemptive or, to our knowledge, any other similar rights of any securityholder of the Company.

       (6) The Underwriting Agreement and the Terms Agreement have been duly authorized, executed and delivered by the Company.

       (7) The Underwritten Securities have been duly authorized by the Company for issuance and sale pursuant to the Underwriting Agreement and the Terms Agreement. The Underwritten Securities, when issued and delivered by the
  Company pursuant to the Underwriting Agreement and the Terms Agreement against payment of the consideration therefor specified in such Terms Agreement, will be validly issued, fully paid and non-assessable and will not be subject to any statutory preemptive or, to our knowledge, any other similar rights of any securityholder of the Company. No holder of the Underwritten Securities is or will be subject to personal liability by reason of being such a holder. The form of certificate used to evidence the Underwritten Securities is in due and proper form and complies with the applicable statutory requirements of the Maryland General
  Corporation Law, with any applicable requirements of the charter or bylaws of the
  Company and with the requirements of the New York Stock Exchange.

       (8) The Underwritten Securities have been duly authorized by the Company for issuance and sale pursuant to the Underwriting Agreement and the applicable
  Terms Agreement. The applicable Preferred Stock, when issued and delivered by the
  Company pursuant to the Underwriting Agreement and such Terms Agreement against payment of the consideration specified in such Terms Agreement, will be validly issued, fully paid and non-assessable and will not be subject to any statutory preemptive or, to our knowledge, any other similar rights of any securityholder of the Company. No holder of such Preferred Stock is or will be subject to personal liability by reason of being such a holder. The form of certificate used to evidence the Preferred Stock is in valid form and complies with the applicable statutory requirements, with any applicable requirements of the charter or by-laws
  of the Company and with the requirements of the New York Stock Exchange. The applicable Articles Supplementary for such Preferred Stock are in full force and effect.

       (9) The Underwritten Securities have been duly authorized by the Company for issuance and sale pursuant to the Underwriting Agreement and the applicable
  Terms Agreement. The Underwritten Securities, when issued and authenticated in the manner provided for in the applicable Indenture and delivered against payment of the consideration therefor specified in such Terms Agreement, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles, and except further as enforcement thereof may be limited by (A) requirements that a claim with respect to any Debt Securities denominated other than in U.S. dollars or a foreign or composite currency judgment in respect of such claim) be converted into U.S. dollars at a rate of exchange prevailing on a date determined pursuant to applicable law or (B) governmental authority to limit, delay or prohibit the making of payments outside the United States. The Underwritten Securities are in the form contemplated by, and each registered holder thereof is entitled to the benefits of, the applicable Indenture.


       (10) The Underwritten Securities have been duly authorized by the Company for issuance and sale pursuant to the Underwriting Agreement and the applicable
  Terms Agreement. The Underwritten Securities, when issued and authenticated in the manner provided for in the applicable Warrant Agreement and delivered against payment of the consideration therefor specified in such Terms Agreement, will
  constitute valid and legally binding obligations of the Company, entitled to the benefits provided by such Warrant Agreement and enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.


       (11) Each applicable Warrant Agreement has been duly authorized, executed and delivered by the Company and (assuming due authorization, execution and delivery thereof by the applicable Warrant Agent) constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

       (12) The applicable Indenture has been duly authorized, executed and delivered by the Company and (assuming due authorization, execution and delivery thereof by the applicable Trustee) constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

       (13) The Underlying Securities have been duly authorized and reserved for issuance by the Company upon exercise of the Common Stock, Preferred Stock, Debt
  Securities or Warrants. The Underlying Securities, when issued upon such conversion, will be validly issued, fully paid and non-assessable and will not be subject to preemptive or other similar rights of any securityholder of the Company.
  No holder of the Underlying Securities is or will be subject to personal liability by reason of being such a holder. The Underlying Securities have been duly authorized for issuance by the Company upon conversion of the related Preferred tock. The Underlying Securities, when issued and authenticated in the manner provided for in the applicable Indenture and delivered in accordance with the terms of the related Preferred Stock will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles, and except further as enforcement thereof may be limited by (A) requirements that a claim with respect to any Debt Securities denominated other than in U.S. dollars
  (or a foreign or composite currency judgment in respect of such claim) be converted into U.S. dollars at a rate of exchange prevailing on a date determined pursuant to applicable law or (B) governmental authority to limit, delay or prohibit the making of payments outside the United States.

       (14) The Underwritten Securities being sold pursuant to the Terms Agreement conform, in all material respects, to the legal description thereof contained in the Prospectus and are in substantially the form filed or incorporated by reference, as the case may be, as an exhibit to the Registration Statement.

       (15)     The information in the Prospectus under "Description of Capital
  Stock-
  Common Shares" and "Certain United States Federal Income Tax Considerations" and in the Annual Report on Form 10-K under "Legal Proceedings" and "Certain
    Relationships
  and Related Transactions" and in the Registration Statement under Item 15, to the extent that it constitutes matters of law, summaries of legal matters, the Company's charter and bylaws or legal proceedings, or legal conclusions, has been reviewed by us and is correct in all material respects and our opinion set forth under "Certain
  United States Federal Income Tax Considerations" is confirmed.

       (16) The execution, delivery and performance of the Underwriting Agreement, the Terms Agreement and the consummation of the transactions contemplated in the
  Underwriting Agreement and the Terms Agreement (including the issuance and sale of the Underwritten Securities and the use of the proceeds from the sale of the Underwritten Securities as described under the caption "Use of Proceeds") and compliance by the Company with its obligations thereunder (i) to our knowledge, do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument identified on Exhibit C hereto which
  Exhibit includes all material agreements and instruments of the Company and its
  Subsidiaries known to us (collectively, the "Material Contracts"), to which the
  Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the assets, properties or operations of the Company or any of its Subsidiaries is subject, except for such conflicts, breaches, defaults, events or liens, charges or encumbrances that would not result in a Material Adverse Effect, (ii) do not and will not result in any violation of the provisions of the charter, by-laws or partnership agreement of the Company or any of its Subsidiaries, and (iii) to our knowledge, based upon our review of those United
  States and Maryland laws, rules and regulations, which in our experience, are normally applicable to transactions of the type contemplated by the Underwriting
  Agreement and the Terms Agreement, do not and will not result in any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its Subsidiaries or any of their assets, properties or operations except for such violations that would not result in a Material Adverse Effect.

       (17) To our knowledge, (a) neither the Company nor any of the Subsidiaries is in violation of its charter, bylaws or partnership agreement and (b) no default by the Company or any of the Subsidiaries exists in the due performance or observance of any Material Contract.

       (18) To our knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation to which the Company or any of its Subsidiaries thereof is a party or to which the assets, properties or operations of the Company or any of its Subsidiaries thereof is subject, before or by any court or governmental agency or body, domestic or foreign, which might reasonably be expected to result in a Material Adverse Effect or which might reasonably be expected to materially and adversely affect the assets, properties or operations thereof or the consummation of the transactions contemplated under the Underwriting Agreement, the applicable Terms Agreement or any applicable indenture or the performance by the Company of its obligations thereunder.

      (19) To our knowledge, there are no statutes or regulations that are required to be described in the Prospectus that are not described as required.

       (20) To our knowledge, there are no franchises, contracts, indentures, mortgages, loan agreements, notes, leases or other instruments required to be described or referred to in the Registration Statement or to be filed as exhibits thereto other than those described or referred to therein or filed or incorporated by reference as exhibits thereto, and the descriptions thereof or references thereto are correct in all material respects.

       (21)     The Registration Statement has been declared effective under the
  1933
  Act. Any required filing of the Prospectus pursuant to Rule 424(b) has been made in the manner and within the time period required by Rule 424(b). To the best of our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been initiated or are pending or threatened by the Commission.

       (22) The Registration Statement and the Prospectus, excluding the documents incorporated by reference therein, and each amendment or supplement to the Registration Statement and Prospectus, excluding the documents incorporated by reference therein, as of their respective effective or issue dates (other than the financial statements and supporting schedules included therein or omitted therefrom and each Trustee's Statement of Eligibility on Form T-1 (the "Form T-1s"), as to which we express no opinion) complied as to form in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations, as applicable; provided, however, that we express no view as to (i) the financial statements and the financial statement schedules contained or incorporated by reference therein or omitted therefrom (including the notes to the financial statements and the auditors' reports on the financial statements) and (ii) the other financial information contained or incorporated by reference therein or omitted therefrom
  (including the information set forth under "The Portfolio").

       (23) The documents incorporated by reference in the Prospectus (other than the financial statements and supporting schedules therein or omitted therefrom, as to which we express no opinion), when they became effective or were filed with the
  Commission, as the case may be, complied as to form in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the Commission thereunder; provided, however, that we express no view as to (i) the financial statements and the financial statement schedules contained or incorporated by reference therein or omitted therefrom (including the notes to the financial statements and the auditors' reports on the financial statements) and (ii) the other financial information contained or incorporated by reference therein or omitted therefrom (including the information set forth under
  "The Portfolio").

       (24) No filing with, or authorization, approval, consent, license, order registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations under the Underwriting Agreement or the Terms Agreement or in connection with the transactions contemplated under the Underwriting Agreement or the Terms Agreement other than under the 1933 Act, the 1933 Act Regulations, the
  1939 Act and the 1939 Act Regulations, which have been obtained, or as may be required under state securities or blue sky laws or regulations.

       (25) Neither the Company nor any of its Subsidiaries is required to register as an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

       (26) The Company and CRI Liquidating REIT, Inc. were each organized and have operated in conformity with the requirements for qualification and taxation as a real estate investment trust ("REIT") under the Code for each of the taxable years that they have been in existence, and the Company's and CRI Liquidating REIT
  Inc.'s current organization and method of operation will enable them to continue to meet the requirements for qualification as a REIT for each of their subsequent taxable years. The Company's qualification as a REIT under the Code will depend upon the Company's ability to meet, through actual operating results, distribution levels, diversity of stock ownership and the various income and asset qualification tests imposed under the Code. Such operating results may not be reviewed by us as
  Counsel, and accordingly, no assurance can be given that the actual results of the
  Company's operations for any one taxable year will satisfy the requirements under the Code for REIT qualification. Moreover, certain aspects of the Company's operations have not been considered by the courts or the Internal Revenue Service.
  There can be no assurance that the courts or the Internal Revenue Service will agree with our opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. For a discussion relating the law to the facts, and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussion of federal income tax issues in the sections of the Registration Statement under the headings "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" and "RISK FACTORS -- CERTAIN TAX CONSIDERATIONS."

      In addition to the foregoing opinions, nothing has come to our attention that would lead us to believe that the Registration Statement or any post-effective amendment thereto (except for financial statements and schedules and other financial data included therein or omitted therefrom and for the Form T-1s, as to which we make no statement), at the time the Registration Statement or any post-effective amendment thereto (including the filing of the Company's Annual Report on
  Form 10-K with the Commission) became effective or at the date of the applicable
  Terms Agreement, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus or any amendment or supplement thereto (except for financial statements and schedules and other financial data included therein or omitted therefrom, as to which we make no statement), at the time the Prospectus was issued, at the time any such amended or supplemented prospectus was issued or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      In rendering such opinion, such counsel may rely as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials. Such opinion shall not state that it is to be governed or qualified by, or that it is otherwise subject to, any treatise, written policy or other document relating to legal opinions, including, without limitation, the Legal Opinion Accord of the ABA Section of Business Law (1991).

  EXHIBIT T3F
                            CROSS REFERENCE SHEET

       Reconciliation and Tie between Trust Indenture Act of 1939 (the "TIA" or "Trust Indenture Act") and the Indenture, dated as of November 21, 1997, between CRIIMI MAE Inc. and State Street Bank and Trust Company, as Trustee.

  Trust Indenture Act Section                                 Indenture Section

  Sec.  310(a)(1)....................................607
           (a)(2)....................................607
           (b).......................................607, 608
  Sec.  312(a).......................................704
  Sec.  312(c).......................................701
  Sec.  313(a).......................................702
           (c).......................................702
  Sec.  314(a).......................................703
           (a)(4)...................................1009
           (c)(1)....................................102
           (c)(2)....................................102
           (e).......................................102
  Sec.  315(b).......................................601
  Sec.  316(a) (last sentence).......................101 ("Outstanding")
           (a)(1)(A).................................502, 512
           (a)(1)(B).................................513
           (b).......................................508
  Sec.  317(a)(1)....................................503
           (a)(2)....................................504
  Sec.  318(a).......................................113
           (c).......................................113

  ---------
  NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

            Attention should also be directed to Section 318(c) of the Trust Indenture Act, which provides that the provisions of Sections 310 to and including 317 of the Trust Indenture Act are a part of and govern every qualified indenture, whether or not physically contained therein.

  EXHIBIT T3G

                         SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   FORM T-1

                              -----------------

                       STATEMENT OF ELIGIBILITY UNDER THE
                         TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

               Check if an Application to Determine Eligibility
                 of a Trustee Pursuant to Section 305(b)(2) __


                    STATE STREET BANK AND TRUST COMPANY
            (Exact name of trustee as specified in its charter)

                    Massachusetts                 04-1867445
        (Jurisdiction of incorporation or      (I.R.S. Employer
     organization if not a U.S. national bank)  Identification No.)

  225 Franklin Street, Boston, Massachusetts          02110
   (Address of principal executive offices)         (Zip Code)

      John R. Towers, Esq. Executive Vice President and General Counsel
            225 Franklin Street, Boston, Massachusetts  02110
                           (617) 654-3253
           (Name, address and telephone number of agent for service)


                               CRIIMI MAE Inc.
             (Exact name of obligor as specified in its charter)

                        Maryland                    52-1622022
         (State or other jurisdiction of        (I.R.S. Employer
          incorporation or organization)        Identification No.)

               11200 Rockville Pike
                Rockville, Maryland                   20852
     (Address of principal executive offices)       (Zip Code)

                     9 1/8 percent Senior Notes due 2002
                         (Title of indenture securities)

                                  GENERAL

  Item 1.     General Information.

  Furnish the following information as to the trustee:

       (a) Name and address of each examining or supervisory authority to which it is subject.

       Department of Banking and Insurance of The Commonwealth of Massachusetts, 100 Cambridge Street, Boston, Massachusetts.

       Board of Governors of the Federal Reserve System, Washington, D.C.,

       Federal Deposit Insurance Corporation, Washington, D.C.

       (b)  Whether it is authorized to exercise corporate trust powers.

       Trustee is authorized to exercise corporate trust powers.

  Item 2.     Affiliations with Obligor.

       If the Obligor is an affiliate of the trustee, describe each such affiliation.

       The obligor is not an affiliate of the trustee or of its parent, State Street
  Corporation.

       (See note on page 2.)

  Item 3. through Item 15.     Not applicable.

  Item 16.     List of Exhibits.

       List below all exhibits filed as part of this statement of eligibility.

       1. A copy of the articles of association of the trustee as now in effect.

       A copy of the Articles of Association of the trustee, as now in effect, is on file with the Securities and Exchange Commission as Exhibit 1 to Amendment No. 1 to the Statement of Eligibility and Qualification of Trustee (Form T-1) filed with the
  Registration Statement of Morse Shoe, Inc. (File No. 22-17940) and is incorporated herein by reference thereto.

       2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.

      A copy of a Statement from the Commissioner of Banks of Massachusetts that no certificate of authority for the trustee to commence business was necessary or issued is on file with the Securities and Exchange Commission as Exhibit 2 to Amendment No. 1 to the Statement of Eligibility and Qualification of Trustee (Form
    T-1) filed with the Registration Statement of Morse Shoe,

  Inc. (File No. 22-17940) and is incorporated herein by reference thereto.

       3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2), above.

      A copy of the authorization of the trustee to exercise corporate trust powers is on file with the Securities and Exchange Commission as Exhibit 3 to Amendment No. 1 to the Statement of Eligibility and Qualification of Trustee (Form T-1) filed with the Registration Statement of Morse Shoe, Inc. (File No. 22-17940) and is incorporated herein by reference thereto.


       4. A copy of the existing by-laws of the trustee, or instruments corresponding thereto.

       A copy of the by-laws of the trustee, as now in effect, is on file with the
  Securities and Exchange Commission as Exhibit 4 to the Statement of Eligibility and
  Qualification of Trustee (Form T-1) filed with the Registration Statement of Eastern Edison Company (File No. 33-37823) and is incorporated herein by reference thereto.

       5. A copy of each indenture referred to in Item 4. if the obligor is in default.

       Not applicable.

       6. The consents of United States institutional trustees required by Section
  321(b) of the Act.

       The consent of the trustee required by Section 321(b) of the Act is annexed hereto as Exhibit 6 and made a part hereof.


       7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.


      A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as Exhibit 7 and made a part hereof.

  NOTES

       In answering any item of this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor or any underwriter for the obligor, the trustee has relied upon information furnished to it by the obligor and the underwriters, and the trustee disclaims responsibility for the accuracy or completeness of such information.

       The answer furnished to Item 2. of this statement will be amended, if necessary, to reflect any facts which differ from those stated and which would have been required to be stated if known at the date hereof.

                                  SIGNATURE


       Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, State Street Bank and Trust Company, a corporation organized and existing under the laws of The Commonwealth of Massachusetts, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston and The Commonwealth of Massachusetts, on the 19th day of November, 1997.

                                      STATE STREET BANK AND TRUST COMPANY


                                      By:   /s/ Susan Freedman
                                         ---------------------------
                                      NAME   Susan Freedman
                                     TITLE   Vice President

EXHIBIT 6


                              CONSENT OF THE TRUSTEE

       Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of
  1939, as amended, in connection with the proposed issuance by CRIIMI MAE Inc. of its 9 1/8 percent Senior Notes due 2002, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


                                        STATE STREET BANK AND TRUST COMPANY


                                       By: /s/ Susan Freedman
                                          ----------------------------------
                                       NAME   Susan Freedman
                                      TITLE   Vice President

  Dated:   November 19, 1997

EXHIBIT 7

  Consolidated Report of Condition of State Street Bank and Trust Company, Massachusetts and foreign and domestic subsidiaries, a state banking institution organized and operating under the banking laws of this commonwealth and a member of the Federal Reserve System, at the close of business June 30, 1997, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act and in accordance with a call made by the Commissioner of Banks under General Laws, Chapter 172, Section 22(a).



                                                        Thousands of
  ASSETS                                                   Dollars

  Cash and balances due from depository institutions:
  interest-bearing balances and currency and coin          1,842,337
       Interest-bearing balances                           8,771,397
  Securities                                              10,596,119
  Federal funds sold and securities purchased
       under agreements to resell in domestic offices
       of the bank and its Edge subsidiary                  5,953,036
  Loans and lease financing receivables:
       Loans and leases, net of unearned income             5,769,090
       Allowance for loan and lease losses                     74,031
       Allocated transfer risk reserve                              0
       Loans and leases, net of unearned income
        and allowances                                      5,695,059
  Assets held in trading accounts                             916,608
  Premises and fixed assets                                   374,999
  Other real estate owned                                         755
  Investments in unconsolidated subsidiaries                   28,992
  Customers' liability to this bank on acceptances
    utstanding                                                 99,209
  Intangible assets                                           229,412
  Other assets                                              1,589,526
                                                            ---------

  Total assets                                             36,097,449
                                                           ----------
                                                           ----------
  LIABILITIES

  Deposits:
       In domestic offices                                 11,082,135
            Noninterest-bearing                             8,932,019
            Interest-bearing                                2,150,116
       In foreign offices and Edge subsidiary              13,811,677
            Noninterest-bearing                               112,281
            Interest-bearing                               13,699,396
  Federal funds purchased and securities sold under
       agreements to repurchase in domestic offices of
       the bank and of its Edge subsidiary                  6,785,263
  Demand notes issued to the U.S. Treasury and Trading
     Liabilities                                              755,676
  Other borrowed money                                        716,013
  Subordinated notes and debentures                                 0
  Bank's liability on acceptances executed and outstanding     99,605
  Other liabilities                                           841,566

  Total liabilities                                        34,091,935
                                                           ----------

  EQUITY CAPITAL
  Perpetual preferred stock and related                             0
  Common stock                                                 29,931
  Surplus                                                     437,183
  Undivided profits and capital reserves/Net
     unrealized holding gains (losses)                      1,542,695
  Cumulative foreign currency translation adjustments          (4,295)
  Total equity capital                                      2,005,514

  Total liabilities and equity capital                     36,097,449

       I, Rex S. Schuette, Senior Vice President and Comptroller of the above named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal
  Reserve System and is true to the best of my knowledge and belief.



                                           Rex S. Schuette


  We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.



                                     David A. Spina
                                     Marshall N. Carter
                                     Truman S. Casner




       5. A copy of each indenture referred to in Item 4. if the obligor is in default.


            Not applicable.

       6. The consents of United States institutional trustees required by Section
  321(b) of the Act.

            The consent of the trustee required by Section 321(b) of the Act is annexed hereto as Exhibit 6 and made a part hereof.


      7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

            A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as Exhibit 7 and made a part hereof.

  NOTES

       In answering any item of this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor or any underwriter of the obligor, the trustee has relied upon the information furnished to it by the obligor and the underwriters, and the trustee disclaims responsibility for the accuracy or completeness of such information.

       The answer to Item 2. of this statement will be amended, if necessary, to reflect any facts which differ from those stated and which would have been required to be stated if known at the date hereof.

                                  SIGNATURE


       Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, State Street Bank and Trust Company, a corporation duly organized and existing under the laws of The Commonwealth of Massachusetts, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston and The Commonwealth of Massachusetts, on the 19th day of November, 1997



  STATE STREET BANK AND TRUST COMPANY


  By:  /s/ Susan Freedman
      ---------------------------------
  NAME  Susan Freedman
  TITLE Vice President

EXHIBIT 6

                             CONSENT OF THE TRUSTEE

       Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of
  1939, as amended, in connection with the proposed issuance by CRIIMI MAE Inc. of its
  9 1/8 percent Senior Notes due 2002, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

                                STATE STREET BANK AND TRUST COMPANY


                                By /s/ Susan Freedman
                                   -------------------------
                                NAME  Susan Freedman
                                TITLE Vice President

  Dated:    November 19, 1997